                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration Number 333-84928


                               MMI PRODUCTS, INC.

                                   $38,700,000

               11 1/4% SERIES B SENIOR SUBORDINATED NOTES DUE 2007


          This prospectus relates to the offering for resale from time to time by certain selling noteholders named herein of an aggregate principal amount of $38,700,000 of our 11 1/4% Series B Senior Subordinated Notes due 2007. The 11 1/4% notes being offered by the selling noteholders were initially issued on March 6, 2002 in exchange for an equal aggregate principal amount of our 13% Senior Subordinated Notes due 2007, together with a cash payment to the exchanging noteholders, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. The 11 1/4% notes being offered by the selling noteholders are sometimes referred to in this prospectus as the "resale notes."

          We currently have outstanding an aggregate principal amount of $188.7 million of 11 1/4% notes, of which the resale notes are a part. However, the resale notes are currently restricted securities and will remain so until transferred pursuant to this prospectus or pursuant to an available exemption from registration in which the restrictions on transfer lapse. All of the 11 1/4% notes are unsecured obligations and are subordinated to our senior indebtedness and effectively subordinated to all of the liabilities of our subsidiaries. As of March 22, 2002, the 11 1/4% notes were subordinated to approximately $19.6 million of senior indebtedness ($15.6 million under our revolving credit facility and $4.0 million of capital leases) and $56.5 million of additional capacity under our credit facility. The 11 1/4% notes rank pari passu with an aggregate principal amount of $11.3 million of our 13% Senior Subordinated Notes due 2007.

          The selling noteholders will receive all of the proceeds from the sale of the resale notes, although we will bear the expenses related to offering the resale notes. The selling noteholders, directly through agents, dealers or underwriters to be designated from time to time, may sell the resale notes from time to time in the over-the-counter market, on a securities exchange on which the 11 1/4% notes are then listed, in negotiated transactions or otherwise, at prices and on terms to be determined at the time of sale.

                                   ----------

          YOU SHOULD CAREFULLY REVIEW THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                                   ----------

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                  The date of this prospectus is April 1, 2002

                                TABLE OF CONTENTS

                                                                                                              PAGE
Summary..........................................................................................................1
Risk Factors.....................................................................................................4
Forward-Looking Statements.......................................................................................9
Where You Can Find More Information.............................................................................10
Use of Proceeds.................................................................................................11
Capitalization..................................................................................................11
Selected Financial Data.........................................................................................12
Management`s Discussion and Analysis of Financial Condition and Results of Operations...........................14
Business........................................................................................................21
Management......................................................................................................32
Security Ownership of 5% Beneficial Owners and Management.......................................................36
Related Party Relationships and Transactions....................................................................38
Selling Noteholders.............................................................................................39
Description of the 11 1/4% Notes................................................................................41
Description of Indebtedness.....................................................................................71
Summary of Registration Rights of Selling Noteholders...........................................................72
Material U.S. Federal Income Tax Considerations.................................................................73
Plan of Distribution............................................................................................78
Legal Matters...................................................................................................79
Experts.........................................................................................................79

                                   ----------

You should rely only on the information provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

All references in this prospectus to "we," "us," "our," or "MMI" mean MMI Products, Inc. and its subsidiaries, unless indicated otherwise. References to "$" and "dollars" are to United States dollars.

                                     SUMMARY

         This brief summary highlights material information from this prospectus. It does not contain all of the information that is important to you. We urge you to carefully read the entire prospectus and the other documents to which it refers to fully understand the terms of the resale notes.

                                   THE COMPANY

         We are a leading manufacturer and distributor of products used in the North American infrastructure, nonresidential and residential construction industries. Over the past several years we have focused on increasing our product offering for the nonresidential construction and infrastructure markets, which historically have been less cyclical than the residential construction market. Our products are segregated into two reporting segments: fence and concrete construction products. We have established leading market positions in each of our segments by combining efficient manufacturing, high quality products, broad product offerings and extensive distribution capabilities. Additionally, we realize significant cost savings by combining our steel rod requirements, our main raw material, for each of our segments. As a result, we are one of the largest buyers of steel rod in the United States and are able to consistently purchase steel rod at a meaningful discount to industry standards. For the fiscal year ended December 29, 2001, we generated net sales and EBITDA of $501.9 million and $56.5 million, respectively.

         We have an extensive and well-positioned distribution network, consisting of 73 company-operated distribution centers, located in 30 states. Our distribution network serves over 8,400 customers, including construction contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of concrete reinforcing bar. We also manufacture products at 23 principal manufacturing facilities strategically located throughout the United States.

         Our corporate headquarters is located at 515 West Greens Road, Suite 710, Houston, Texas 77067. Our telephone number is (281) 876-0080.



                    SUMMARY OF KEY TERMS OF THE RESALE NOTES



THE ISSUER........................     MMI Products, Inc.

TOTAL PRINCIPAL
AMOUNT OFFERED....................     $38,700,000.

MATURITY DATE.....................     April 15, 2007.

INTEREST..........................     We will pay cash interest at a rate of 11
                                       1/4% on each April 15 and October 15,
                                       beginning on April 15, 2002.

OPTIONAL REDEMPTION...............     We may redeem all or any portion of the
                                       11 1/4% notes at any time on or after
                                       April 15, 2002 at the redemption price
                                       described on page 42 of this prospectus, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

CHANGE OF CONTROL.................     If a change of control (as defined on
                                       page 59) occurs, we will be required to
                                       offer to purchase the 11 1/4% notes from you at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. A change of control will also trigger repayment obligations under our credit agreement and the indenture applicable to our 13% notes. We may not have enough money to repurchase the resale notes following a change of control.

RANKING...........................     The 11 1/4% notes will not be secured by
                                       any of our assets and will be
                                       subordinated to all of our senior
                                       indebtedness. As of March 22, 2002, the
                                       11 1/4% notes were subordinated to $19.6
                                       million of senior indebtedness ($15.6
                                       million under our revolving credit
                                       facility and $4.0 million of capital
                                       leases) and $56.5 million of additional
                                       capacity under our credit facility. The
                                       11 1/4% notes, of which the resale notes are a part, rank pari passu with the 13% notes and represent $188.7 million and $11.3 million, respectively, of senior subordinated indebtedness.

RESTRICTIVE COVENANTS.............     The indenture governing the 11 1/4% notes
                                       contains covenants for your benefit that restrict our ability, and the ability of our restricted subsidiaries to, among other things:

                                            o  borrow additional money;

                                            o  pay dividends on or redeem our
                                               capital stock or make other
                                               restricted payments or
                                               investments;

                                            o  create liens;

                                            o  sell assets;

                                            o  enter into transactions with
                                               affiliates;

                                            o  merge or consolidate with any
                                               other person; or

                                            o  effect a consolidation or merger.

                                       For more details, see "Description of the 11 1/4% notes - Certain Covenants."

TRANSFER..........................     The resale notes are currently restricted
                                       securities and will remain so until
                                       transferred pursuant to this prospectus
                                       or pursuant to an available exemption
                                       from registration in which the
                                       restrictions on transfer lapse.

FORM OF THE RESALE NOTES..........     The resale notes have been issued in
                                       certificated form and will not be
                                       eligible for book-entry transfer with the Depository Trust Company until transferred pursuant to this prospectus or pursuant to an available exemption from registration in which the restrictions on transfer lapse.

USE OF PROCEEDS...................     We will not receive any cash proceeds
                                       from this offering.

           SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

         In the table below, we provide you with selected summary historical financial data. We have prepared this information from our audited consolidated financial statements for fiscal years 1999, 2000, and 2001.

         When you read this selected summary historical financial data, it is important that you read with it the historical financial statements and related notes in our annual and quarterly reports filed with the SEC.

                                                                  FISCAL YEAR
                                                     --------------------------------------
                                                        1999          2000          2001
                                                     ----------    ----------    ----------
                                                             (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales ........................................   $  480,605    $  530,429       501,889
Cost of sales ....................................      386,329       429,636       412,666
                                                     ----------    ----------    ----------
Gross profit .....................................       94,276       100,793        89,223
Selling, general and administrative expenses .....       40,227        45,310        46,265
Nonrecurring expenses-- stock options(1) .........        2,441            --            --
Other expenses (income), net .....................          629           252           306
Interest expense .................................       19,453        23,203        25,189
                                                     ----------    ----------    ----------
Income before income taxes .......................       31,526        32,028        17,463
Provision for income taxes .......................       12,926        12,856         7,522
                                                     ----------    ----------    ----------
Net income .......................................   $   18,600    $   19,172         9,941
                                                     ==========    ==========    ==========

CASH FLOW DATA:
Net cash provided by operating activities ........   $   18,747    $   28,539    $   29,606
Net cash used in investing activities ............       22,347        49,269         6,327
Net cash provided by (used in) financing .........        4,051        21,315       (23,527)
activities

OTHER FINANCIAL DATA:
EBITDA(2) ........................................   $   60,012    $   68,407        56,493
EBITDA margin(2) .................................         12.5%         12.9%         11.3%
Depreciation and amortization ....................        9,033        13,176        13,841
Capital expenditures .............................        6,631         6,933         4,605

FINANCIAL RATIOS:
EBITDA/Interest Expense ..........................         3.1x          3.0x          2.3x
Total Debt/EBITDA ................................         2.8x          3.3x          3.9x
Ratio of Earnings to Fixed Charges(3) ............         2.5x          2.3x          1.6x

                                                                      AT DECEMBER 29, 2001
                                                                    -------------------------
                                                                     ACTUAL    AS ADJUSTED(4)
                                                                    --------   --------------
                                                                      (DOLLARS IN THOUSANDS)
  BALANCE SHEET DATA:
  Working capital ...............................................   $ 82,963   $       83,228
  Total assets ..................................................    286,495          286,495
  Total long-term obligations, including current maturities .....    218,295          218,560
  Stockholder's deficit .........................................     10,386           10,386

----------

(1) In fiscal year 1999, all outstanding stock options were redeemed in connection with the 1999 recapitalization of our parent, Merchants Metals Holding Company, resulting in a non-recurring compensation charge for our employees of $2.4 million.

(2) EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA margin represents EBITDA divided by net sales. While EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States (GAAP) and should not be considered as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.

(3) For purposes of calculating the ratio of earning to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases (estimated to be representative of an interest factor), and amortization of deferred financing costs.

(4) Represents balance sheet data as adjusted to reflect the exchange offer that was consummated on March 6, 2002.

                                  RISK FACTORS

         Before you elect to participate in any offering of the resale notes, we urge you to consider carefully the following summary of material risks applicable to the resale notes and our company, in addition to the other information contained in this prospectus.

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL POSITION AND PREVENT US FROM FULFILLING OUR OBLIGATIONS TO YOU.

         Our large amount of indebtedness could have negative consequences, including:

         o limiting our ability to obtain additional financing in the future which may be necessary to fund working capital, capital expenditures, acquisitions and debt service;

         o a reduction of funds available to us for operations or for capital expenditures because these funds must be used to pay our indebtedness; and

         o the possibility that we may experience an event of default under our debt instruments that, if not cured or waived, could make it difficult to fund operations, increase our interest expense, or result in a forced sale of valued collateral assets.

         Any of these consequences could adversely impact our business and results of operations and, consequently, our ability to satisfy our financial obligations to you. We have, and will continue to have, a large amount of indebtedness when compared to the equity of our stockholders. The terms of various indentures and credit agreements that govern our indebtedness limit the incurrence of additional indebtedness. As of December 29, 2001, we had outstanding long-term indebtedness, including current maturities, of approximately $218.3 million, and stockholder's deficit of $10.4 million.

WE MAY BE UNABLE TO PAY AMOUNTS DUE TO YOU IN THE EVENT OF OUR LIQUIDATION OR INSOLVENCY.

         As a result of the subordination provisions contained in our indentures, in the event of our liquidation or insolvency, our assets will be available to pay obligations on the 11 1/4% notes and the other senior subordinated indebtedness only after all senior indebtedness has been paid in full, and therefore there may not be sufficient assets remaining to pay amounts due on any or all of the 11 1/4% notes then outstanding. There are currently an aggregate principal amount of $188.7 million of 11 1/4% notes outstanding, including the $38.7 million of 11 1/4% notes which are being offered by the selling noteholders. The 11 1/4% notes are our general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness, including borrowings under our credit facility. As of March 22, 2002, the 11 1/4% notes were subordinated to approximately $19.6 million of senior debt ($15.6 million under our revolving credit facility and $4.0 million of capital leases) and $56.5 million of additional capacity under our credit facility. Obligations under the revolving credit facility generally increase during the first half of the year to satisfy seasonal working capital requirements. The 11 1/4% notes rank pari passu with the 13% notes and represent $188.7 million and $11.3 million, respectively, of senior subordinated indebtedness. Subject to the limitations described in our indentures and our credit facility, we are permitted to incur additional senior debt in the future. Substantially all of our assets are pledged as collateral to secure our credit facility.

OUR CREDIT FACILITY CONTAINS NUMEROUS RESTRICTIONS THAT, IF NOT COMPLIED WITH, MAY IMPACT OUR ABILITY TO SERVICE THE 11 1/4% NOTES.

         Our failure to comply with any of the restrictions in our credit facility could lead to an event of default under our credit facility and our other debt agreements, which would result in an acceleration by our lenders of amounts due that would greatly impair our ability to satisfy our obligations under the 11 1/4% notes.

         Our credit facility requires us to maintain a ratio of adjusted earnings from operations (as defined therein) minus unfinanced capital expenditures, cash payments of income taxes and dividends to our parent to pay its income taxes attributable to us to fixed payments of principal on indebtedness other than the credit facility and interest of 1.1 to 1.0 for the trailing 12-month period and limits annual capital expenditures to $20 million. Additionally, it restricts, among other things, our ability to:

         o        incur additional indebtedness;

         o        make acquisitions or asset dispositions;

         o        create or incur liens on any of our assets;

         o        pay or declare dividends;

         o        merge or consolidate; and

         o repurchase or redeem any of our senior subordinated notes before maturity.

WE MAY NOT BE ABLE TO REPURCHASE THE 11 1/4% NOTES UPON A CHANGE OF CONTROL.

         We might not have sufficient resources to repurchase the 11 1/4% notes or to pay our obligations if the indebtedneSs under our credit facility or other future senior indebtedness was accelerated upon a change of control of our company and we might not be able to obtain the consent of the lenders under our credit facility to enable us to repurchase the 11 1/4% notes which would constitute an event of default under our indenture. Upon the occurrence of a change of control of our company, we will be required to offer to repurchase all or any part of the 11 1/4% notes outstanding under the indenture. Under the terms of our credit facility, we are prohibited from repurchasing any of the 11 1/4% notes before their maturity. Events involving a change of control might also result in an event of default under our credit facility and our other indebtedness that we may incur in the future. An event of default under our credit facility or other future indebtedness could result in an acceleration of this indebtedness, in which case the subordination provisions of the 11 1/4% notes would require payment in full, or provision therefor, of all senior indebtedness before we could repurchase or make other payments in respect of the 11 1/4% notes. In addition, our 13% notes and 11 1/4% notes together represent $200.0 million oF senior subordinated indebtedness and have a pari passu claim as to the funds available for such change of control payment. The change of control provisions could have anti-takeover effects and could delay, defer or prevent a merger, tender offer or other takeover attempt.

THE 11 1/4% NOTES MAY NOT BE LIQUID BECAUSE THERE IS NOT A PUBLIC MARKET FOR THE 11 1/4% NOTES.

         In the event you wish to liquidate your 11 1/4% notes, you may have difficulty doing so or may have to do so at a substantial discount. Our 11 1/4% notes are not listed or quoted on any securities exchange or stock market and we do not intend to apply for listing of any of the 11 1/4% notes on any securities exchange. While Bear Stearns currently makes a market in our 11 1/4% notes, Bear Stearns is under no obligation to continue to do so. To the extent Bear Stearns makes a market, the majority of the trading activity in that market may only be available to institutional investors who have large holdings of 11 1/4% notes. Purchasers who have smaller holdings may not be able to access that market. Consequently, you may incur significant expense and difficulty when making subsequent transfers of the 11 1/4% notes.

         The liquidity of the trading market in the 11 1/4% notes, and the market price quoted for the 11 1/4% notes, may bE adversely affected by a variety of factors including, among other things:

         o        the number of holders of the 11 1/4% notes;

         o        the market for similar securities;

         o the interest of securities dealers in making a market in the 11 1/4% notes;

         o        changes in the overall market for high-yield securities;

         o        changes in our financial performance or prospects;

         o changes in the prospects for companies in our industry generally; and

         o the difficulty and additional costs associated with transferring securities issued in certificated form.

THE RESALE NOTES MAY BE ISSUED WITH ORIGINAL ISSUE DISCOUNT AND NOT BE FUNGIBLE WITH OUR EXISTING 11 1/4% NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES.

         If, in connection with the exchange of 13% notes for resale notes, either the resale notes issued in the exchange or the 13% notes exchanged therefor were deemed publicly traded (as determined under the applicable treasury regulations) during the 60-day period ending 30 days after the issue date of the resale notes issued in that exchange, the resale notes may have been issued with original issue discount. We intend to take the position that neither the resale notes nor the 13% notes were publicly traded, however, the IRS may not agree with our position. Any original issue discount, subject to a statutory de minimis rule, would be required to be included in the income of the U.S. Holders of the resale notes on a constant yield basis over the term of the notes and in advance of cash payment attributable to such income. Moreover, if the resale notes are treated as issued with original issue discount, those notes would not be fungible with our other 11 1/4% notes for U.S. federal income tax purposes and should not be permitted to trade with such notes. Due to the lack of any authority directly on point regarding the federal income tax consequence of the exchange of 13% notes for 11 1/4% notes, we did not receive an opinion of tax counsel regarding such tax consequences. For a further discussion, See "Material United States Federal Income Tax Considerations."

THE WRITE-OFF OF A SIGNIFICANT PORTION OF GOODWILL WOULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS WHICH COULD IMPACT OUR ABILITY TO SERVICE THE 11 1/4% NOTES.

         Any impairment requiring the write-off of a significant portion of goodwill would negatively affect our results of operations and total capitalization, which effect could be material. Our total assets include a substantial amount of goodwill. At December 29, 2001, the carrying value of intangible assets, substantially all of which consists of goodwill, was $51.1 million, representing 17.8% of our total assets. At December 29, 2001, total stockholder's deficit was $10.4 million. We may not be able to realize the value of goodwill if the fair values of the related reporting units decrease below their carrying value. If an impairment is deemed to have occurred, some or all of the recorded goodwill will be required to be written-off.

OUR SALES ARE SUBJECT TO WEATHER PATTERNS AND SEASONAL CYCLES WHICH COULD ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND DECREASE OUR REVENUES.

         Adverse weather, such as unusually prolonged periods of cold or rain, blizzards, hurricanes and other severe weather patterns could limit construction activity and, consequently, negatively adversely affect our business, financial condition and our results of operations. Because our sales tend to decline during the colder, winter months, these effects can be magnified during such periods. In addition, because of these seasonal declines our expansion into colder climates could result in our increased reliance on debt financing sources to fund operations during slow periods, potentially decreasing liquidity and our ability to effectively deal with customers and suppliers. Our fence products have historically reflected significant seasonality, with a substantial portion of sales of fence products occurring in the period from April through October. We believe that this seasonality is significantly more pronounced in the residential fence market than in the nonresidential fence market. We estimate that the percentage of our fence product sales in fiscal 2001 allocable to the nonresidential and residential construction industries was 60% and 40%, respectively. Although we believe that our concrete construction products, which primarily focus on the nonresidential and infrastructure construction industries, are less seasonal than our fence products, even in the country's coldest regions, our concrete construction products segment may exhibit somewhat more pronounced characteristics of seasonality as we expand that business into areas of colder climates.

THE PRICE AND AVAILABILITY OF OUR RAW MATERIALS MAY FLUCTUATE WHICH COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

         Our principal raw material is steel rod. Approximately half of our supply of steel rod is obtained from overseas sources. Our ability to continue to acquire steel rod from overseas sources on favorable terms may be adversely affected by fluctuations in foreign currency exchange rates, foreign taxes, duties, tariffs, trade embargoes and other import limitations, resulting in an increase in our cost of sales. Most steel rod imports are subject to a three-year, tariff-rate quota that commenced in March 2000. In addition, anti-dumping and countervailing-duty cases relating to steel rod imports from selected foreign countries await review by the U.S. Department of Commerce and the International Trade Commission. Because steel rod comprises a substantial portion of our cost of goods sold (approximately 25% in fiscal year 2001), any increase in steel rod cost which cannot be passed on to our customers would reduce our gross profit and cash flows from operations. Although we have historically been able to pass along increases in steel rod prices to our customers, competitive pressures may prevent us from doing so in the future. A decrease in our volume of raw material purchases could also result in us being unable to secure volume purchase discounts that we have received in the past which would reduce cash flows from operations and thus jeopardize our ability to service debt obligations and obtain additional financing to grow our business.

THE MARKETS IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE AND OUR FAILURE TO EFFECTIVELY COMPETE COULD ERODE OUR MARKET SHARE.

         While we believe that our purchasing power, our nationwide distribution network and marketing capabilities and our manufacturing efficiency allow us to competitively price our products, our failure to do so could result in erosion of our market share and negatively impact our ability to service the 11 1/4% notes. Although we believe that we are an industry leader in each of our respective product markets, we compete against many national and regional competitors, some of whom have substantially greater financial resources than we. The uniformity of products among competitors results in substantial pressure on pricing and profit margins.

WE MAY NOT SUCCESSFULLY IDENTIFY FUTURE ACQUISITION CANDIDATES OR SUCCESSFULLY COMPLETE AND MANAGE ACQUISITIONS AND SUCH FAILURE COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         Our failure to identify future acquisition candidates and to complete or successfully manage acquisitions could limit the growth of operating cash flow, make operation of the business more difficult, trigger increases in the rate of interest charged under financing agreements, and generate write down of goodwill originally recorded. Our ability to increase revenues and operating cash flow over time depends in large part on our success in consummating future acquisitions on satisfactory terms and successfully integrating the acquired companies or assets into our operations. We may not grow as rapidly in the future through acquisitions as we have in the past several years due, in part, to the decreasing number of attractive acquisition targets in our existing segments. We expect to finance acquisitions through existing resources and operations. If these resources are insufficient to fund our acquisition requirements, we will have to obtain additional debt or equity financing. We may not be able to successfully obtain financing on terms we consider acceptable. Moreover, although we frequently engage in discussions with various parties regarding possible acquisitions, acquisition opportunities may not continue to be available or, if available, these acquisitions may not be able to be consummated on acceptable terms. Future acquisitions will also place increasing demands on management and operational resources. Our future performance will depend, in part, on our ability to manage expanding operations and to adapt our operational systems to such expansions. We may not be successful at effectively and profitably managing the integration of any future acquisitions.

OUR PRINCIPAL STOCKHOLDERS COULD EXERCISE THEIR INFLUENCE OVER US TO YOUR DETRIMENT.

         As a result of their stock ownership of our parent, Merchants Metals Holding Corporation (MMHC), Citicorp Venture Capital and its affiliates exercise significant influence over our management. Citicorp Venture Capital, Ltd., together with certain of its affiliates, employees and certain other persons affiliated or otherwise associated with Citicorp Venture Capital, own 49.5% of the total voting power of MMHC. In addition, such persons may elect to convert their stock into stock of another class and by so doing represent 82% of the total voting power of MMHC. The interests of Citicorp Venture Capital and its affiliates as equity owners of MMHC may differ from your interests and, as such, they may take actions which may not be in your interest. In addition, pursuant to a stockholders agreement, certain stockholders have agreed to vote their stock so that two members of the board of directors of MMHC are selected by Citicorp Venture Capital together with its affiliates. Currently, there are five members of the board of directors of MMHC.

WE DEPEND ON OUR KEY PERSONNEL FOR OUR SUCCESS AND THE LOSS OF THEIR SERVICES COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

         The loss of the services of one or more of our executive officers and other key employees could adversely affect our business, financial condition, results of operations or prospects. Our success will depend, in large part, on the efforts, abilities and experience of those persons. We do not have key man insurance on any of our executive officers. Effective December 17, 2001, we named John M. Piecuch as our new President and Chief Executive Officer. Mr. Piecuch succeeds Julius S. Burns, who will continue involvement in the business as our Chairman. The departure of any of our key employees could adversely change the nature of our relationship with key customers and employees.

WE MAY INCUR ENVIRONMENTAL LIABILITY, WHICH COULD ADVERSELY IMPACT OUR OPERATIONS AND, CONSEQUENTLY, OUR ABILITY TO SERVICE THE 11 1/4% NOTES.

         The presence of environmental contamination, or the failure to properly clean it up, may adversely affect our ability to sell, lease or operate our properties or to borrow funds. We are subject to extensive and changing federal, state and local environmental laws and regulations relating to, among other things, the storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous substances and wastes. Compliance with these environmental laws and regulations increases our costs of doing business and failure to comply with such environmental laws and regulations could result in the imposition of fines and penalties. In addition, environmental laws and regulations frequently change, making it difficult for us to predict the future impact of environmental laws and regulations on our operations. As an owner and operator of real estate, we may be liable under applicable environmental laws for cleanup and other costs and damages, including tort, resulting from past or present spills or releases of hazardous or toxic substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property. Currently, we have no remediation obligations at any property we own or lease. We have been identified as a potentially responsible party at various Superfund sites as a result of the off-site disposal of hazardous wastes. At all of these sites, we are a de minimus contributor of wastes. While we cannot provide a definitive estimate of our liability, given the limited amount of waste we dispose of, our anticipated potential liability is not expected to be material.

         We believe that our facilities are currently in substantial compliance with applicable environmental laws and regulations. New material environmental liabilities may be discovered, however, or the enactment of new environmental laws or regulations or changes in existing laws or regulations may require significant expenditures by us. Internally generated funds or other sources of liquidity and capital may not be available or sufficient to fund such unforeseen environmental liabilities.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial conditions, results of operations and business. Forward-looking statements can generally be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," or other words or phrases of similar import. All of these forward-looking statements are based on estimates and assumptions made by our management which, although we believe them to be reasonable, are inherently uncertain. We may not realize any such estimates or statements and our actual results will likely differ materially from those contemplated by such forward-looking statements. Factors which may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements expressed or implied by us in those statements include the following:

         o our operating results and cash flows for the first quarter of fiscal year ended 2002;

         o levels of federal, state and local government spending on public infrastructure projects, including roads, bridges, runways, and sewage and drainage projects;

         o        our ability to increase manufacturing efficiency;

         o        our ability to leverage our purchasing power;

         o our ability to identify, complete and integrate acquisitions and gain operating efficiencies;

         o        our ability to broaden our distribution network;

         o our ability to develop new applications for our existing products;

         o the competitive nature of our industry in general as well as our specific market areas;

         o changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of our business;

         o        inflation;

         o        changes in costs of goods and services;

         o economic conditions in general as well as in our specific market areas;

         o changes in or our failure to comply with federal, state and/or local government regulations;

         o        liability and other claims asserted against us;

         o        changes in our operating strategy or development plans;

         o        our ability to attract and retain qualified personnel;

         o our ability to pay interest and principal on a very large amount of debt;

         o        labor disturbances;

         o        changes in our acquisition and capital expenditure plans; and

         o        the other factors described in this prospectus.

         For further information or other factors which could affect our financial results and such forward-looking statements, see "Risk Factors."

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at public reference rooms in New York, New York and Chicago, Illinois. Please call (800) SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

         We have filed with the SEC a registration statement on Form S-1 with respect to the 11 1/4% notes to be resold by the selling noteholders in this offering. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each of those statements is deemed qualified in its entirety to that reference.

                                 USE OF PROCEEDS

         The selling noteholders will receive all of the proceeds from the sale of the resale notes. The selling noteholders, directly or through agents, dealers or underwriters to be designated from time to time, may sell the resale notes from time to time at prices and on terms to be determined at the time of sale. We will not receive any proceeds from the sale of the resale notes by the selling noteholders.

                                 CAPITALIZATION

         In the table below we provide you with, as of December 29, 2001, our actual cash and capitalization and our actual cash and capitalization as adjusted to reflect the exchange offer that was consummated on March 6, 2002. This table should be read in conjunction with the information contained elsewhere in this prospectus, including our financial statements and notes thereto.

                                                                                   DECEMBER 29, 2001
                                                                              --------------------------
                                                                                ACTUAL       AS ADJUSTED
                                                                              -----------    -----------
                                                                                (DOLLARS IN THOUSANDS)
Cash and cash equivalents .................................................   $     2,767    $     2,767
Long-term obligations, including current maturities:
  Revolving credit facility (1) ...........................................        12,630         15,392
  11 1/4% Series B Senior Subordinated notes due 2007(2) ..................       151,374        187,577
  13% Senior Subordinated notes due 2007 ..................................        50,000         11,300
  Capital lease and other obligations .....................................         4,291          4,291
          Total long-term obligations, including current maturities .......       218,295        218,560
Stockholder's (deficit):
  Common stock, $1 par value; 500,000 shares authorized;
    252,000 shares issued and outstanding .................................           252            252
  Additional paid-in capital ..............................................        15,450         15,450
    Accumulated other comprehensive income, net of tax of $392 ............          (612)          (612)
  Retained deficit ........................................................       (25,476)       (25,476)
    Total stockholder's deficit ...........................................       (10,386)       (10,386)
Total capitalization ......................................................   $   207,909    $   208,174

(1) We currently have a $75 million revolving credit facility (subject to a borrowing base limitation). On December 29, 2001, we had $59.4 million available under our credit facility. On March 22, 2002, we had $56.5 million available under our credit facility. See "Description of Indebtedness-Credit Facility."

(2)      Includes net unamortized portion of original issuance premium.

                             SELECTED FINANCIAL DATA

         The following table sets forth selected historical financial data derived from our audited consolidated financial statements for each of the five preceding fiscal years and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the related notes, included on pages F-1 through F-19 of this prospectus.

                                                                 FISCAL YEAR
                                 -------------------------------------------------------------------------
                                    1997           1998(5)         1999(5)        2000(5)         2001(5)
                                 ----------       ---------       ---------      ---------       ---------
                                                            (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales ....................   $  346,905       $ 418,355       $ 480,605      $ 530,429         501,889
Gross profit .................       50,906          68,184          94,276        100,793          89,223
Net income(1) ................   $    7,737       $  10,930       $  18,600      $  19,172           9,941

BALANCE SHEET DATA:
Working capital(2) ...........       50,308          58,854          79,182         22,289          82,963
Total assets .................      152,818         220,226         243,483        295,688         286,495
Total long-term
obligations,
including current
maturities ...................      123,867         160,437         168,334        222,084         218,295
Stockholder's equity
(deficit) ....................      (20,873)        (13,007)          8,306         (3,949)        (10,386)

CASH FLOW DATA:
Net cash provided by
operating activities .........   $    2,396       $  15,161       $  18,747      $  28,539       $  29,606
Net cash used in
investing activities .........        4,976          47,886          22,347         49,269           6,327
Net cash provided by
(used in) financing
activities ...................        5,855          31,195           4,051         21,315         (23,527)
Cash dividends(3) ............       57,105           1,292              --         31,000          16,142

OTHER FINANCIAL DATA:
EBITDA(4) ....................   $   31,423       $  42,781       $  60,012      $  68,407       $  56,493

----------

(1) In fiscal year 1999, all outstanding stock options were redeemed in connection with the 1999 recapitalization of our parent, MMHC, resulting in a non-recurring compensation charge for our employees of $2.4 million.

(2) In fiscal year 2000, working capital declined substantially due to the reclassification of our prior $100 million revolving credit facility ($65.2 million) to current debt which was to mature on December 12, 2001. The impact of this reclassification continued until the $100 million credit facility was replaced on October 30, 2001 by a $75 million credit facility that will mature on December 12, 2006.

(3) In fiscal year 2001 and 2000, $16.1 million and $31 million, respectively, were distributed to MMHC to pay down amounts owed by MMHC under its credit facility. In fiscal year 1998, $1.3 million was distributed to MMHC to fund the negotiated redemption value of one shareholder's equity interest pursuant to MMHC's 1996 recapitalization. Preferred stock and stock options received in that recapitalization by investors in MMHC and employees, respectively, were redeemed in fiscal year 1997 through a distribution to MMHC of $57.1 million.

(4) EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA margin represents EBITDA divided by net sales. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements.

(5) Includes historical results of operations of the net assets acquired pursuant to the acquisitions of Page Two, Inc. and Kewe 3, Inc. (2001), Hallett Wire Products Company (2000), National Wholesale Fence Supply, Inc. (1999), Reforce Steel and Wire Corp. (1999), The Burke Group, LLC
         (1998), Wholesale Fencing Supply, Inc. (1998), and Security Fence Supply Co., Inc. (1998).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following is an analysis of our financial condition and results of operations. You should read this analysis in conjunction with our consolidated financial statements and the related notes included on pages F-1 through F-19 of this prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the U.S. The preparation of our financial statements requires us to make certain estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes to the consolidated financial statements. Our estimation process generally relates to potential bad debts, damaged and slow moving inventory, value of intangible assets, and health care and workers compensation claims. We base our judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These judgments result in the amounts shown as carrying values of assets and liabilities in our financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from our estimates.

         We believe the following accounting policies are the most critical in the preparation of our consolidated financial statements.

         Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. These criteria are met generally at the time product is shipped but sometimes when the product reaches its destination. We maintain an allowance for doubtful accounts receivable by providing for specifically identified accounts where collectibility is questionable and a general allowance based on the aging of the receivables compared to past experience and current trends. A change in past experience or current trends could require a material change in our estimate of the allowance for doubtful accounts.

         We reserve for damaged and slow moving inventory based on specific identification. The amount reserved is the recorded cost of the inventory minus its estimated realizable value. We capitalize to inventory, manufacturing and purchase price variances based on inventory turnover rates and expected annual variances, adjusted quarterly for actual variance and turnover rates.

         We accrue estimated liabilities for workers compensation and claims incurred but not reported for our self-insured health care program. These accruals are based on current and historical trends. A change in the current or historical trends could require a material change in our estimate for this accrued liability.

         We account for business acquisitions using the purchase method of accounting. The cost of the acquired company is allocated to identifiable tangible and intangible assets based on estimated fair value, with the excess allocated to goodwill. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Significant reductions in the fair value of these acquired businesses could require us to record an impairment charge for the related goodwill.

GENERAL

         We are a leading manufacturer and distributor of products used in the nonresidential, infrastructure and residential construction industries. Our earnings were as follows:

                                                      FISCAL YEAR
                                            --------------------------------
                                                     (In Thousands)
                                              2001        2000        1999
                                            --------    --------    --------
Fence segment earnings                      $ 14,526    $ 14,826    $ 18,473
Concrete construction products segment
   earnings                                   30,845      42,968      36,148
Corporate(1)                                  (2,719)     (2,563)     (3,642)
                                            --------    --------    --------
Earnings before interest and income taxes     42,652      55,231      50,979
Interest expense                              25,189      23,203      19,453
                                            --------    --------    --------
Earnings before income taxes                  17,463      32,028      31,526
Income taxes                                   7,522      12,856      12,926
                                            --------    --------    --------
Net income                                  $  9,941    $ 19,172    $ 18,600
                                            ========    ========    ========

         (1) Corporate represents only amortization of intangible assets and nonrecurring charges. Corporate general and administrative expenses are allocated to the segments based upon proportional net sales.

         Earnings before interest and income taxes (EBIT) for 2001 decreased 22.8% as compared to 2000. This decrease is mostly attributable to declining net sales and gross margins in our concrete construction products segment. The fence segment suffered a difficult first quarter of 2001 in which earnings decreased $3.7 million from the same period of 2000, but the segment was able to recover most of this loss with a full year earnings decrease of $300,000. In 2000, EBIT increased 8.3% primarily due to business acquisitions in the concrete construction products segment ($5.7 million), partially offset by declining results in the fence segment. Corporate costs increased in 2001 and 2000 primarily as a result of the goodwill amortization from the business acquisition of Hallett Wire Products in February 2000. Corporate costs in 1999 included a nonrecurring charge in connection with the 1999 Recapitalization related to MMHC stock options granted in previous years to some of our employees. The aggregate effect of these expenses was $2.4 million ($1.4 million, net of tax).

         Interest expense increased 8.6% in 2001 and 19.3% in 2000. The 2001 increase is primarily due to the issuance of $50.0 million in 13% senior subordinated notes in June 2001 to increase liquidity by paying down the revolving credit facility balance. The lower revolving credit facility balances and reduced interest rates partially offset the increase in subordinated notes interest. The 2000 interest expense increase was principally due to higher revolving credit facility balances, due to the Hallett acquisition and payment of dividends to MMHC, and an increase in interest rates over 1999.

         The effective income tax rate increased in 2001 as earnings declined and fixed non-deductible goodwill amortization expense was a more significant element of earnings before income tax. In 2000 the rate declined primarily as a result of implementing income tax savings strategies.

FENCE SEGMENT

                                         FISCAL YEARS
                               --------------------------------
                                        (In Thousands)
                                 2001        2000        1999
                               --------    --------    --------
Net sales                      $269,781    $276,185    $270,714
Gross profit                     40,374      39,948      42,318
Gross profit margin                15.0%       14.5%       15.6%
SG&A and other expense         $ 25,848    $ 25,122    $ 23,845
Earnings before interest and
   income taxes                  14,526      14,826      18,473

         Net Sales. Net sales decreased 2.3% in 2001 and increased 2.0% in 2000. Net sales in 2001 fluctuated throughout the year primarily in connection with unfavorable and favorable weather conditions. During the first half of 2001 (primarily first quarter and April), colder weather in the Northeast and Midwest and rainy weather in the East and Southwest contributed to an overall decrease in sales of 11.8% as of second quarter 2001. Fourth quarter 2001 net sales increased 17.6% over fourth quarter 2000. This increase was primarily due to warmer weather nationwide and an increase in security fencing product orders, possibly as the result of the events of September 11, 2001. Net sales increased in 2000 primarily as the result of the full year impact of the 1999 acquisition of National Wholesale Fence which contributed an additional $10.8 million of sales, partially offset by the decline in sales to former customers of Security Fence (a 1998 business acquisition) who were competitors of our Merchants Metals Fence division, and from fewer special order jobs. Distribution center openings and closings have not had a material effect on fiscal years 2001 or 2000.

         Gross Profit. The fence segment's gross profit margin increased to 15.0% in 2001 from 14.5% in 2000. This increase in margin is primarily due to nonrecurring expenses incurred in fiscal year 2000 related to the expansion/modernizing of a fence plant in the West region. Additionally, 2001 benefited from lower raw material costs for zinc and tubing, and changes in product mix to higher margin products. These increases to gross margin were partially offset by unfavorable manufacturing costs. Lower sales activity during the first half of 2001, combined with an inventory reduction program, led to a lower absorption of manufacturing plant costs into inventory. Cost inflation in labor rates and worker related benefit costs also contributed to the unfavorable impact on gross margin. During late fourth quarter 2000 and most of 2001, sales volume decreases triggered a reduction in this headcount and thus reduced expenses. These cost saving initiatives impacted the 2001 gross profit margin through the third quarter. Improved fourth quarter 2001 sales volume initiated the replacement of some employees, and increased other material handling expenses. The primary causes of the 2000 gross profit margin decline from 15.6% in 1999 were, in addition to the West region plant expenses, lower margins at Security Fence and a marginal increase in raw material costs. Security Fence margins declined in 2000 as a result of changes in product mix due to loss of sales to competitors of our Merchants Metals Fence division. Fiscal year 2000 also had an increase in material handling expenses (primarily headcount growth) for the higher volume of sales, and further expectation of growth.

         SG&A and Other Expense. SG&A increased 2.9% in 2001 and 5.4% in 2000. SG&A as a percentage of sales was 9.6%, 9.1%, and 8.8% for 2001, 2000, and 1999, respectively. The increase in expense and percentage of sales in 2001 was primarily due to the allocation of higher compensation and other expenses relating to the staffing of both a Chairman of the Board and Chief Executive Officer, whereas one person performed both roles in 2000. In addition, incentive compensation for the fence segment increased in 2001. See "Management" for more information about this staffing change. These increases were partially offset by lower bad debt experience than in the prior year, and reduced travel and advertising expenses. The increase in expense and percentage of sales in 2000 was principally due to the National Wholesale Fence acquisition, and higher bad debt expense resulting from several customers that had experienced financial difficulties and/or bankruptcy.

CONCRETE CONSTRUCTION PRODUCTS SEGMENT

                                         FISCAL YEARS
                               --------------------------------
                                        (In Thousands)
                                 2001        2000        1999
                               --------    --------    --------
Net sales                      $232,108    $254,244    $209,891
Gross profit                     48,849      60,845      51,958
Gross profit margin                21.0%       23.9%       24.8%
SG&A and other expense         $ 18,004    $ 17,877    $ 15,810
Earnings before interest and
   income taxes                  30,845      42,968      36,148

         Net Sales. Net sales decreased 8.7% in 2001 and increased 21.1% in 2000. Net sales in 2001 decreased due to unfavorable weather conditions in the first half of the year and the beginnings of a slowdown in nonresidential construction activity. Also contributing to the decrease in net sales were lower volumes and prices as competitors of certain products lowered their prices and management's decision to only selectively meet these pricing actions. The increase in 2000 was due to the acquisition of Hallett ($34.3 million) and increased concrete accessories sales.

         Gross Profit. The segment's gross profit margin decreased from 23.9% in 2000 to 21.0% in 2001. This profit margin decline was primarily the result of unfavorable manufacturing cost absorption due to the impact of lower sales volume on plant efficiency, combined with increased labor rates and worker related benefit costs. An inventory reduction program in this segment also resulted in lowered production volumes and plant efficiencies. The remaining decline in margin was principally due to lower sales prices with some decline resulting from higher raw material costs. Partially offsetting these declines were increases in sales of higher margin products in the concrete accessories product line. In 1999 the segment's gross profit margin reached a historical high of 24.8%. The decline in 2000 was primarily the result of increased conversion costs, including labor and maintenance costs.

         SG&A and Other Expense. SG&A increased 0.7% in 2001 and 13.1% in 2000. SG&A as a percentage of sales was 7.8%, 7.0%, and 7.5% for 2001, 2000, and 1999, respectively. The increase in expense and percentage of sales in 2001 was primarily due to the allocation of higher compensation and other expenses relating to the staffing of both a Chairman of the Board and Chief Executive Officer, whereas one person performed both roles in 2000. See "Management" for more information about this staffing change. This increase and a marginal increase in bad debt expense were partially offset by reduced incentive compensation for this segment and the mesh product line reducing its sales force. The increase in expense and percentage of sales in 2000 was principally due to the Hallett Wire Products acquisition, and higher bad debt expense resulting from several customers that had experienced financial difficulties and/or bankruptcy.

LIQUIDITY AND CAPITAL RESOURCES

         Cash Flows. Operating cash flow contributed $29.6 million of cash in 2001 compared to $28.5 million in 2000. Although 2001 net income declined $9.2 million as compared to the prior year, changes in operating assets and liabilities provided cash in 2001, a change of $11.4 million as compared to 2000 when changes in these accounts utilized cash. The primary source of this change was a reduction in inventory of $7.8 million. An active and growing market for our products and the implementation of an aggressive business plan as we entered 2000 resulted in inventory increases of $9.4 million which, when business began to slow in the fourth quarter of 2000, proved to be excessive. At the beginning of 2001 we began an inventory reduction program in recognition of this business slowdown. This fluctuation of decreasing inventory in 2001 and increasing inventory in 2000 generated a change in cash flow of $17.2 million in 2001 over 2000. Partially offsetting this 2001 cash flow from inventory reductions was a $3.0 million increase in accounts receivable, net due to the fourth quarter 2001 sales activity increase in our fence segment. Average days sales outstanding
(DSO) ratio remained unchanged in 2001 as compared to 2000. DSO is at a level we believe is reasonable for the industries in which our segments operate.

         Working capital was $83.0 million, $22.3 million and $79.2 million in 2001, 2000, and 1999, respectively. The decline in 2000 was due to the reclassification of our revolving credit facility to short-term debt prior to its maturity date in December 2001. This facility was amended and restated in October 2001, with a new maturity date in December 2006. The increase in working capital in 2001 was $60.7 million, of which $65.2 million was due to the reclassification of the revolving credit facility back to long-term debt. Working capital grows during the winter and spring seasons as inventory is built for the busier spring and summer sales seasons and for the resultant increase in accounts receivable. The revolving credit facility is positioned to cover this need.

         Investing activities (primarily capital expenditures and business acquisitions) utilized $6.0 million of cash in 2001, as compared to $49.3 million and $22.3 million in 2000 and 1999, respectively. Business acquisitions were $2.1 million, $42.6 million, and $15.8 million in 2001, 2000, and 1999, respectively. Capital expenditures for expansion, improvement and replacement of property, plant and equipment have therefore been relatively low over the past three years. The aging of an expanding base (due to acquisitions) of machinery and equipment and the cost reduction opportunities provided by new technology and processes are expected to cause an increase in the level of future capital expenditures. Our 2002 budget for capital expenditures has increased to $15.9 million. Annual capital expenditures are currently limited to $20.0 million by our revolving credit facility.

         Financing activities utilized $23.5 million of cash in 2001 and provided $21.3 million and $4.1 million in 2000 and 1999, respectively. Dividend payments to MMHC of $16.1 million in 2001 and $31.0 million in 2000 reflect cash utilization for the payment of interest and principal balance reduction of MMHC's subordinated credit facility. Our revolving credit facility and senior subordinated note indentures require us to meet certain restricted payment tests before dividends can be distributed to MMHC. Dividend payments in 2000 and 2001 include payment of cumulative qualified dividends from previous years when little or no dividends were paid. Dividend payments to MMHC over the next few years are expected to range from $8.0 million to $11.0 million depending on operating results and uses of cash for operations and business acquisitions. In 2001, proceeds of $48.5 million from the issuance of the 13% notes were used for repayment of revolving credit facility obligations to enhance our liquidity for working capital needs, business acquisitions and dividend payments. The credit line of the revolving credit facility was decreased from $100.0 million to $75.0 million, a level we determined to sufficiently meet our liquidity needs. Cash provided in 2000 was primarily from the revolving credit facility, the major use of which was to fund the acquisition of Hallett Wire Products in February 2000.

         EBITDA is a widely accepted financial indicator of a company's ability to service and incur debt. Our EBITDA for fiscal years 2001, 2000, and 1999 was $56.5 million, $68.4 million, and $60.0 million, respectively. The decrease in EBITDA is primarily due to lower income before interest and income taxes due to the changes in net sales, gross profit and selling, general and administrative expenses discussed above. The increase in EBITDA in 2000 was primarily from the result of net sales and gross profit resulting from acquisitions, reduced raw material costs and other changes as discussed in the segment analysis in the year to year comparisons above. EBITDA should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with accounting principles generally accepted in the United States or as a measure of a company's profitability or liquidity. EBITDA is defined as the sum of income before interest expense, income taxes, depreciation and amortization.

         Senior Subordinated Notes. On April 16, 1997, we issued $120.0 million of 11 1/4% senior subordinated notes. The net proceeds of $116.0 million, after fees and expenses, were used to:

         o distribute $57.1 million to MMHC for the redemption of preferred stock and stock options issued in MMHC's 1996 recapitalization to investors in MMHC and employees, respectively;

         o repay the entire $10.0 million principal amount, plus accrued interest, on a senior subordinated secured note payable;

         o repay our remaining indebtedness under a term loan facility of $11.4 million; and

         o        reduce our indebtedness under the revolving credit facility.

         On February 12, 1999, we issued $30.0 million of a new series of the 11 1/4% notes. The net proceeds of approximately $31 million, including original issuance premium, after fees and expenses, were used to reduce our borrowings under the revolving credit facility.

         On July 6, 2001, we issued $50.0 million of 13% notes in a private offering. On March 6, 2002, we exchanged $38.7 million in principal amount of the 13% notes, on a par-for-par basis, for newly issued 11 1/4% notes plus an aggregatE cash payment of approximately $3 million funded by the revolving credit facility. The aggregate cash payment was calculated by adding (i) the present value, as of the date of exchange, of the difference between the remaining interest payments on the 13% notes versus the 11 1/4% notes, and (ii) the difference between the accrued and unpaid interest on the 13% notes and the 11 1/4% notes between the last interest payment date and the date of exchange.

         Our senior subordinated notes are subject to "Change in Control" provisions. These provisions state that a change in control exists, subject to exceptions, if any of the following occurs; a sale of substantially all of our assets, the liquidation or dissolution of our company, a change in the beneficial ownership of more that 50% of the total voting power of the voting stock, or the majority of the members of the board of directors of our company do not continue as directors. If a change in control exists, each holder will have the right to require us to repurchase all or any part of their notes at a repurchase price in cash at 101% of the aggregate principal plus accrued and unpaid interest and liquidating damages, if any.

         Credit Facility. Our revolving credit facility provides for maximum borrowings of $75.0 million, which was decreased from $100.0 million effective with the amended and restated agreement, effective October 30, 2001. We believe that the new credit facility, together with cash from operations, will be sufficient to meet liquidity needs. Borrowings under our credit facility bear interest, at our option at either (i) the base rate (as announced from time to time by Fleet National Bank) plus 0.25% or (ii) the Eurodollar Base Rate for the applicable Eurodollar Interest Period plus an adjustable margin, which ranges from 1.25% to 2.75% (currently at 1.25%), based on the ratio of total funded indebtedness to previous 12 months adjusted earnings from operations. Borrowings bearing interest at Eurodollar rates plus 1.25% are denominated in short-term obligations of LIBOR with one to six month maturities. We are required to pay a commitment fee of 1/2 of 1.0%, per annum, of the unused portion of the credit facility, which is an amount equal to the $75.0 million maximum borrowable amount less the amount actually borrowed, and various other fees. We paid a closing fee of $375,000 to effect the new agreement. The revolving credit facility is secured by all of our assets and stock, and guaranteed by MMHC. The terms of the revolving credit facility contain, among other provisions, covenants that require us to maintain a fixed charge ratio at no less than a designated amount, limit the amount of additional indebtedness, and limit the creation or existence of liens. The covenants also set certain restrictions on acquisitions, mergers and sales of assets. Our distribution of dividends to MMHC is only permitted under the revolving credit facility if certain tests as set forth in the loan agreement are met. As of March 22, 2002, there was $22.9 million outstanding and $52.1 million available under our $75 million credit facility.

         The following summarizes our contractual obligations at December 29, 2001, and the effect these obligations are expected to have on our liquidity and cash flow in future periods:

                                              PAYMENTS DUE BY PERIOD
                                                  (In Thousands)
                            ------------------------------------------------------------
                                        LESS THAN                               AFTER 5
                              TOTAL      1 YEAR     1 - 3 YEARS   4 - 5 YEARS    YEARS
                            ---------   ---------   -----------   -----------   --------
Long-term debt              $ 200,000   $      --   $        --   $        --   $200,000
Capital lease obligations       4,799       2,164         2,574            61         --
Operating leases               20,588       6,434        10,761         3,393         --
                            ---------   ---------   -----------   -----------   --------
Total contractual cash
obligations                 $ 225,387   $   8,598   $    13,335   $     3,454   $200,000
                            =========   =========   ===========   ===========   ========

         We expect that cash flows from operations and the borrowing availability under our revolving credit facility will provide sufficient liquidity to meet our normal operating requirements, capital expenditure plans and allowable dividends to MMHC.

         We have pursued and intend to continue to pursue a strategy of business acquisitions that will broaden our distribution network, complement or extend our existing product lines or otherwise increase our market share. The borrowing availability under our revolving line of credit facility and our additional borrowing capability are expected to be the financing source for such acquisitions. It is possible that, depending on our future operating cash flows and the size of potential acquisitions, we will seek additional sources of financing, subject to limitations set forth in our senior subordinated note indentures and revolving credit facility. We will also pay dividends to MMHC from time to time to pay operating expense, interest and principal on MMHC's indebtedness, and dividends on MMHC's preferred stock and for other purposes. Such payments of dividends are limited by state of Delaware corporate law and financial tests included in both our senior subordinated note indentures and revolving credit facility loan agreement.

         Seasonality. Our products are used in the nonresidential, infrastructure, and residential construction industries. These industries are both cyclical and seasonal, and changes in demand for construction services have a material impact on our sales and profitability. The highest level of sales and profitability occur during the times of the year when climatic conditions are most conducive to construction activity. Accordingly, sales will typically be higher in the second and third quarters and will be lower in the first and fourth quarters.

EFFECT OF INFLATION

         The impact of inflation on our operations has not been significant in recent years. We cannot assure you, however, that a high rate of inflation in the future will not have an adverse effect on our operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are subject to market risk exposure related to changes in interest rates on our $75.0 million revolving credit facility and our senior subordinated notes. Borrowings under our $75.0 million credit facility bear interest, at our option, at either the bank's base rate plus 0.25 percent or Eurodollar rate plus an adjustable margin, which ranges from 1.25% to 2.75% (currently at 1.25%) based on our previous 12 month adjusted earnings from operations. See Note 5 to the consolidated financial statements included on pages F-1 through F-19 of this prospectus. For fiscal year 2001 and 2000, the average daily balance outstanding under our credit facilities were $40.7 million and $56.0 million, respectively. In 2002, absent any business acquisitions, we expect the average balance of this facility to be approximately $14 million. Based on this balance, a one percent change in the interest rate would cause a change in interest expense of approximately $0.2 million. A one percent change in the interest rate in fiscal year 2000 would have caused a change in interest expense of approximately $560,000.

         Our $200.0 million of senior subordinated notes payable are exposed to changes in fair value. At December 29, 2001, the estimated fair value of the notes was $186.5 million. At December 30, 2000, $150.0 million of senior subordinated notes were outstanding, with an estimated fair value of $146.3 million. The estimated fair values are based on the quoted market prices. The variation in fair value is a function of market interest rate changes and the investor perception of the investment.

         We have exposure to price fluctuations associated with steel rod, our primary raw material. We negotiate purchase commitments from one to nine months in advance to limit our exposure to price fluctuations and ensure availability of the materials. Approximately half of our steel rod is purchased from foreign sources. Such purchases are denominated in U.S. dollars. Our ability to continue to acquire steel rod from overseas sources on favorable terms may be adversely affected by fluctuations in foreign currency exchange rates, foreign taxes, duties, tariffs, trade embargoes and other import limitations, resulting in an increase in our cost of sales. Most steel rod imports are subject to a three-year, tariff-rate quota that commenced in March 2000. In addition, anti-dumping and countervailing-duty cases relating to steel rod imports from selected foreign countries await review by the U.S. Department of Commerce and the International Trade Commission. Because steel rod comprises a substantial portion of our cost of goods sold (approximately 25% in fiscal 2001), any increase in steel rod cost which cannot be passed on to our customers would reduce our gross profit and cash flows from operations. Although we have historically been able to pass along increases in steel rod prices to our customers, competitive pressures may prevent us from doing so in the future. A decrease in our volume of raw material purchases could also result in us being unable to secure volume purchase discounts that we have received in the past which would reduce cash flows from operations and thus jeopardize our ability to service debt obligations and obtain additional financing to grow our business.

                                    BUSINESS

GENERAL

         We were organized in 1953 as a Delaware corporation and a wholly owned subsidiary of MMHC. We were acquired by Citicorp Venture Capital, Ltd. (CVC) and members of our management in 1986.

         We are a leading manufacturer and distributor of products used in the North American public "infrastructure", nonresidential and residential construction industries. Over the past several years we have focused on increasing our product offering for the nonresidential construction and infrastructure markets, which historically have been less cyclical than the residential construction market. For the year ended December 29, 2001 approximately 70% of our total net sales were for nonresidential applications. Our products are segregated into two reporting segments: fence and concrete construction products, which accounted for 53.8% and 46.2% of our total net sales, respectively, for the year ended December 29, 2001. We have established leading market positions in each of our segments. We offer high quality products and have extensive distribution capabilities. Additionally, we realize cost savings by combining the requirements for steel rod, our main raw material, for each of our segments. As a result, we are one of the largest buyers of steel rod in the United States and are able to consistently purchase steel rod at a meaningful discount to industry standards.

         The products in our fence segment include chain link fence fabric, fittings, ornamental iron fence and other related products which are manufactured and distributed by us, as well as wood, vinyl and aluminum products which are primarily manufactured by third parties and distributed by us. The products in our concrete construction products segment include various classes of wire mesh, which serve as a structural reinforcing grid for concrete construction, including all types of buildings, roads, bridges, runways and sewage and drainage projects. In addition, the concrete construction products segment produces over 2,000 specialized accessories used in concrete construction ("concrete accessories"), including products used to position and install steel reinforcing bar and wire mesh reinforcing grid.

         We have an extensive and well-positioned distribution network, consisting of 73 company-operated distribution centers, located in 30 states. Our distribution network serves over 8,400 customers, including construction contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of concrete reinforcing bar. We also manufacture products at 23 principal manufacturing facilities strategically located throughout the United States. In addition to serving customers nationwide, our distribution centers and production facilities are well positioned to serve areas of high population and construction growth. We currently have manufacturing or distribution facilities in each of the ten states with the largest projected increases in population through 2025.

         We maintain inventory in distribution centers for fence and concrete accessories products. Inventories will generally be at their highest levels between the months of April and October when most market activity occurs in the fence segment. We also purchase our raw material in large quantities based upon expected usage for a period of up to nine months. Accounts receivable also rise during these months due to the seasonal fluctuations in sales revenue.

         We have one customer that accounted for more than 10% of the concrete construction products segment net sales in fiscal year 2001; however, this customer did not account for more than 10% of our consolidated net sales.

         All of our outstanding capital stock is owned by MMHC. Citicorp Venture Capital, Ltd., together with its affiliates, employees and other persons affiliated or otherwise associated with Citicorp Venture Capital, own 49.5% of the total voting power of MMHC. In addition, such persons may elect to convert their stock into stock of another class and by so doing represent 82% of the total voting power of MMHC.

         We have two subsidiaries, MMI Management, Inc. and Hallett FSC, Inc. MMI Management, Inc. has a 99% limited partnership interest in MMI Management Services, L.P. We hold a one percent general partnership interest in MMI Management Services, L.P., the entity which provides us use of its intellectual property and provides general management, business development, finance, and steel rod purchasing services. Hallett FSC, Inc. is an entity that has remained inactive since it was acquired as part of the Hallett Wire Products Company in February 2000.

         Our corporate headquarters is located at 515 West Greens Road, Suite 710, Houston, Texas 77067. Our telephone number is (281) 876-0080.

COMPETITIVE STRENGTHS

         We believe we have the following key competitive strengths:

         Comprehensive Product Offerings. Over the last several years through internal initiatives and acquisitions, we have expanded our comprehensive range of product offerings which has enabled each of our segments to provide a "one-stop shop" solution for all of our customers. For example, in the fence segment, we have expanded our product range to include the manufacture of ornamental iron fencing and the distribution of all nonresidential and residential fence products. In the concrete construction products segment, we have continued to expand our structural fabric line for use in new applications. In addition, we have expanded our concrete construction product offerings to include galvanized strand wire, tilt-up hardware, engineering services and welded dowel basket assemblies. As a result of these efforts, we believe we have increased customer penetration and retention and believe we are well positioned to meet expanding customer needs in the future.

         Long-Term Customer Relationships. We enjoy long-term relationships with key customers based on our goal of supplying high quality products on a consistent and timely basis and providing responsive customer service. We maintain large-scale manufacturing operations, frequent customer contact and a broad array of products, which many of our smaller competitors cannot offer. These operating characteristics have solidified our position with our customers as one of the leading providers of fence and concrete construction products. We currently serve over 8,400 customers, with no single customer accounting for more than 5.0% of net sales for the fiscal year ended December 29, 2001.

         Broad Distribution Network. Our network of 73 distribution centers in 30 states is one of the most extensive distribution networks in the industry. The breadth of our distribution network enables us to provide rapid delivery and optimal coordination with customers' particular construction schedules, which is critical to our customers. We have strategically expanded our network by opening or acquiring distribution centers to access new regional customers or further penetrate existing markets and will continue to selectively evaluate further strategic expansion of our network. In addition to our own products, we also distribute complementary third-party products, which increases distribution capacity utilization and cash flow contribution without requiring significant additional capital investment by us.

         Favorable Industry Fundamentals. As a leading supplier to the infrastructure market, we are well positioned to benefit from any increases in infrastructure spending occurring throughout the United States. Further, any additional federal, state and county spending in other related infrastructure areas like sewage and drainage projects bodes well for our products.

         Moderate Capital Expenditure Requirements. Our manufacturing facilities support a wide variety of projects with only a moderate incremental capital cost and our distribution facilities are relatively inexpensive to establish (greenfield facilities only require an investment of approximately $750,000 to $1,000,000 on average). Some additional capital expenditures are required to increase manufacturing and distribution capacity as demand grows and to improve the productivity of the manufacturing process. These types of expenditures have historically not been significant. During fiscal 2001, capital expenditures totaled approximately $4.6 million, of which approximately $1.9 million was for maintenance requirements. The aging of an expanding base (due to acquisitions) of machinery and equipment and the cost reduction opportunities provided by new technology and processes are expected to cause an increase in the level of future capital expenditures. Our 2002 budget for capital expenditures has increased to $15.9 million.

         Experienced Management Team. Our senior management team of eight executives is one of the most experienced in the industry, with an average of over 24 years of industry experience. This management team has produced a consistent track record of growth and profitability. It is well-regarded for identifying growth opportunities, promoting and developing the product portfolio, and executing the acquisition program. Having completed 25 acquisitions since 1987, our team is experienced in identifying potential acquisition targets, executing acquisitions at attractive multiples, identifying opportunities for increasing efficiencies and enhancing value and successfully integrating the target's operations.

BUSINESS STRATEGY

         Our strategic objective is to further enhance our leading market position and profitability in each of our two product segments. We plan to achieve this objective through the continued implementation of the following strategies.

         Continue to Focus on Infrastructure and Nonresidential Construction Industries. We are well positioned to take advantage of increases in infrastructure spending. Demand for products in our concrete construction products segment is dependent, to a significant extent, on infrastructure development, including roads, bridges, runways, and sewage and drainage projects. Infrastructure construction spending is anticipated to increase as major components of the nation's infrastructure are replaced or substantially improved. In addition, we will continue to focus on increasing our sales to the nonresidential and infrastructure industries, which have historically been less seasonal and less cyclical than the residential construction industry. For the fiscal year ended December 29, 2001 approximately 70% of our total net sales were for nonresidential applications.

         Strengthen Position as Low Cost Manufacturer. We intend to continue to provide our customers with high quality products at competitive prices by continuing to capitalize on our raw material purchasing economies as well as implementing more efficient manufacturing techniques. Since all of the products we manufacture are produced primarily from steel rod, we are one of the largest buyers of steel rod in the United States. As a result, we are able to consistently purchase steel rod at a meaningful discount to industry standards. We intend to continue to capitalize on our purchasing power. In addition, we continue to implement standard process controls and other productivity improvements to improve our operating efficiency and reduce costs.

         Increase Sales Mix to Higher Margin Products. We intend to continue the strategy to shift the mix of our sales to higher margin products. For example, in our fence segment, since 1999 we acquired two manufacturing facilities and established a line in one of our existing plants for the production of ornamental iron fencing, which enabled us to reduce our reliance on products historically purchased from third parties and resold to our customers. As a result, our overall margins on this product line have increased significantly since 1998. We expect these margins will continue to increase as we manufacture a larger percentage of the ornamental iron fence products we sell. Additionally, within our concrete construction products segment, we have acquired companies who sold higher margin structural mesh and concrete accessories, including products used in tilt-up construction.

         Expand Markets for Existing Products. We actively develop and market new applications for our existing products. For example, we are actively promoting structural wire mesh as a cost-effective alternative to steel reinforcing bar used in concrete construction, including roads, bridges and other heavy construction projects. Although structural mesh has a higher initial cost to the customer than does steel reinforcing bar, we believe that the overall construction cost generally is lower if structural mesh is utilized. As a result, we believe the market for structural mesh represents a significant growth opportunity. We believe other opportunities exist to expand our sales and increase profitability by developing new applications and end uses for some of our other products.

         Pursue Strategic Acquisitions. In addition to internal growth, we intend to continue to pursue strategic acquisitions that broaden our distribution network, complement or expand our existing products or increase our production capacity. The markets in which we compete have a large number of relatively small, regional manufacturers and consequently, offer consolidation opportunities. We have substantial experience in completing acquisitions and successfully integrating them into our existing business and believe this expertise will enable us to continue to identify and pursue attractive opportunities in the future. Since 1995, we have completed 13 acquisitions aggregating approximately $132 million in consideration.

ACQUISITIONS

         Historically, we have achieved a significant portion of our growth through business acquisitions. Since 1995, 13 acquisitions have been completed, aggregating approximately $132 million in consideration. We completed two acquisitions in 1999 and one acquisition each in early 2000 and 2001.

         On June 7, 1999, we purchased certain assets (primarily accounts receivable, inventories, fixed assets and goodwill) of the wholesale fence division of National Wholesale Fence Supply, Inc. for cash of $13.2 million. The operations acquired include a manufacturer of ornamental iron fence products in San Fernando, California and distributors of fence products in California.

         On December 30, 1999, we purchased certain assets (primarily accounts receivable, inventories, fixed assets and goodwill) of Reforce Steel and Wire Corporation for cash of $3.4 million, which we funded from our revolving credit facility. The operations acquired included a manufacturer of concrete accessories products in Brooklyn, New York.

         On February 3, 2000, we purchased all of the issued and outstanding capital stock of Hallett Wire Products Company, a Minnesota corporation. Hallett manufactured welded wire mesh at facilities located in St. Joseph, Missouri and Kingman, Arizona. Hallett had net sales of approximately $37 million for the year ended December 31, 1999. We funded the total acquisition price of $40 million from our revolving credit facility.

         On February 1, 2001, we purchased certain assets of Page Two, Inc. and Kewe 3, Inc. for cash of approximately $2.0 million, which we funded from our revolving credit facility. The assets primarily consist of a production line for the application of an aluminum coating on strand wire located in Bartonsville, Illinois, accounts receivable, inventories and goodwill.

BUSINESS SEGMENTS

         We report our results of operations in two business segments - fence and concrete construction products. Both segments share common factors in relation to seasonality of business and raw materials.

         Seasonality and Cyclicality. Our products are used in the nonresidential, infrastructure, and residential construction industries. These industries are both cyclical and seasonal, and changes in demand for construction services have a material impact on our sales and profitability. The highest level of sales and profitability occur during the times of the year when climatic conditions are most conducive to construction activity. Accordingly, sales will typically be higher in the second and third quarters and will be lower in the first and fourth quarters. In an effort to mitigate cyclical influences, we have implemented the following strategies to help offset the impact of any such downturns on our operating results and liquidity:

         o increased our focus on products used in the nonresidential and infrastructure construction industries, which historically have been less cyclical than the residential construction industry;

         o positioned our concrete construction products segment to benefit from anticipated increases in infrastructure spending;

         o expanded our distribution network to serve diverse areas of high population growth, as well as to limit the effects of any particular regional economic downturn.

         Raw Materials. Our manufactured products are produced primarily from steel rod. Because both business segments require large quantities of the same raw material, we purchase steel rod in significantly larger quantities than would be necessary if the business segments were part of independent enterprises. Because of such large volume purchases, we believe that we typically purchase steel rod at a meaningful discount to industry standards. Since steel rod cost comprises a substantial portion of cost of goods sold (approximately 25% in fiscal year 2001), we believe such cost savings provide a significant competitive advantage.

         Approximately half of our annual steel rod purchased has been produced overseas. We purchase steel rod from several suppliers overseas and in the United States. The ample availability of steel rod provides us with many purchasing options and, as a result, we are not reliant on any one supplier.

         We will normally negotiate quantities and pricing on a quarterly basis for both domestic and foreign steel rod purchases. Because all agreements for the purchase of steel rod, whether foreign or domestic, are denominated in U.S. dollars, there are no significant risks of fluctuations in foreign currency exchange rates with respect to such agreements.

FENCE SEGMENT

         Our fence segment is made up of two operating divisions:

         o        Merchants Metals; and

         o        Anchor Die Cast.

         Merchants Metals is headquartered in Houston, Texas with its operations segregated and managed by geographic regions. Anchor Die Cast, a manufacturer of fence fittings, is located in Harrison, Arkansas. Our fence segment contributed 53.8%, 52.1%, and 56.3% of consolidated net sales in fiscal years 2001, 2000, and 1999, respectively.

         Products. Our fence segment manufactures the following products at nine principal facilities:

         o galvanized, aluminized and vinyl coated chain link fence fabric;

         o a full line of aluminum die cast and galvanized pressed steel fittings;

         o        vinyl coated pipe and accessories;

         o        ornamental iron fence panels; and

         o        gates.

         Our fence segment also distributes a variety of fence products that it purchases from third parties, including:

         o        pipe;

         o        tubing;

         o        wood;

         o        vinyl;

         o        ornamental iron and aluminum fence products;

         o        gates;

         o        hardware; and

         o        other related products.

         The segment also assembles wooden fence panels for residential fences at several of its facilities.

         Fence products are used in a variety of applications. The chain link fence products primarily serve as security fencing at nonresidential, residential, and governmental facilities, including the following:

         o        manufacturing and other industrial facilities;

         o        warehouses;

         o        schools;

         o        airports;

         o        correctional institutions;

         o        military facilities;

         o        recreational facilities;

         o        swimming pools; and

         o        dog kennels.

         Polyvinyl chloride (PVC) color coated wire, together with vinyl coated colored pipe, tubing and fittings, are used primarily for tennis courts and residential applications. Our fence segment also offers other fence products that are used primarily in the construction of wood, vinyl, aluminum or ornamental iron fence systems, and in the construction of all sizes and styles of fence gates for the residential and nonresidential markets.

         In fiscal year 2001, approximately 50% of our fence segment sales represented products manufactured by the segment. The remaining fence products were purchased as finished goods from third parties for distribution. Purchases of finished fence products are primarily from domestic manufacturers. We believe that our full line of fence products provides a competitive advantage by giving us the ability to provide a "one-stop shop" solution for our customers, thereby promoting customer loyalty.

         Production Process. Our chain link fence manufacturing process is virtually the same at each manufacturing facility. The dominant manufacturing process, "galvanized after weaving," involves four steps:

         o Step One: The rod is cleaned by removing "mill scale" by passing the rod around a series of pulleys that bend the rod in four planes. This bending process fractures the scale causing it to fall away from the base metal.

         o Step Two: The rod is then pulled through a series of funnel shaped dies that reduce the diameter of the rod by approximately 30% in each die. This cold-drawing process produces steel wire that ranges in diameter from 12.5 gauge (.095 inches) to 6.0 gauge (.192 inches). This wire is clean and uniform in diameter with a tensile strength that is nearly 100% stronger than the original rod.

         o Step Three: The wire is woven into chain link fabric by automated fabric weaving machines pre-set to a specific width (which ranges from three to 20 feet wide) of chain link fence fabric and to a specific "diamond" size ranging from 3/8-inch to 2 3/8-inches. o Step Four: The galvanizing process involves acid cleaning, then coating the surface of the steel wire with zinc to provide corrosion protection and enhanced appearance.

         The segment also produces other types of coated wire fabric, including PVC coated, aluminum coated, and "galvanized before weaving". In addition, vinyl coatings are applied to the pipe, tubing, and fittings used with vinyl coated chain link fabric. Anchor Die Cast manufactures a full line of aluminum die cast and galvanized pressed steel fittings.

         Sales and Marketing; Principal Customers. Our fence segment sells fence products principally to fence wholesalers and to nonresidential and residential contractors. Although some of our fence products sales are made to the ultimate consumer by home centers, home centers are not a primary focus of our fence segment's sales efforts. No one customer accounted for more than 10% of our fence segment revenues in fiscal year 2001.

         The segment's sales force consists of 184 employees whose sales territories cover the 48 contiguous states. The employees consist of sales people, distribution center managers, sales managers, and customer service representatives. Sales generally are made through 52 regional distribution centers (five of which are located at manufacturing facilities), which are located in 30 states. Because customer orders typically require rapid turn-around time, the distribution centers are strategically located near customers' facilities. The segment also distributes its fence products through a network of approximately 400 authorized dealers located throughout the country.

         Competition. Our fence segment's major national competitor is Master-Halco, Inc., which has a more extensive distribution network than we have. We believe, however, that our more extensive fence manufacturing capabilities provide an advantage in supplying some major accounts. Our segment also competes with one other national competitor and two regional competitors, one of which operates only manufacturing facilities (with no internal distribution network) primarily east of the Rocky Mountains. Our remaining competitors are smaller regional manufacturers and wholesalers.

         Although the ability to sell fence products at a competitive price is an important competitive factor, we believe that other factors, such as perceived quality of product and service and ability to deliver products to customers quickly, are also important to our fence customers.

CONCRETE CONSTRUCTION PRODUCTS SEGMENT

         Our concrete construction products segment is made up of two divisions, Ivy Steel and Wire, which produces wire mesh products, and Meadow Burke Products, which produces concrete accessories. Ivy is headquartered in Houston, Texas and Meadow Burke is headquartered in Tampa, Florida. Both companies segregate their management and operations by geographic region. Our concrete construction products segment comprised 46.2%, 47.9% and 43.7% of our consolidated net sales in fiscal years 2001, 2000 and 1999, respectively.

         Products. Concrete construction products include various classes of wire mesh, which serve as a structural reinforcing grid for concrete construction, including the following:

         o        roads;

         o        bridges;

         o        runways;

         o        concrete pipe; and

         o        sewage and drainage projects.

         In addition, the segment produces over 2,000 specialized accessories used in concrete construction, including products used to position and install steel reinforcing bar and wire mesh reinforcing grid.

         The segment manufactures the following three principal classes of wire mesh:

         o        commodity building mesh (Class B-2);

         o        pipe mesh (Class C); and

         o        structural mesh (Class D).

         Class B-2 mesh is a commodity building mesh used in housing and light nonresidential construction, including driveways, slab foundations and concrete walls. Class C mesh is used to construct reinforced concrete pipe for, among other things, drainage and sewage systems and water treatment facilities. Ivy has been producing pipe mesh for over 40 years. Class D mesh is a structural wire mesh that is designed as an alternative to steel reinforcing bar for certain types of concrete construction, including roads, bridges and other heavy construction projects. Structural mesh is marketed as a cost-effective alternative to steel reinforcing bars. Although structural mesh has a higher initial cost to the customer than does steel reinforcing bar, we believe that the overall construction cost to the customer is generally lower if structural mesh is utilized. The segment also manufactures galvanized strand wire which is used by manufacturers and processors of all types of wire products, including shelving, household and automotive products.

         Concrete accessories include the following:

         o        supports for steel reinforcing bars and wire mesh;

         o        form ties and related products;

         o basket assemblies (including welded and loose dowel basket assemblies);

         o anchors and inserts (including imbedded attachments and lifting devices, composite structural wire members and prestress strand hold down anchors); and

         o        bracing devices for holding in place tilt-up concrete walls.

         Although the segment manufactures most of its concrete accessories, certain products, such as plastic supports for steel reinforcing bar and certain types of form ties, are purchased from third parties for distribution by the segment. New products are continually introduced in an effort to provide a full line of concrete accessories to customers.

         Concrete accessories are used in a variety of applications. Supports are used to position and install steel reinforcing bars and wire mesh in the construction of roads, bridges and other heavy construction projects. Welded and loose dowel basket assemblies are used to reinforce joints between concrete pieces in the paving of roads, highways, and runways. Anchors and inserts are used to fasten and lift precast panels and floor panels in the construction of, among other things, nonresidential buildings.

         In fiscal year 2001, approximately 90% of the segment's sales represented manufactured products. The remaining 10% of the segment's sales were products purchased as finished goods from third parties for resale through our 21 regional distribution facilities.

         Production Process. Our concrete construction products segment manufactures its products at 14 principal facilities, which are strategically located throughout the U.S. Wire mesh is produced from wire that ranges in size from 1/8-inch diameter to 3/4-inch diameter, in both smooth and deformed patterns. This method of welding, known as electrical resistance welding, produces a very strong welded joint without weakening the steel as much as electrode welding. Wire mesh is manufactured from low-carbon, "hot-rolled" steel rod on large automatic welding machines. The manufacturing process involves three steps.

         o Step One: The rod is cleaned by removing "mill scale" by passing the rod around a series of pulleys that bend the rod in four planes. This bending process fractures the scale causing it to fall away from the base metal.

         o Step Two: The rod is then pulled through a series of funnel shaped dies that reduce the diameter of the rod by approximately 30% in each die. This cold-drawing process produces steel wire that ranges in diameter from .132 inches to .750 inches. This wire is clean and uniform in diameter with a tensile strength that is nearly 100% stronger than the original rod.

         o Step Three: The wire is then processed through automatic welding machines that form customer specified wire grids needed for each particular job.

         Certain aspects of the production process vary depending on the class of mesh being produced. Commodity building mesh generally is produced in roll and sheet form and is made with small diameter wire. Pipe mesh generally is custom-made to customer specifications. Additional steps in the process of producing structural wire mesh often include:

         o        cutting to exact sizes;

         o        bending the mesh to precise shapes; and

         o preparing the surface to allow for the application of special coatings.

         The concrete accessories manufacturing process also consists of drawing steel rod into wire that is then fed into automatic forming and resistance welding machines which produce the finished product. Additional manufacturing processes include:

         o        various punch press operations;

         o        threading;

         o        machining;

         o        painting; and

         o        epoxy coating of products.

         In addition to steel rod, which is the primary raw material for concrete accessories, other raw materials are used such as:

         o        round and flat bar stock;

         o        slit steel coils; and

         o        reinforcing steel bars.

Sales and Marketing; Principal Customers. The segment sells its products principally to the following persons:

         o        construction products distributors;

         o industrial manufacturers (such as pre-casters of concrete products);

         o        large reinforcing bar fabricators;

         o        nonresidential building supply dealers; and

         o        construction contractors.

         The sales force for the wire mesh product line, including customer service representatives, consists of 38 employees whose sales territories cover the 48 contiguous states. Members of the wire mesh sales force generally have engineering backgrounds which permit them to consult with customers regarding product specifications. Because orders for wire mesh products typically do not require the quick turn-around time that is required for concrete accessories, wire mesh products are shipped directly from one of the eight wire mesh manufacturing facilities to the customer, generally in truckload quantities. Most wire mesh production is in response to particular customer orders. Light wire mesh used for residential construction, however, is produced in standard patterns in anticipation of customer orders.

         The sales force for concrete accessories consists of 48 employees whose sales territories cover the 48 contiguous states. These sales employees include customer service representatives and distribution center managers. Concrete accessories are distributed primarily through 13 regional distribution centers (four of which are located at concrete accessories manufacturing facilities). Because orders for concrete accessories typically require rapid turn-around time, these distribution centers are strategically located near customers' facilities.

         There was one customer that accounted for more than 10% of the concrete construction products segment net sales in fiscal year 2001, although this customer did not account for more than 10% of our consolidated net sales.

         Competition. The segment's major competitor for wire mesh is Insteel Wire Products, Inc. The segment also faces regional competitors in the Midwestern, Southeastern, and Mid-Atlantic states. There is also competition from smaller regional manufacturers and wholesalers of wire mesh products.

         The concrete accessories product line faces competition from several significant competitors. Dayton-Superior Corporation is the leading full line national participant in the concrete accessories market. The segment also faces competition from three regional competitors, of which two only offer a limited number of products.

         We believe that our ability to produce a greater variety of wire mesh products in a wider geographical area provides a competitive advantage to major accounts, as well as the ability to provide custom-made products that fit our customers' individual needs. For concrete accessories, we believe that price, extensive product selection and the ability to deliver products quickly are the principal competitive factors.

         We believe that our raw material costs (which we believe are lower than many of our competitors) enhance the segment's ability to compete effectively with respect to product price in the concrete construction market.

REGULATION

         Environmental Regulation. We are subject to extensive and changing federal, state and local environmental laws and regulations including laws and regulations that:

         o        relate to air and water quality;

         o impose limitations on the discharge of pollutants into the environment; and

         o establish standards for the treatment, storage, and disposal of toxic and hazardous wastes.

         Stringent fines and penalties may be imposed for non-compliance with these environmental laws and regulations. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at our facilities or at third-party facilities at which we have arranged for the disposal treatment of hazardous materials.

         As an owner and operator of real estate, we may be liable under applicable environmental laws for cleanup and other costs and damages, including tort, resulting from past or present spills or releases of hazardous or toxic substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property. The presence of contamination, or the failure to properly clean it up, also may adversely affect our ability to sell, lease or operate our properties or to obtain additional capital funding. Currently, we have no remediation obligations at any property we own or lease. We are a potentially responsible party at various Superfund sites as a result of the off-site disposal of hazardous wastes. At all of these sites, we are a de minimus contributor of waste. While it is not possible to provide a definitive estimate of liability, given the limited amount of waste disposed of, the potential liability is expected to be de minimus.

         We believe our facilities are currently in substantial compliance with applicable environmental laws and regulations. Environmental laws continue to be amended and revised to impose stricter obligations, however, and compliance with future additional environmental requirements could necessitate capital outlays. We cannot predict the impact on our operations of any such future requirements, if enacted, although we believe that such regulations would be enacted over time and would affect the industry as a whole.

         Health and Safety Matters. Our facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. We believe that we take appropriate precautions to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. While we do not anticipate that we will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, we are unable to predict the ultimate cost of compliance with these changing regulations.

EMPLOYEES

         As of March 13, 2002, we had approximately 2,500 full time employees. We are a party to seven collective bargaining agreements. These agreements are with five unions and as of March 13, 2002, a total of 269 employees were members. Such collective bargaining agreements cover employees at the following facilities:

         o        Baltimore, Maryland;

         o        Tampa, Florida;

         o        Whittier, California;

         o        Riverside, California;

         o        Palisades Park, New Jersey;

         o        Chicago, Illinois; and

         o        Oregon, Ohio facilities.

         We consider our relations with our employees and the unions to be good.

PROPERTIES

         Our principal executive offices are located in approximately 15,000 square feet of leased space in Houston, Texas.

         Our operating facilities consist of two categories, manufacturing plants and distribution centers. We own the majority of the manufacturing plants, whereas the majority of distribution centers are leased from third parties. The following table sets forth the general information of each of our facilities by operating segment as of March 13, 2002:


   FENCE MANUFACTURING PLANTS                                                    STATE         SQUARE FEET(1)
   --------------------------                                                    -----         --------------
Bladensburg - Leased                                                            Maryland           152,000
Houston - Owned                                                                  Texas             142,000
Harrison - Owned                                                                Arkansas            74,000
Statesville - Owned                                                          North Carolina         74,000
New Paris - Owned                                                               Indiana             72,000
Brighton - Leased                                                               Michigan            66,000
San Fernando - Leased                                                          California           44,000
Whittier - Owned                                                               California           29,000
Bartonville - Leased                                                            Illinois            26,000
Total Fence Manufacturing Plants                                                                   679,000

             CONCRETE CONSTRUCTION PRODUCTS                                                        SQUARE
                  MANUFACTURING PLANTS                                           STATE             FEET(1)
             ------------------------------                                      -----             -------
Baltimore - Owned                                                               Maryland           327,000
Ft. Worth - Owned                                                                Texas             162,000
Jacksonville - Owned                                                            Florida            146,000
Houston - Owned/Leased                                                           Texas             137,000
Oregon - Leased                                                                   Ohio             119,000
St. Joseph - Owned                                                              Missouri           112,000
Kingman - Owned                                                                 Arizona            109,000
Pompano Beach - Owned                                                           Florida             93,000
Hazleton - Leased                                                             Pennsylvania          77,000
Converse - Leased                                                                Texas              72,000
Tampa - Owned                                                                   Florida             72,000
Chicago - Leased                                                                Illinois            69,000
Decatur - Leased                                                                Georgia             65,000
Tampa - Owned/Leased                                                            Florida             55,000
Total Concrete Construction Products Manufacturing Plants                                        1,615,000

                   DISTRIBUTION AND OTHER FACILITIES                             STATES          SQUARE FEET(1)
                   ---------------------------------                             ------          --------------
Fence Distribution Centers(2)                                                      29               606,000
Fence Warehouse (Whittier) - Leased(3)                                              1                35,000
Concrete Construction Products Distribution Centers(2)                              8               174,000
Concrete Construction Products Engineering
   Centers - Leased                                                                 1                 6,000

----------

(1) Does not include square footage of outside storage and other outdoor areas.

(2)      The majority of distribution centers are leased properties.

(3) This property has been sublet to a third party until the end of the lease term in 2003.

                  Each of our owned plants and facilities has been mortgaged to secure our credit facility.

LEGAL PROCEEDINGS

         We are involved in various claims and lawsuits incidental to our business. We do not believe that these claims and lawsuits in the aggregate will have a material adverse affect on our business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth relevant information regarding our directors and executive officers, including their respective ages.

       NAME                        AGE                       POSITION
       ----                        ---                       --------
Julius S. Burns                     69    Chairman and Director
Thomas F. McWilliams                59    Director
Carl L. Blonkvist                   65    Director
Stuyvesant P. Comfort               31    Director
John M. Piecuch                     53    President, Chief Executive Officer, and Director
Robert N. Tenczar                   52    Vice President, Chief Financial Officer and Secretary
James M. McCall                     59    Vice President; President of Ivy Steel and Wire Division
Davy J. Wilkes                      64    Vice President; President of Meadow Burke Products Division

         Julius S. Burns has been Chairman of our board since January 2, 2001. Until December 17, 2001, he served as our President and Chief Executive Officer for 12 years. Prior to that he served for 13 years as President and General Manager of Ivy Steel & Wire Company, Inc. Mr. Burns has 35 years of related industry experience.

         Thomas F. McWilliams has been a director since 1992. Mr. McWilliams is a Managing Director of CVC, a small business investment company, and a managing partner of CVC Equity Partners. He has been affiliated with CVC since 1983. Mr. McWilliams is a member of CVC's investment committee. Mr. McWilliams is a director of Chase Industries, Inc., Ergo Science Corporation, Polar Corporation, Royster Clark Group, Inc., Strategic Industries, Inc. and Watermark Communities, Inc.

         Carl L. Blonkvist has been a director since April 1997. Mr. Blonkvist is President and Chief Operating Officer of Page-Wheatcroft & Co. Mr. Blonkvist was Senior Vice President of Coca-Cola Foods from January 1994 to April 1996, and was a Senior Partner of Computer Science Corporation, a consulting firm, from 1991 to 1994. In 1984, Mr. Blonkvist formed Paragon Consulting Group, a consulting firm specializing in operations strategy, which was purchased by Computer Science Corporation in 1991. Mr. Blonkvist spent twenty years with Booz, Allen, and Hamilton as Senior Vice President and National Leader of their Operations practice.

         Stuyvesant P. Comfort has been a director since December 1999. Mr. Comfort is a Director of Citicorp Venture Capital, Ltd. Mr. Comfort was an executive at Alchemy Partners, a U.K.-based private equity advisor, and was affiliated with Alchemy Partners from February 1999 to February 2000. Mr. Comfort previously served in the strategic investments and acquisitions group of Microsoft Corporation from March 1996 to December 1998.

         John M. Piecuch has been our President and Chief Executive Officer and a director since December 17, 2001. Mr. Piecuch was the President and Chief Executive Officer of Lafarge Corporation, one of the largest construction material companies in North America from October 1, 1996 to May 8, 2001. Mr. Piecuch is a director of Brampton Brick Limited, a Canadian producer of construction and industrial products.

         Robert N. Tenczar has been our Vice President, Chief Financial Officer and Secretary since May 1993. From 1985 to 1993, Mr. Tenczar was employed by Baker Hughes Incorporated, Houston, Texas, his last assignment as Vice President
- Finance of its EnviroTech Controls division.

         James M. McCall has been employed by us and our predecessors in various management positions of increasing responsibility since 1975, as General Manager of Wire Mesh operations since 1989 and the President of the Ivy Steel and Wire division since 1999. Mr. McCall has 36 years of related industry experience.

         Davy J. Wilkes has been employed by us and our predecessors since 1974, as General Manager of Concrete Accessories operations since November 1992 and the President of the Meadow Burke Products division since 1999. Mr. Wilkes has 40 years of related industry experience.

         Each director holds office until our next annual meeting of stockholders or until their successor is duly elected and qualified. All officers are elected annually and serve at the direction of our board of directors. Our directors are reimbursed for all expenses actually incurred for each board meeting which they attend. One member of our board of directors, Mr. Blonkvist, receives a fee of $2,000 per meeting he attends. The other members of our board of directors do not receive a fee for any meetings they attend. Our executive officers are elected by our board of directors to serve at the discretion of our board.

INDEMNIFICATION OF DIRECTORS

         We have entered into indemnification agreements with our directors and executive officers pursuant to which we will indemnify these persons against expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that any of these persons in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware.

         The indemnification agreements also provide for the advancement of expenses to such directors and officers in connection with any such suit or proceeding.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation for fiscal years 2001, 2000, and 1999 awarded to or earned by our chief executive officer and the four other of our most highly compensated executive officers who served as executive officers during such periods.

                           SUMMARY COMPENSATION TABLE


                                                           ANNUAL COMPENSATION       ALL OTHER COMPENSATION
                                                           -------------------   -------------------------------
NAME AND PRINCIPAL POSITION(1)                              SALARY     BONUS      401(k)    PENSION    SEVERANCE
------------------------------                             --------   --------   --------   --------   ---------
JOHN M. PIECUCH                                     2001   $ 46,635   $     --   $     --   $     --
President and Chief Executive Officer

JULIUS S. BURNS                                     2001    631,008         --         --     25,807
Chairman of the Board, Former                       2000    284,040    258,522         --     24,899
President and Chief Executive Officer               1999    275,040    969,198         --     30,000

RONALD R. ROSS                                      2001    220,009         --         --         --   $300,000
Former President and Chief                          2000    162,600    250,000         --         --
Executive Officer

JAMES M. MCCALL                                     2001    199,608     89,304      1,248     14,338
Vice President; President - Ivy Steel and           2000    186,720    116,064      1,166     15,485
Wire Division                                       1999    169,320    101,592      1,116     12,429

DAVY J. WILKES                                      2001    184,596    101,148      1,269     22,480
Vice President; President - Meadow                  2000    172,200    106,569      1,183     23,508
Burke Products Division                             1999    156,000     93,600      1,085     19,822

ROBERT N. TENCZAR                                   2001    175,780     68,289      1,271      8,111
Vice President, Chief Financial Officer             2000    167,240     78,412      1,257      8,651
and Secretary                                       1999    144,160     84,240      1,102      6,761

(1) The named executive officers did not receive annual compensation not properly categorized as salary or bonus, except for perquisites and other personal benefits which are not shown because the aggregate amount of such compensation for each of the named executive officers during the fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

         None of the executive officers named in the summary compensation table were granted options to purchase any capital stock of MMHC during fiscal years 1999 through 2001.

RETIREMENT PLANS

         Through January 31, 2002, MMI maintained two defined contribution plans
- the MMI Products, Inc. 401(k) Savings Plan and the MMI Products, Inc. Pension Plan. Effective February 1, 2002, the two plans have been merged into the MMI Products, Inc. Retirement and 401(k) Savings Plan. The merged plan incorporates a 401(k) feature for all employees who contribute a portion of their compensation to the merged plan. We will match employee contributions of up to 2% of their individual compensation at a rate of 50%. We will also contribute a discretionary amount to the merged plan for the benefit of all eligible employees, whether they participate in the 401(k) feature or not. Employees covered by a collective bargaining agreement have not been eligible for the previous plans nor are they eligible under the merged plan.

         Under the merged plan, vesting in our matching 401(k) contribution is immediate. Vesting in the discretionary retirement contribution will be over a three year period.

EMPLOYMENT AGREEMENTS

         John M. Piecuch

         On December 17, 2001, we named John M. Piecuch our President and Chief Executive Officer. It is expected that Mr. Piecuch will execute an employment agreement which will provide for, among other things, an annual salary of $550,000, a bonus based on performance and an equity position in MMHC. For fiscal year 2002, a minimum bonus of $450,000 is guaranteed.

         Julius S. Burns

         Julius S. Burns, our Chairman of the Board, has entered into an employment agreement with us that will expire, unless renewed, on April 30, 2004. The agreement provides a per diem payment to Mr. Burns of $2,873.56 for each day that he performs services under the agreement with a maximum annual salary of $750,000. The agreement also precludes Mr. Burns from competing with our company during the term of the agreement.

         Ronald R. Ross

         On April 16, 2001, we entered into a separation agreement with Ronald
R. Ross, our former President and Chief Executive Officer. Under the terms of the separation agreement, Mr. Ross resigned as President, Chief Executive Officer and director. Mr. Ross served in such capacities from October 16, 2000 until April 13, 2001. Under the separation agreement, we agreed to pay Mr. Ross a one-time cash severance payment of $211,650 (net of tax withholding). The separation agreement also contains customary non-solicitation, nondisparagement and confidentiality provisions and a mutual release of claims arising from Mr. Ross' employment.

REPURCHASE AGREEMENTS

         Each member of our management that currently owns common stock of MMHC holds such stock subject to various repurchase agreements. Until the ownership in stock vests, MMHC may repurchase such common stock for $1.00 per share upon the termination of such person's employment. Under Mr. Burns' repurchase agreement, MMHC may repurchase his vested common stock for fair market value. As of March 22, 2002, approximately 73% of such stock remained unvested.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Our board of directors is responsible for determining executive officer compensation. John M. Piecuch currently serves as both a director and as an officer of our company.

            SECURITY OWNERSHIP OF 5% BENEFICIAL OWNERS AND MANAGEMENT

         We are a wholly owned subsidiary of MMHC. The following table sets forth relevant information regarding the beneficial ownership of MMHC's capital stock as of December 29, 2001, by:

         o each person who we know to beneficially own more than 5% of any class of voting securities of MMHC;

         o        each of our directors and named executive officers; and

         o        all directors and officers as a group.

         MMHC has three classes of common stock. MMHC's Class A common stock, par value $0.01 per share, Class B common stock, par value $0.01 per share and Class C common stock, par value $0.01 per share vote together as a single class. The Class A common stock is the class into which all other classes of common stock are convertible, and until all classes are converted, has 17% of the combined voting power of all three classes of common stock. Each share of Class A common stock has voting power equal to its pro rata share of such 17.0% vote. The only outstanding shares of Class A common stock are held by Carl Blonkvist. The Class B common stock has 49.5% of the combined voting power of the three classes of common stock and is held by CVC and its affiliates and associates. All of the Class B common stock shares will be voted in accordance with a majority of interest vote of such class, which is held by CVC. The Class C common stock has 33.5% of the combined voting power of the three classes of common stock and is held by management of MMHC. Class B common stock is convertible into Class A common stock upon the first to occur of the date on which the outstanding number of shares of Class B common stock represents less than 45% of the outstanding common stock and upon a vote of the holders of a majority in interest of the Class B common stock to convert their shares of Class B common stock into Class A common stock. In addition, any holder of the Class B common stock, other than CVC, may convert his or its shares to Class A common stock at such time as such person is no longer affiliated or associated with CVC. The Class C common stock automatically converts into Class A common stock upon an initial public offering, if required by the underwriters, or at such time as no shares of Class B common stock are still outstanding. As of December 29, 2001, 2,000 shares of Class A common stock, 818,164 shares of Class B common stock and 177,565 shares of Class C common stock were outstanding.

                                                                                                    PERCENTAGE
                                                                                                     OF TOTAL
                                            NUMBER OF SHARES              PERCENT OF CLASS            VOTING
5% SHAREHOLDERS                             OF COMMON STOCK               OF COMMON STOCK            POWER(1)
---------------                        --------------------------   ----------------------------    ----------
                                            (in thousands)
                                       Class A  Class B   Class C   Class A   Class B    Class C
                                       -------  -------   -------   -------   -------    -------
Citicorp Venture Capital, Ltd.(2)          --       538        --        --      65.8%        --       53.9%
399 Park Avenue
14th Floor, Zone 4
New York, New York 10043

Court Square Capital, Limited(3)(4)        --       123        --        --      15.1%        --       12.4%


CCT Partners VI, L.P.(4)(5)(6)             --       116        --        --      14.2%        --       11.7%

Julius S. Burns(7)                         --        --        74        --        --       42.0%       7.5%
8506 Tranquil Park Drive
Spring, Texas 77379

John M. Piecuch(8)                         --        --        --        --        --         --         --
2407 Oakmont Court
Oakton, Virginia 22124

                                                                                                      PERCENTAGE
                                                                                                       OF TOTAL
                                             NUMBER OF SHARES               PERCENT OF CLASS           VOTING
DIRECTORS AND EXECUTIVE OFFICERS              OF COMMON STOCK               OF COMMON STOCK            POWER(1)
--------------------------------        ---------------------------   ----------------------------    ----------
                                               (in thousands)
                                        Class A   Class B   Class C   Class A    Class B   Class C
                                        -------   -------   -------   -------    -------   -------
Carl Blonkvist                                2        --        --       100%        --        --          0.2%
5121 Tanbark Drive
Dallas, Texas 75229


James M. McCall                              --        --        23        --         --      13.2%         2.4%
2014 Crystal Springs Drive
Kingwood, Texas 77339


Robert N. Tenczar                            --        --        13        --         --       7.2%         1.3%
14807 Bramblewood Drive
Houston, Texas 77079


Davy J. Wilkes                               --        --         3        --         --       2.0%         0.4%
203 78th Street
Holmes Beach, Florida 34218

All directors and executive                   2        --       113       100%        --      64.4%        11.8%
officers as a group

----------

(1) Percentage given on a basis as if all shares of Class B common stock and Class C common stock were converted into shares of Class A common stock.

(2) Does not include approximately (i) 123,000 shares of Class B Common Stock owned of record by Court Square Capital, Limited, an affiliate of Citicorp Venture Capital, Ltd., as to which Citicorp Venture Capital, Ltd. disclaims beneficial ownership and (ii) 116,000 shares of Class B Common Stock owned of record by CCT Partners VI, L.P., an affiliate of Citicorp Venture Capital, Ltd., as to which Citicorp Venture Capital, Ltd. disclaims beneficial ownership.

(3) Does not include approximately 538,000 shares of Class B Common Stock owned of record by Citicorp Venture Capital, Ltd., an affiliate of Court Square Capital, Limited, as to which Court Square Capital, Limited disclaims beneficial ownership.

(4) Address is: c/o Citicorp Venture Capital, Ltd., 300 Park Avenue, 14th Floor, Zone 4, New York, New York, 10043

(5) Does not include approximately 538,000 shares of Class B Common Stock owned of record by Citicorp Venture Capital, Ltd., an affiliate of CCT Partners VI, L.P., as to which CCT Partners VI, L.P. disclaims beneficial ownership.

(6) Thomas P. McWilliams has a 26.2% indirect interest in CCT Partners VI, L.P.'s investment in MMHC.

(7)      Julius S. Burns is also Chairman of MMHC.

(8) John M. Piecuch is also President and Chief Executive Officer of MMHC. Mr. Piecuch is expected to receive an equity position in MMHC as part of his employment package.

                  RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

         On November 12, 1999, MMHC completed a recapitalization transaction in which, among other things, it entered into a $69.2 million subordinated credit facility due in 2007 with an investment fund managed by an affiliate of CVC. Interest at a rate of 14% per annum on the MMHC credit facility is payable semi-annually in cash or in kind at the option of MMHC. In connection with the MMHC credit facility, MMHC also issued a warrant to such lender to purchase 105,189 shares of its Class B common stock. The warrant is not exercisable until September 30, 2007 and then only if the MMHC credit facility has not been repaid.

         Availability of cash for MMHC to pay the MMHC credit facility interest is principally dependent upon our cash flows. Our revolving credit facility agreement and senior subordinated note indentures require us to meet restricted payment tests before distribution of any dividends to MMHC. In the 2001 fiscal year, MMHC paid $16.2 million on the MMHC credit facility. Cash for these payments was provided by borrowings under our revolving credit facility which was then paid as a dividend to MMHC.

                               SELLING NOTEHOLDERS

         We originally issued the resale notes on March 6, 2002, in exchange for an equal aggregate principal amount of our 13% notes, together with a cash payment to the exchanging noteholders, in a transaction exempt from the registration requirements of the Securities Act. These holders, or in certain circumstances as we determine, their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of their resale notes pursuant to this prospectus. The selling noteholders listed below provided us the information contained in the following table with respect to themselves and the respective principal amount of 11 1/4% notes beneficially owned by them and which may be sold by each of them under this prospectus. We have not independently verified this information. See "Plan of Distribution."

         The following table sets forth as of March 26, 2002:

         o the name of each selling noteholder who has provided us with notice of their intent to sell or otherwise dispose of 11 1/4% notes pursuant to the registration statement,

         o the principal amount at maturity of 11 1/4% notes which they may sell from time to time pursuant to the registration statement, and

         o the percentage of outstanding 11 1/4% notes beneficially owned by each selling noteholder prior to any sales under this prospectus.

                                                            Principal amount at maturity
   Name of selling noteholder                             of 11 1/4% notes that may be sold      11 1/4% notes outstanding (%)
   --------------------------                             ---------------------------------      -----------------------------
Magnetite CBO II, Ltd.                                                $ 1,000,000                              *
Titanium CBO I, Limited                                                 1,000,000                              *
MFS High Income Fund                                                    2,220,000                            1.2
MRS/Sunlife - High Yield Series                                           625,000                              *
MFS VIT - MFS High Income Series                                          120,000                              *
MFS High Yield Fund                                                        10,000                              *
State Street Corporation                                                2,000,000                            1.1
B&W Master Retirement                                                     450,000                              *
USF High Income Fund                                                       25,000                              *
Phoenix CDO, Limited                                                    1,100,000                              *
Nova CDO 2002-1 Ltd.                                                    2,500,000                            1.3
Goldentree HY Opportunities I, LP                                       6,400,000                            3.4
Putnam CBO III, Limited                                                 1,000,000                              *
SunAmerica Life Insurance Co.                                           1,500,000                              *
Deutsche Bank                                                             860,000                              *
    Sharpe Pixley
The Broad Foundation                                                      150,000                              *
Goldman Sachs & Co.                                                    14,600,000                            7.7
Goldentree High Yield                                                   3,140,000                            1.7
    Master Fund, Ltd.
                  Total                                               $38,700,000                           20.5

----------

         * Less than 1%

         Because the selling noteholders may, pursuant to this prospectus, offer all or some portion of the resale notes they presently hold, no estimate can be given as to the number or percentage of 11 1/4% notes that will be held by the selling noteholders upon termination of any such sales. In addition, the selling noteholders identified above may have sold, transferred or otherwise disposed of all or a portion of their resale notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their resale notes. This information may change from time to time, and, if required, such changes will be set forth in a supplement or supplements to this prospectus.

         Only selling noteholders identified above who own the 11 1/4% notes set forth opposite each such selling noteholder's name in the foregoing table on the effective date of the registration statement, or in supplements to this prospectus, may sell such 11 1/4% notes pursuant to the registration statement.

                        DESCRIPTION OF THE 11 1/4% NOTES

GENERAL

         You can find the definitions of capitalized terms used in this description and not otherwise defined under the subheading "Certain Definitions." In this description, the word "notes" collectively refers to the 11 1/4% notes.

         We issued the notes under an indenture we entered into with U.S. Trust Company of Texas, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

         The following description summarizes the provisions of the notes and the indenture that we believe to be material. We urge you to read the notes and the indenture because they, and not this description, define your rights as holders of these notes.

BRIEF DESCRIPTION OF THE 11 1/4% NOTES

         These notes:

         o        are general unsecured obligations of ours;

         o are subordinated in right of payment to the prior payment in full of all our Senior Indebtedness;

         o are pari passu in right of payment to all of our existing 13% and 11 1/4% notes and such future Indebtedness, which by its terms is pari passu to the 11 1/4% notes; and

         o are senior in right of payment to all our existing and future subordinated Indebtedness.

         We have two subsidiaries, MMI Management, Inc. and Hallett FSC, Inc., each of which is a Restricted Subsidiary under the indenture. MMI Management, Inc. has a 99% limited partnership interest in MMI Management Services, L.P., which is also a Restricted Subsidiary. We hold a one percent general partnership interest in MMI Management Services, L.P. If, in the future, we create or acquire any Subsidiaries, we are permitted to designate Subsidiaries as either "Restricted Subsidiaries," which will be subject to all the provisions of the indenture, or as "Unrestricted Subsidiaries," which generally will not be subject to the provisions of the indenture.

PRINCIPAL, MATURITY AND INTEREST

         On March 6, 2002, we issued new 11 1/4% notes in aggregate principal amount of $38.7 million. The indenture allows us to issue additional notes in the future, provided we have no more than an aggregate principal amount of $200 million of 11 1/4% notes outstanding and provided we satisfy the requirements listed under the subheading "Covenants - Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock." Restrictions contained in our Credit Facility may also restrict our ability to issue additional notes under the indenture.

         The notes were issued without coupons and in denominations of $1,000 and integral multiples thereof.

         The notes mature on April 15, 2007.

         Interest on the notes accrues at the rate of 11 1/4% per year and is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2002 in the case of the resale notes, to holders of record on the immediately preceding April 1 and October 1.

         Interest on the notes accrues from the most recent interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

         If you give us wire transfer instructions, we will make all principal, premium and interest payments on the notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses shown in the register of holders of notes.

PAYING AGENT AND REGISTRAR FOR THE NOTES

         The trustee is the paying agent and registrar under the indenture. We may act as paying agent or registrar under the indenture, and we may change the paying agent or registrar without prior notice to you.

OPTIONAL REDEMPTION

         After April 15, 2002, we may redeem the notes, at any time, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, shown below plus accrued and unpaid interest, any Liquidated Damages to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

             YEAR                 PERCENTAGE
             ----                 ----------
2002 ........................      105.625%
2003 ........................      103.750%
2004 ........................      101.875%
2005 and thereafter .........      100.000%

SELECTION AND NOTICE

         If we redeem fewer than all of the notes at any time, the trustee will select notes for redemption as follows:

         o if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

         o if the notes are not so listed, on a pro rata basis, by lot or whatever method the trustee deems fair and appropriate, unless otherwise provided in the indenture.

         We will not redeem notes of $1,000 or less in part. We will mail notices of redemption by first class mail to each holder of notes to be redeemed at its registered address. If any note is redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of the note to be redeemed. We will issue a new note in principal amount equal to the unredeemed portion of the note in the name of the holder upon cancellation of the original note. Interest will cease to accrue on notes or portions of notes called for redemption on and after the redemption date unless we default in the payment of the redemption price, together with accrued and unpaid interest and any Liquidated Damages to the redemption date.

MANDATORY REDEMPTION

         Except as provided below under the subheading "Repurchase at the Option of Holders," we will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

         If a Change of Control occurs, we will be obligated to make an offer (a "Change of Control Offer") to you to repurchase all or any part, equal to $1,000 or an integral multiple of $1,000, of your notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and any Liquidated Damages (the "Change of Control Payment") to the date of repurchase (the "Change of Control Payment

Date"). Within 30 days following a Change of Control, we will be required to mail, or cause to be mailed, a notice to you describing the transaction or transactions that constitute the Change of Control and the Change of Control Offer. The Change of Control Offer must remain open for at least 30 and not more than 40 days, unless otherwise required by applicable law. In addition, we will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder if those laws and regulations are applicable to the repurchase of the notes as a result of a Change of Control.

         On the Change of Control Payment Date, we will be required, to the extent lawful, to

         o accept for payment all notes or portions of notes tendered under the Change of Control Offer;

         o deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered,

         o deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes accepted for payment by us.

         The paying agent will be required to promptly mail the Change of Control Payment to each holder of accepted notes and the trustee will promptly authenticate and mail, or cause to be transferred by book-entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, however, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         With respect to the sale of assets referred to in the definition of a "Change of Control," the phrase "all or substantially all" as used in the indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law, which governs the indenture, and is subject to judicial interpretation. Accordingly, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether a Change of Control Offer is required.

         Our Credit Facility prohibits us from purchasing any notes at any time before their maturity. In addition, our Credit Facility provides that certain Change of Control events with respect to us will constitute a default under our Credit Agreement. An event of default under our Credit Facility could result in an acceleration of the indebtedness under the facility, in which case the subordination provisions of the notes would require us to pay in full any of our Senior Indebtedness before we repurchase or make other payments on the notes. Any future credit agreements or other agreements relating to our Senior Indebtedness may contain similar restrictions and provisions.

         If a Change of Control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain that prohibition. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing notes. In each case, our failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under our Credit Facility. Under those circumstances, the subordination provisions in the indenture would likely restrict payments to you. None of the provisions relating to a repurchase upon a Change of Control are waivable by our board or the trustee.

ASSET SALES

         We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, engage in any Asset Sale, unless:

         (1) we or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, evidenced by a resolution of the respective board provided in an Officers' Certificate delivered to the trustee, of the assets sold or otherwise disposed of;

         (2) except in the case of Permitted Asset Swaps, at least 75% of the consideration received by us or the Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that the amount of:

                  (a) any liabilities, as shown on our or the Restricted Subsidiary's most recent balance sheet or in the related notes thereto, other than liabilities that are by their terms subordinated in right of payment to the notes, that are assumed by the transferee of any of those assets; and

                  (b) any notes or other obligations received by us or the Restricted Subsidiary from the transferee that are immediately converted by us or the Restricted Subsidiary into cash, to the extent of the cash received, will be deemed to be cash for purposes of this provision.

         Within 360 days after the receipt of the Net Proceeds from an Asset Sale, we will apply the Net Proceeds to:

         o        permanently reduce Senior Indebtedness;

         o permanently reduce Indebtedness of the Restricted Subsidiary that sold properties or assets in the Asset Sale; or

         o acquire properties and assets to replace the properties and assets that were the subject of the Asset Sale or properties and assets that will be used in the same or a similar line of business as we were engaged in on the date of the indenture or reasonable extensions, developments or expansions of the indenture or ancillary activities.

         Pending the final application of any Net Proceeds, we will be permitted to invest Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from the Asset Sale that are not applied as provided in the immediately preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate cumulative amount of Excess Proceeds exceeds $5.0 million, we will be required to make an offer to all holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes plus accrued and unpaid interest and any Liquidated Damages to the date of purchase, in accordance with the procedures provided in the indenture. If the aggregate amount of notes tendered under an Asset Sale Offer is less than the Excess Proceeds, we may use this deficiency for general corporate purposes in any manner provided by the indenture. If the aggregate principal amount of notes surrendered exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of this offer to purchase, the amount of Excess Proceeds will be reset at zero.

         The Asset Sale Offer must be commenced within 30 days following the first date on which we have cumulative Excess Proceeds of at least $5.0 million and remain open for at least 30 and not more than 40 days, unless otherwise required by applicable law. We are required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes under the Asset Sale Offer. The agreements governing our outstanding Senior Indebtedness will require us and our Subsidiaries to apply all proceeds from asset sales to repay in full outstanding obligations under our Senior Indebtedness before we apply the proceeds to repurchase outstanding notes.

SUBORDINATION

         The payment of principal of, premium, if any, interest and any Liquidated Damages on the notes will be subordinated in right of payment, as provided in the indenture, to the prior payment in full of all our Senior Indebtedness, whether outstanding on the date of the indenture or incurred after that date.

         The holders of our Senior Indebtedness will be entitled to receive payment in full of all Obligations due in respect of Senior Indebtedness, including interest after the commencement of any proceeding at the rate specified in the applicable Senior Indebtedness instrument, in cash or Cash Equivalents before you will be entitled to receive any payment upon any distribution to our creditors:

         o        if we liquidate or dissolve;

         o in a bankruptcy; reorganization, insolvency, receivership or similar proceeding relating to us or our property;

         o        in an assignment for the benefit of our creditors; or

         o        in any marshaling of our assets and liabilities.

         Until all Obligations with respect to Senior Indebtedness are paid in full, any distribution to which you would be entitled will be made to the holders of our Senior Indebtedness; provided, however, that notwithstanding the preceding paragraph, you may receive:

         o        Capital Stock, other than Disqualified Stock;

         o securities that are subordinated at least to the same extent as the notes to Senior Indebtedness and to any securities issued in exchange for Senior Indebtedness; and

         o payments made from the trust described under the subheading "Legal Defeasance and Covenant Defeasance."

         We also will not be permitted to make any payment in respect of the notes, except in subordinated securities or from the trust if:

         o a default in the payment of the principal of, premium or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace; or

         o any other default occurs and is continuing with respect to any Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which the default relates to accelerate its maturity and the trustee receives a written notice of the default (a "Payment Blockage Notice") from the holders of the Designated Senior Indebtedness.

         Payments on the notes will be permitted to be made and will be resumed:

         o in the case of a payment default, upon the date on which that default is cured or waived or otherwise has ceased to exist; and

         o in case of any other default, the earlier of the date on which the other default is cured or waived or otherwise has ceased to exist or 179 days after the date on which the applicable Payment Blockage Notice is received, unless, in the case of either clause (1) or this clause (2), the maturity of any Designated Senior Indebtedness has been accelerated, and that acceleration remains in full force and effect.

         No new period of payment blockage may be commenced within 360 days after the receipt by the trustee of any prior Payment Blockage Notice. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice. Following the expiration of any period during which we are prohibited from making payments on the notes pursuant to a Payment Blockage Notice, we will be obligated to resume making any and all required payments in respect of the notes, including any missed payments, unless the maturity of any Designated Senior Indebtedness has been accelerated, and that acceleration remains in full force and effect.

         We must promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

         As a result of the subordination provisions described above, if there is a liquidation or insolvency, holders of notes may recover less, ratably, than our creditors who are holders of Senior Indebtedness. The principal amount of outstanding Senior Indebtedness as of March 22, 2002 was approximately $15.6 million (excluding Capital Lease Obligations and other Senior Indebtedness and $56.5 million of additional capacity under our Credit Facility). The amount of additional Indebtedness, including Senior Indebtedness, that we and our Restricted Subsidiaries can incur is limited as described under the subheading "Covenants -- Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock."

COVENANTS

         Limitation on Restricted Payments. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

         o declare or pay any dividend or make any distribution on account of Equity Interests, other than dividends or distributions payable in our Equity Interests, other than Disqualified Stock; or dividends or distributions payable to us or a Wholly Owned Subsidiary of ours that is a Restricted Subsidiary;

         o purchase, redeem or otherwise acquire or retire for value any of our Equity Interests or those of any Affiliate of ours, other than any Equity Interests owned by us or a Wholly Owned Subsidiary of ours that is a Restricted Subsidiary;

         o purchase, redeem, repay, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the notes; or

         o        make any Investment, other than a Permitted Investment.

         All payments and other actions listed above are collectively referred to as "Restricted Payments," unless, at the time of and after giving effect to the Restricted Payment:

                  (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

                  (2) we would, at the time of the Restricted Payment and after giving pro forma effect thereto as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test provided in the first paragraph of the covenant described below under the subheading "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock," and

                  (3) such Restricted Payment (the amount of any payment, if other than cash, to be determined in good faith by our board of directors, whose determination shall be conclusive and evidenced by a resolution in an Officers' Certificate delivered to the trustee), together with the aggregate of all other Restricted Payments made by us and our Restricted Subsidiaries after the date of the indenture, including Restricted Payments permitted by the next succeeding paragraph other than pursuant to clause (3) and clause (7) thereof, will not exceed the sum of:

                           (a) 50% of our Consolidated Net Income for the period, taken as one accounting period, beginning on the first day of our second fiscal quarter in fiscal 1997 and ending on the last day of our most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment, or, if the

                                    Consolidated Net Income for that period is a deficit, 100% of the deficit as a negative number, plus

                           (b) 100% of the aggregate net cash proceeds received by us from the issuance or sale since the date of initial issuance of the notes of our Equity Interests or of debt securities that have been converted into Equity Interests, other than Equity Interests (or convertible debt securities) sold to a Subsidiary of ours and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock; plus

                           (c) the aggregate cash we receive as capital contributions after the date of initial issuance of the notes, other than from a Subsidiary; plus

                           (d) any cash we receive after the date of initial issuance of the notes as a dividend or distribution from any of our Unrestricted Subsidiaries or from the sale of any of our Unrestricted Subsidiaries less the cost of disposition and taxes, if any, but in each case excluding any of these amounts included in Consolidated Net Income.

         The foregoing provisions will not prohibit:

                  (1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration the payment would have complied with the provisions of the indenture;

                  (2) the redemption, repurchase, retirement or other acquisition of any of our Equity Interests, or the defeasance, redemption or repurchase of subordinated Indebtedness in exchange for, or out of the proceeds of, the substantially concurrent sale, other than to a Subsidiary of ours, of our Equity Interests, other than any Disqualified Stock, or out of the net proceeds of a substantially concurrent cash capital contribution we receive; provided, however, that the amount of any of these proceeds that we utilize for any redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

                  (3) the repayment, defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Refinancing Indebtedness in a Permitted Refinancing;

                  (4) our purchase, redemption or retirement of shares of our common stock held by an employee or former employee of ours or any of our Restricted Subsidiaries issued under the Management Plans pursuant to the terms of those Management Plans; provided, however, that:

                           (a) the purchase, redemption or retirement results from the retirement, termination of employment, death or disability, as defined in the relevant Management Plan, of the employee or former employee; and

                           (b) the amount of any of these payments does not exceed $2.0 million in the aggregate.

                  (5) the payment of dividends to Holding in an amount equal to the amount required by Holding to pay federal, state and local income taxes to the extent these income taxes are attributable to our income;

                  (6) distributions of up to $500,000 annually to Holding to pay its bona fide operating expenses;

                  (7) any Investment made with the proceeds of a substantially concurrent sale, other than to a Restricted Subsidiary of ours, of our Capital Stock, other than Disqualified Stock; provided, however, the proceeds of the sale will not be, and have not been, included in clause (3) of the preceding paragraph; or

                  (8) other restricted payments of up to $1.0 million; provided, further, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (1), (2), (3) and (4) no Default or Event of Default will have occurred and be continuing.

         For purposes of the foregoing calculations, the amount of any Investment that constitutes a Restricted Payment will be equal to the greater of:

         o        the net book value of that Investment; and

         o the fair market value of that Investment, in each case as certified by a resolution of our independent directors if the book value or fair market value of that investment exceeds $1.0 million.

         Not later than the date of making any Restricted Payment, we will deliver to the trustee an Officers' Certificate stating that the Restricted Payment is permitted and providing the basis upon which the calculations required by the covenant entitled "Limitation on Restricted Payments" were computed. These calculations may be based upon our latest available financial statements.

         Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur" and, correlatively, "incurred and "incurrence") any Indebtedness, including Acquired Debt, and that we will not be permitted to issue any Disqualified Stock and we will not permit any of our Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that we may incur Indebtedness if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which the additional Indebtedness is incurred, determined on a pro forma basis in accordance with Article 11 of Regulation S-X under the Securities Act, or any successor provision, as if the additional Indebtedness had been incurred at the beginning of that four-quarter period, would have been greater than 2.00 to 1.00.

         The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following (collectively, "Permitted Debt"):

                  (1) our incurrence of Indebtedness under our Credit Facility in an aggregate principal amount not to exceed the Borrowing Base Amount;

                  (2) our incurrence of additional Indebtedness in respect of Capital Lease Obligations or Purchase Money Obligations in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

                  (3) our incurrence of Existing Indebtedness outstanding on the date of the indenture;

                  (4) our incurrence of Indebtedness represented by the notes and the indenture;

                  (5) our incurrence of Hedging Obligations; provided, however, that the notional principal amount of any Interest Rate Agreement does not exceed the principal amount of the Indebtedness to which that agreement relates; provided, further, that any Currency Agreement does not increase the outstanding loss potential or liabilities other than as a result of fluctuations in foreign currency exchange rates;

                  (6) our incurrence of Indebtedness to any of our Wholly Owned Subsidiaries that is a Restricted Subsidiary, and Indebtedness of any of our Wholly Owned Subsidiary that is a Restricted Subsidiary to us or any of our Wholly Owned Subsidiaries that is a Restricted Subsidiary (the Indebtedness incurred pursuant to this clause (6) being hereinafter referred to as

                           "Intercompany Indebtedness"); provided, however, that in the case of our Indebtedness those obligations will be unsecured and subordinated in all respects to our obligations under the notes; provided, further, that an incurrence of Indebtedness will be deemed to have occurred upon:

                           (a)      any sale or other disposition of
                                    Intercompany Indebtedness to a Person other than us or any of our Restricted Subsidiaries;

                           (b) any sale or other disposition of Equity Interests of any of our Restricted Subsidiaries which holds Intercompany Indebtedness such that the Restricted Subsidiary ceases to be a Restricted Subsidiary after the sale or other disposition; or

                           (c) designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

                  (7) in addition to Indebtedness specified in clauses (1) through (6) above and clause (8) below, additional Indebtedness in an aggregate principal amount not to exceed $15.0 million at any time outstanding; and

                  (8) our incurrence of Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness incurred pursuant to the Fixed Charge Coverage Ratio test provided in the first paragraph of this covenant or pursuant to clauses (3) or (4) of this covenant in whole or in part (the "Refinancing Indebtedness"); provided, however, that:

                           (a) the aggregate principal amount of the Refinancing Indebtedness will not exceed the aggregate principal amount of Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded;

                           (b) the Refinancing Indebtedness will have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

                           (c)      if the Indebtedness being extended,
                                    refinanced, renewed, replaced, defeased or refunded is pari passu with or subordinated in right of payment to the notes, the Refinancing Indebtedness shall be pari passu with or subordinated, as the case may be, in right of payment to the notes on terms at least as favorable to you as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (any extension, refinancing, renewal, replacement, defeasance or refunding is referred to as a "Permitted Refinancing").

         Limitation on Liens. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or subsequently acquired or on any income or profits therefrom or assign or convey any right to receive income therefrom, except for Permitted Liens.

         Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

                  (1) pay dividends or make any other distributions to our company or any of our Restricted Subsidiaries (a) on its Capital Stock or (b) with respect to any other interest or participation in, or measured by, its profits;

                  (2) pay any indebtedness owed to us or any of our Restricted Subsidiaries;

                  (3) make loans or advances to us or any of our Restricted Subsidiaries; or

                  (4) transfer any of its properties or assets to us or any of our Restricted Subsidiaries, except for any encumbrances or restrictions existing under or by reason of:

                           (a) Existing Indebtedness as in effect on the date of the indenture;

                           (b)      the indenture and the notes;

                           (c)      applicable law;

                           (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of the acquisition, except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

                           (e) customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

                           (f) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (4) above on the property so acquired; or

                           (g) Refinancing Indebtedness; provided that the restrictions contained in the agreements governing the Refinancing Indebtedness are no more restrictive with respect to the provisions provided in clauses (1), (2), (3) and (4) above than those contained in the agreements governing the Indebtedness being refinanced.

         Limitation on Merger, Consolidation or Sale of Assets. We will not be permitted to consolidate or merge with or into (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions, to another Person or entity unless:

         o we are the surviving corporation or the Person formed by or surviving any consolidation or merger, if other than our company, or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

         o the Person formed by or surviving any consolidation or merger, if other than our company, or the Person to which a sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all our obligations under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

         o immediately before or immediately after giving effect to the transaction no Default or Event of Default will have occurred and be continuing; and

         o we or any Person formed by or surviving any consolidation or merger, or to which a sale, assignment, transfer, lease, conveyance or other disposition will have been made will, at the time of the transaction and after giving pro forma effect to the transaction as if it had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test provided in the covenant entitled "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

         Limitation on Transactions with Affiliates. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, sell, lease, license, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

                  (1) the Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those we or that Restricted Subsidiary would have obtained in a comparable arms' length transaction with an unrelated Person; and

                  (2)      we deliver to the trustee:

                           (a) with respect to any Affiliate Transaction involving aggregate payments in excess of $1.0 million, a resolution of the board provided in an Officers' Certificate certifying that the Affiliate Transaction complies with clause (1) above and that the Affiliate Transaction has been approved by a majority of the disinterested members, if any, of the board; and

                           (b) with respect to any Affiliate Transaction involving aggregate payments in excess of $5.0 million, an opinion as to the fairness to us or our Restricted Subsidiary from a financial point of view issued by a nationally recognized independent financial advisor.

         The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

         o any reasonable fees and compensation provided to, and indemnity provided on behalf of, our officers, directors and employees and those of our Restricted Subsidiaries as determined in good faith by our board;

         o transactions we enter into with our Wholly Owned Subsidiaries that are Restricted Subsidiaries;

         o Restricted Payments permitted by the covenant entitled "Limitation on Restricted Payments"; and

         o loans in aggregate amount not to exceed $1.0 million at any time outstanding to our employees and those of our Restricted Subsidiaries in the ordinary course of business which are approved by our board.

         Limitation on Guarantees by Subsidiaries. We will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of any Person other than Indebtedness under our Credit Facility or Indebtedness incurred pursuant to Hedging Obligations incurred pursuant to the "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant unless:

         o such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture, providing a guarantee of payment of the Securities by the Restricted Subsidiary in the form required by the indenture (the "Guarantee"); and

         o (a) if any such assumption, guarantee or other liability of that Restricted Subsidiary is provided in respect of that Senior Indebtedness, the guarantee or other instrument provided by that Restricted Subsidiary in respect of that Senior Indebtedness may be superior to the Guarantee under subordination provisions no less favorable to the holders of the notes than those contained in the indenture, and (b) if the assumption, guarantee or other liability of the Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the notes, the guarantee or other instrument provided by that Restricted Subsidiary in respect of the subordinated Indebtedness will be subordinated to the Guarantee pursuant to subordination provisions not less favorable to the holders of the notes than those contained in the indenture.

         Notwithstanding the foregoing, any Guarantee of the notes by a Restricted Subsidiary will provide by its terms that it will be automatically and unconditionally released and discharged, without any further action required on the part of the trustee or any holder, upon:

         (1) the unconditional release of the Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which the Guarantee was executed and delivered pursuant to the preceding paragraph; or

         (2) any sale or other disposition, by merger or otherwise, to any Person that is not our Restricted Subsidiary, of all of our Capital Stock in, or all or substantially all of the assets of, that Restricted Subsidiary; provided that:

                  (a) the sale of disposition of the Capital Stock or assets is otherwise in compliance with the terms of the indenture; and

                  (b) the assumption, guarantee or other liability of the Subsidiary has been released by the holders of our other Indebtedness or our Restricted Subsidiaries so guaranteed.

         Limitation on Layering Debt. We are not permitted to incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any of our Senior Indebtedness and senior in any respect in right of payment to the notes.

         Limitation on Issuance and Sale of Stock of Restricted Subsidiaries. We are not permitted to, and will not permit any of our Restricted Subsidiaries, to:

         o transfer, convey, sell or otherwise dispose of any shares of Capital Stock of any of our Restricted Subsidiaries, other than to our company or a Wholly Owned Subsidiary that is our Restricted Subsidiary, except that we and our Restricted Subsidiaries may, in any single transaction, sell all, but not less than all, of the issued and outstanding Capital Stock of a Restricted Subsidiary to any Person, subject to complying with the provisions of the indenture described under the subheading "Repurchase at Option of Holders -- Asset Sales" above; and

         o issue shares of Capital Stock of a Restricted Subsidiary, other than directors' qualifying shares, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock of any of our Restricted Subsidiaries to any Person other than to our company or a Wholly Owned Subsidiary that is our Restricted Subsidiary.

REPORTS

         Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the holders of notes:

         o all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and that of our Subsidiaries and, with respect to the annual information only, a report thereon by our independent auditor; and

         o all reports that would be required to be filed with the SEC on Form 8-K if we were required to file those reports. All of these reports must be delivered to the holders and the trustee not more than 15 days after the date on which the related Form would be required to be filed with the SEC. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all of this information with the SEC for public availability, unless the SEC will not accept this filing, and make this information available to investors or prospective investors who request it in writing.

PAYMENTS FOR CONSENT

         Neither we nor any of our Subsidiaries will be permitted to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the notes unless that consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend in the time frame provided in solicitation documents relating to the consent, waiver or agreement.

EVENTS OF DEFAULT AND REMEDIES

         Each of the following will constitute an Event of Default under the indenture:

                  (1) default for 30 days in the payment when due of interest on, or any Liquidated Damages with respect to, any of the notes, whether or not prohibited by the subordination provisions of the indenture;

                  (2) default in payment when due, whether at maturity, upon redemption or repurchase, or otherwise, of the principal of or premium, if any, on any of the notes, whether or not prohibited by the subordination provisions of the indenture;

                  (3) our failure to comply with the provisions described under the covenants "Change of Control," "Asset Sales" and "Merger, Consolidation or Sale of Assets;"

                  (4) our failure or that of any of our Restricted Subsidiaries for 30 days after notice to comply with any of its covenants or agreements in the indenture or the notes other than those referred to in clauses
                           (1), (2) and (3) above;

                  (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by our company or any of our Restricted Subsidiaries, or the payment of which we or any of our Restricted Subsidiaries guaranteed, whether that Indebtedness or guarantee now exists, or is created after the date of the indenture, which default:

                           (a) is caused by a failure to pay principal of that Indebtedness when due and before the expiration of the grace period provided in that Indebtedness (a "Payment Default"); or

                           (b)      results in the acceleration of that
                                    Indebtedness before its express maturity and, in each case described in clauses (a) and (b) of this subsection (5), the principal amount of any Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

                  (6) our failure or that of any of our Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after their entry; and

                  (7) certain events of bankruptcy or insolvency with respect to our company or any of our Restricted Subsidiaries.

         If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all of the principal amount of the notes, accrued and unpaid interest on the notes and all other Obligations thereunder to be due and payable immediately; provided, however, that the declaration of acceleration may be rescinded under certain circumstances specified in the indenture. Notwithstanding the preceding sentence, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to our company or our Restricted Subsidiaries, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, interest or any Liquidated Damages, if the trustee determines that withholding the notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action, or inaction, taken, or not taken, by or on behalf of our Company with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes under the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs before April 15, 2002, by reason of any willful action, or inaction, taken, or not taken, by or on our behalf with the intention of avoiding the prohibition on redemption of the notes before that date, then the premium specified in the indenture for a redemption on April 15, 2002 will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

         The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal, premium, interest or any Liquidated Damages on the notes.

         We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required, upon our becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying any Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         None of our past, present or future directors, officers, employees, agents or stockholders, as such, shall have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect of, or by reason of, any obligations or their creation. By accepting a note, you waive and release all of this liability. The waiver and release are part of the consideration for the issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         We will be permitted to, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

         o your rights to receive payments in respect of the principal of, premium, if any, interest and any Liquidated Damages on the notes when those payments are due;

         o our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

         o the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

         o        the Legal Defeasance provisions of the indenture.

         In addition, we may elect to have our obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those obligations will not constitute a Default or Event of Default with respect to the notes. If Covenant Defeasance occurs, certain events, not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events, described under the subheading "Events of Default" will no longer constitute an Event of Default with respect to the notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:

         (1) we will be required to irrevocably deposit with the trustee, in trust, for your benefit, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of, premium, if any, interest and any Liquidated Damages on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be;

         (2) in the case of Legal Defeasance, we will have delivered to the trustee an opinion of counsel from nationally recognized tax counsel reasonably acceptable to the trustee confirming that:

                      o we have received from, or there has been published by, the Internal Revenue Service a ruling; or

                      o since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon, the opinion of counsel will confirm that, you will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

         (3) in the case of Covenant Defeasance, we will have delivered to the trustee an opinion of counsel from nationally recognized tax counsel reasonably acceptable to the trustee confirming that you will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

         (4) no Default or Event of Default will have occurred and be continuing on the date of the deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

         (5) the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the indenture, to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound;

         (6) we will have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

         (7) we will have delivered to the trustee an Officers' Certificate stating that we did not make the deposit with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors; and

         (8) we will have delivered to the trustee an Officers' Certificate and an opinion of counsel, each stating that we have complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

TRANSFER AND EXCHANGE

         You will be permitted to transfer or exchange notes in accordance with the indenture. The registrar and the trustee will be permitted to require you, among other things, to furnish appropriate endorsements and transfer documents and we will be permitted to require you to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as its owner for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next two succeeding paragraphs and in the indenture, we will be permitted to amend or supplement the indenture or the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including consents obtained in connection with a tender offer or exchange offer for notes, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes, including consents obtained in connection with a tender offer or exchange offer for notes.

         With respect to any notes held by a non-consenting holder, without the consent of each holder affected, an amendment or waiver will not be permitted to:

         o reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

         o reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenant described above under the subheading "Asset Sales") or reduce the prices at which we will offer to purchase the notes, pursuant to the covenants described under the subheading "Repurchase at the Option of Holders";

         o reduce the rate of or change the time for payment of interest on any note;

         o waive a Default or Event of Default in the payment of principal of or premium, if any, interest or any Liquidated Damages on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from the acceleration);

         o make any note payable in money other than that stated in the notes;

         o make any change in the provisions of the indenture relating to waivers of past Defaults or your right to receive payments of principal of or premium, if any, interest or Liquidated Damages on the notes;

         o        waive a redemption payment with respect to any note;

         o make any change to the subordination provisions of the indenture that adversely affects you; or

         o make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, we and the trustee may amend or supplement the indenture or the notes, without your consent, to:

         o        cure any ambiguity, defect or inconsistency;

         o provide for uncertificated notes in addition to or in place of certificated notes;

         o provide for the assumption of our obligations to you in the case of a merger or consolidation;

         o make any change that would provide any additional rights or benefits to you or that does not adversely affect your legal rights under the indenture; or

         o comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

THE TRUSTEE

         We have appointed the trustee under the indenture as registrar and paying agent with respect to the notes.

         The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

         The holders of a majority in principal amount of the then outstanding 11 1/4% notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that if a Default or an Event of Default occurs, which will not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless that holder will have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

         Provided below are certain defined terms used in the indenture. Reference is made to the indenture for a full description of all these terms, as well as any other capitalized terms used in this "Description of the 11 1/4% notes" for which no definition is provided.

         "Acquired Debt" means, with respect to any specified Person:

                  (1) Indebtedness of any other Person existing at the time the other Person merged with or into or became a Restricted Subsidiary of the specified Person, including Indebtedness incurred in connection with, or in contemplation of, the other Person merging with or into or becoming a Restricted Subsidiary of the specified Person; and

                  (2) Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities, or the equivalents, of a Person will be deemed to be control.

         "Asset Sale" means any sale, transfer or other disposition (including by merger, consolidation or sale-and-leaseback transaction) of:

                  (1) shares of Capital Stock of any of our Subsidiaries, other than directors' qualifying shares; or

                  (2) our property or assets or that of any of our Restricted Subsidiaries other than in the ordinary course of business.

         Notwithstanding the foregoing, none of the following will be deemed to be an Asset Sale:



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

                  (1) any sale, transfer or other disposition of shares of Capital Stock, property or assets by any of our Restricted Subsidiaries to us or to any of our Restricted Subsidiaries that is our Wholly Owned Subsidiary;

                  (2) any sale, transfer or other disposition of defaulted receivables for collection or any sale, transfer or other disposition of property of assets in the ordinary course of business;

                  (3) any isolated sale, transfer or other disposition that does not involve aggregate consideration in excess of $500,000 individually;

                  (4) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property;

                  (5) any Lien (or foreclosure thereon) securing Indebtedness to the extent that the Lien is granted in compliance with the covenant provided under the subheading "Limitation on Liens" above;

                  (6) any Restricted Payment permitted by the covenant provided under the subheading "Limitation on Restricted Payments" above;

                  (7) any disposition of assets or property in the ordinary course of business to the extent such assets are obsolete, worn-out or no longer useful in our or any Restricted Subsidiary's business;

                  (8) the sale, lease, conveyance or other disposition of all or substantially all of our assets as permitted by the covenant provided under the subheading "Limitation on Merger, Consolidation or Sale of Assets" above; provided, however, that the assets not so sold, leased, conveyed, disposed of or otherwise transferred will be deemed an Asset Disposition; or

                  (9)      any disposition that constitutes a Change of Control.

         "Borrowing Base Amount" means the sum of (a) 50% of our Finished Goods Inventory plus (b) 65% of our Raw Materials Inventory plus (c) 85% of our Receivables, determined on a consolidated basis in accordance with GAAP.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means:

                  (1) any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock;

                  (2) in the case of a partnership, partnership interests, whether general or limited; and

                  (3) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.



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

         "Cash Equivalents" means:

                  (1)      United States dollars;

                  (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

                  (3) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million;

                  (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

                  (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and

                  (6) shares of any money market mutual fund, or similar fund, in each case having assets in excess of $500 million, which invests solely in investments of the types described in clauses (1) through (5) above.

         "Change of Control" means the occurrence of any of the following (whether or not otherwise permitted by the indenture):

                  (1) the sale, lease, transfer, conveyance or other disposition, in one transaction or a series of related transactions, directly or indirectly, of all or substantially all of our assets and those of our Restricted Subsidiaries to any Person or group, as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act or any successor provisions thereto (a "Group");

                  (2) the adoption of a plan relating to our liquidation or dissolution;

                  (3) any Person or Group, other than Permitted Holders, is or becomes the "beneficial owner," as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act or any successor provisions thereto, except that a Person will be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether the right is exercisable immediately or only after the passage of time, directly or indirectly, of more than 50% of the total voting power of our Voting Stock (or of our successor in the event of a merger or consolidation); or

                  (4) the first day on which a majority of the members of our board are not Continuing Directors.

         "Commodity Agreement" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by us or any of our Restricted Subsidiaries designed to protect us or any of our Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of our business or that of our Restricted Subsidiaries.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of the Person for the period, plus:

                  (1) an amount equal to any extraordinary, non-recurring or unusual loss plus any net loss realized in connection with an Asset Sale, to the extent those losses were deducted or otherwise excluded in computing Consolidated Net Income; plus

                  (2) provision for taxes based on income or profits of the Person and its Restricted Subsidiaries for the period, to the extent the provision for taxes was deducted or otherwise excluded in computing Consolidated Net Income; plus

                  (3) Consolidated Interest Expense of the Person less consolidated interest income for the period, to the extent that amount was deducted or otherwise excluded in computing Consolidated Net Income; plus

                  (4) depreciation and amortization (including amortization of goodwill, amortization of deferred debt expense and other intangibles and amortization of deferred compensation in respect of non-cash compensation but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges of the Person and its Restricted Subsidiaries for the period, to the extent that depreciation and amortization were deducted or otherwise excluded in computing Consolidated Net Income; plus

                  (5) an amount equal to all premiums on prepayments of debt, in each case, for the period without duplication on a consolidated basis and determined in accordance with GAAP.

         Notwithstanding the foregoing, the provision for taxes, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of the Person and only if a corresponding amount would be permitted at the date of determination to be distributed by dividend to the Person by a Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statues, rules and governmental regulations applicable to the Restricted Subsidiary or its stockholders.

         "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate consolidated interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued, of the Person and its Restricted Subsidiaries for the period, including:

                  (1) amortization of original issue discount and deferred financing costs and non-cash interest payments and accruals;

                  (2) the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method; and

                  (3) the interest component of any payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations, in each case, to the extent attributable to the period, but excluding:

                           (a) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing; and

                           (b) any interest expense on Indebtedness of another Person that is Guaranteed by the Person or secured by a Lien on assets of the Person determined in accordance with GAAP.

Consolidated Interest Expense of our company will not include any prepayment premiums or amortization of original issue discount or deferred financing costs, to the extent those amounts are incurred as a result of the prepayment on the date of the indenture of any of our Indebtedness with the proceeds of the notes.



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

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of the Person and its Restricted Subsidiaries for the period on a consolidated basis, determined in accordance with GAAP, adjusted to exclude (only to the extent included and without duplication):

                  (1) all gains which are extraordinary, unusual or are non-recurring, including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of capital stock;

                  (2) all gains resulting from currency or hedging transactions;

                  (3) the Net Income of any Person acquired in a pooling of interests transaction for any period before the date of such acquisition;

                  (4) depreciation, amortization or other expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17; and

                  (5) the cumulative effect of a change in accounting principles; provided, however, that:

                           (a) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of cash dividends or cash distributions actually paid to the referent Person or a Wholly Owned Subsidiary thereof that is a Restricted Subsidiary; and

                           (b) the Net Income of any Person that is an Unrestricted Subsidiary will be included only to the extent of the amount of cash dividends or cash distributions paid to the referent Person or a Restricted Subsidiary thereof.

         "Continuing Director" means, as of any date of determination, any member of our board who:

                  (1) was a member of our board on the date of the indenture;

                  (2) was nominated for election or elected to our board with the affirmative vote of a majority of the Continuing Directors who were members of the board at the time of the nomination or election; or

                  (3) is a designee of Citicorp Venture Capital or its Related Persons or Affiliates.

         "Credit Facility" means the Amended and Restated Loan and Security Agreement, dated as of December 13, 1996, by and among our company, Fleet Capital Corporation, as a lender and collateral agent, and Transamerica Business Credit Corporation, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

         "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us or any of our Restricted Subsidiaries in the ordinary course of business against fluctuation in the values of the currencies of the countries, other than the United States, in which we or our Restricted Subsidiaries conduct business.

         "Default" means any event or condition that is, or with the passage of time or the giving of notice, or both, would be, an Event of Default.

         "Designated Senior Indebtedness" means our Obligations with respect to our Credit Facility and any other of our Senior Indebtedness permitted under the indenture the principal amount of which at original issuance is $5.0 million or more, other than Senior Indebtedness that is comprised of Hedging Obligations owing to a Person that is not a party to our Credit Facility.

         "Disqualified Stock" means any Capital Stock which, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, or is redeemable or is convertible or exchangeable for Indebtedness at the option of the holder thereof, in whole or in part, on or before April 15, 2007. Notwithstanding the preceding sentence, any Capital Stock that would not constitute Disqualified Stock because holders thereof have the right to require the Person to repurchase or redeem the Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring before the stated maturity of the notes will not constitute Disqualified Stock if:

                  (1) the "asset sale" or "change of control" provisions applicable to the Capital Stock are no more favorable to the holders of the Capital Stock than the provisions in favor of holders of notes provided under the "Asset Sale" and "Change of Control" covenants, as the case may be;

                  (2) the Capital Stock specifically provides that the Person will not repurchase or redeem any stock pursuant to such provision before our repurchase of the notes as are required to be repurchased under the "Asset Sale" and "Change of Control" covenants; and

                  (3) Capital Stock is redeemable within 90 days of the "asset sale" or "change of control" events applicable to the Capital Stock.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

         "Exchange and Registration Rights Agreement" means the Exchange and Registration Rights Agreement we entered into with Bear Stearns on July 6, 2001.

         "Existing Indebtedness" means our Indebtedness and that of our Subsidiaries, other than our Credit Facility, in existence on the date of the indenture, until those amounts are repaid.

         "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined by our board, acting in good faith and by unanimous resolution, and which determination shall be evidenced by an Officer's Certificate delivered to the Trustee.

         "Finished Goods Inventory" means, with respect to our company, our consolidated finished goods inventory, net of reserves, determined in accordance with GAAP.

         "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of that Person for that period to the Fixed Charges of that Person for that period. If we or any of our Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness, other than revolving credit borrowings, or if we issue or redeem any preferred stock, in each case after the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but before the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Transaction Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to the incurrence, assumption, guarantee or redemption of Indebtedness, or the issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable reference period. For purposes of making the computation referred to above, acquisitions (including all mergers and consolidations), dispositions and discontinuances of operations that we or any of our Restricted Subsidiaries have made during the reference period or after the reference period and on or before the Transaction Date will be calculated on a pro forma basis assuming that all acquisitions, dispositions and discontinuances of operations had occurred on the first day of the reference period; provided, however, that Fixed Charges will be reduced by amounts attributable to operations that are disposed of or discontinued only to the extent that the obligations giving rise to the Fixed Charges would no longer be obligations contributing to our Fixed Charges after the Transaction Date. Calculations of pro forma amounts in accordance with this definition will be done in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision.

         "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of

                  (1)      Consolidated Interest Expense;

                  (2) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing;

                  (3) any interest expense on Indebtedness of another Person that is Guaranteed by that Person or secured by a Lien on assets of that Person; and

                  (4)      the product of

                           (a) all cash or non-cash dividend payments on any series of preferred stock of any Restricted Subsidiary of that Person (other than preferred stock of that Person); times

                           (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of that Person, expressed as a decimal, determined, in each case, on a consolidated basis and in accordance with GAAP.

         "GAAP" means generally accepted accounting principles provided in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in any other statements by any other entity as have been approved by a significant segment of the accounting profession, which are in effect in the U.S. on the date of the indenture.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Hedging Obligations" means, with respect to any Person, the obligations of the Person under Interest Rate Agreements, Currency Agreements and Commodity Agreements.

         "Holding" means Merchants Metals Holding Company, a Delaware corporation.

         "Indebtedness" means, with respect to any Person, any indebtedness of the Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of the Person (whether or not such indebtedness is assumed by the Person) and, to the extent not otherwise included, the Guarantee of any Indebtedness of the Person or any other Person.

         "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement entered into by our company or any of our Restricted Subsidiaries designed to protect our company or any of our Restricted Subsidiaries in the ordinary course of business against fluctuations in interest rates.

         "Investments" means, with respect to any Person, all investments by that Person in other Persons, including Affiliates, in the forms of direct or indirect loans, including Guarantees, advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

         "Liquidated Damages" means all liquidated damages then owing pursuant to the Exchange and Registration Rights Agreement.

         "Management Holders" means any current or past full-time members of our senior management who acquire our stock through management stock purchase or option plans.

         "Management Plans" means the MMHC 1988 Stock Option Plan, as that plan may be amended from time to time, or any other similar compensation plans which we or Holding may adopt.

         "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

                  (1) any gain (but not loss), together with any related provision for taxes on the gain (but not loss), realized in connection with any sale of assets (including dispositions pursuant to sale/leaseback transactions) or the disposition of any securities or the extinguishment of any Indebtedness of the Person or any of its Restricted Subsidiaries; and

                  (2) any extraordinary gain (but not loss), together with any related provision for taxes on the extraordinary gain (but not loss).

         "Net Proceeds" means the aggregate amount of consideration we or any of our Restricted Subsidiaries received in respect of any Asset Sale in the form of cash or Cash Equivalents (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to the Asset Sale, including legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets (including Equity Interests) the subject of the Asset Sale and any reserve for adjustment in respect of the sale price of the asset or assets.

         "Non-Recourse Debt" means Indebtedness:

                  (1)      as to which neither we nor any of our Restricted
                           Subsidiaries:

                           (a) provides credit support of any kind, including any undertaking, agreement or instrument that would constitute Indebtedness;

                           (b) is directly or indirectly liable, as guarantor or otherwise; or

                           (c)      constitutes the lender;

                  (2) no default with respect to which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit (upon notice, lapse of time or both) any holder of any of our other Indebtedness or that of any of our Restricted



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

                           Subsidiaries to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable before its stated maturity; and

                  (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of our company or any of our Restricted Subsidiaries.

         "Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer or chief accounting officer of that Person.

         "Permitted Asset Swap" means any one or more transactions in which our company or any of our Restricted Subsidiaries exchanges assets for consideration consisting of cash and/or assets used or useful in our business and conducted on the date of the indenture or reasonable extensions, developments or expansions thereof or activities ancillary thereto or other assets in an amount less than 15% of the fair market value of the transaction or transactions.

         "Permitted Holders" means Citicorp Venture Capital Ltd. and its Related Persons and Affiliates and the Management Holders and their Related Persons and Affiliates.

         "Permitted Investments" means:

                  (1) any Investment in our company or in a Wholly Owned Subsidiary of our company that is a Restricted Subsidiary;

                  (2)      any Investment in Cash Equivalents;

                  (3) Investments by our company or any Restricted Subsidiary of our company in a Person, if as a result of that Investment

                           (a)      that Person becomes a Wholly Owned
                                    Subsidiary of our company that is a
                                    Restricted Subsidiary; or

                           (b) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, our company or a Wholly Owned Subsidiary of our company that is a Restricted Subsidiary;

                  (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant provided under the subheading "Repurchase at the Option of Holders -- Asset Sales."

         "Permitted Liens" means:

                  (1)      Liens in favor of our company;

                  (2) Liens securing Senior Indebtedness of our company that was permitted to be incurred pursuant to the indenture;

                  (3) Liens on property of a Person existing at the time the Person is merged into or consolidated with our company or any Restricted Subsidiary of our company, provided, however, that the Liens were not created in contemplation of the merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with our company or the Restricted Subsidiary;



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

                  (4) Liens on property existing at the time of acquisition thereof by our company or any Restricted Subsidiary of our company; provided, however, that such Liens were not created in contemplation of the acquisition;

                  (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

                  (6)      Liens existing on the date of the indenture;

                  (7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, however, that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP will have been made therefor;

                  (8) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, will be required by GAAP will have been made therefor;

                  (9) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of our property or our assets or impair the use of our property in the operation of our business;

                  (10) judgment Liens to the extent that the judgments do not cause or constitute a Default or an Event of Default;

                  (11) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or constructed in the ordinary course of business on or after the date of the indenture, provided, however, that:

                           (a) such property or assets are used in the same or a similar line of business as we were engaged in on the date of the indenture;

                           (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by the Lien will not exceed the cost of the assets or property (or portions thereof) so acquired or constructed;

                           (c) each such Lien will encumber only the assets or property (or portions thereof) so acquired or constructed and will attach to the property within 120 days of the purchase or construction thereof; and

                           (d) any Indebtedness secured by the Lien will have been permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant;

                  (12) precautionary filings of any financial statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction made in connection with Capital Lease Obligations permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant, provided, however, that the Lien does not violate clauses (a), (b) and (c) of clause (11) hereof; and



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

                  (13) Liens incurred in the ordinary course of business securing assets having a fair market value not in excess of $500,000 in the aggregate.

         "Person" means an individual, limited or general partnership, corporation, limited liability company, association, unincorporated organization, trust, joint stock company or joint venture, or a government or any agency or political subdivision thereof.

         "Purchase Money Obligations" of any Person means any obligations of that Person or any of its Restricted Subsidiaries to any seller or any other Person incurred or assumed in connection with the purchase of real or personal property to be used in the business of that Person or any of its subsidiaries within 180 days of the incurrence or assumption.

         "Raw Materials Inventory" means our consolidated, raw materials and work-in-process inventory, net of reserves, determined in accordance with GAAP.

         "Receivables" means our consolidated trade receivables, net of the allowance for doubtful accounts, as determined in accordance with GAAP.

         "Related Person" of any Person means any other Person directly or indirectly owning 5% or more of the outstanding Common Stock of that Person or, in the case of a Person that is not a corporation, 5% or more of the equity interests in that Person or 5% or more of the combined voting power of the Voting Stock of that Person.

         "Restricted Subsidiary" means:

                  (1) any of our Subsidiaries (other than a Subsidiary that is also a Subsidiary of an Unrestricted Subsidiary) organized or acquired after the date of the indenture, unless the Subsidiary will have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors as provided in and in compliance with the definition of "Unrestricted Subsidiary"; and

                  (2) any Unrestricted Subsidiary which is designated as a Restricted Subsidiary by our board of directors; provided, however, that immediately after giving effect to the designation referred to in clause (2), no Default or Event of Default will have occurred and be continuing and we could incur at least $1.00 of additional Indebtedness under the first paragraph under the "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant. We will evidence any designation to the trustee by promptly filing with the trustee an Officers' Certificate certifying that the designation has been made and stating that the designation complies with the requirements of the immediately preceding sentence.

         "Senior Indebtedness" means, with respect to our Company:

                  (1)      our Obligations with respect to our Credit Facility;
                           and

                  (2) any other Indebtedness which we may incur under the terms of the indenture, unless the instrument under which the Indebtedness is incurred expressly provides that it is pari passu with or subordinated in right of payment to the notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

                           (a) any obligation of ours to, in respect of or imposed by any environmental, landfill, waste management or other regulatory governmental agency, statute, law or court order;

                           (b) any liability for federal, state, local or other taxes owed or owing by our company;

                           (c) any Indebtedness of our company to any of our Subsidiaries or other Affiliates;



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

                           (d)      any trade payables; or

                           (e) any Indebtedness that is incurred in violation of the indenture on or after the date of the indenture.

         "Subsidiary" means, with respect to any Person:

                  (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

                  (2) any partnership, the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person, or the only general partners of which are that Persons or one or more Subsidiaries of that Person or any combination thereof.

         "Unrestricted Subsidiary" means, until such time as any of the following will be designated as our Restricted Subsidiary by our board as provided in and in compliance with the definition of "Restricted Subsidiary":

                  (1) any Subsidiary of our company or of a Restricted Subsidiary of our company organized or acquired after the date of the indenture that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of our board;

                  (2)      any Subsidiary of any Unrestricted Subsidiary; and

                  (3) any of our Restricted Subsidiaries that is designated as an Unrestricted Subsidiary by resolution of our board, provided that:

                           (a) immediately after giving effect to the designation, no Default or Event of Default will have occurred and be continuing;

                           (b) any such designation will be deemed, at our election at the time of the designation, to be either, but not both, the making of a Restricted Payment at the time of the designation in an amount equal to the Investment in the Subsidiary subject to the restrictions contained in the "Limitation on Restricted Payments" covenant or the making of an Asset Sale at the time of the designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Asset Sales" covenant; and

                           (c) the Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, our company or any other Subsidiary of our company that is not a Subsidiary of the Subsidiary to be so designated.

         A Person may be designated as an Unrestricted Subsidiary only if and for so long as that Person:

                  (1)      has no Indebtedness other than Non-Recourse Debt;

                  (2) is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation:

                           (a)      to subscribe for additional Equity
                                    Interests; or

                           (b) to make any payment to maintain or preserve that Person's financial condition or to cause that Person to achieve any specified levels of operating results; and

                  (3) has not guaranteed or otherwise directly or indirectly provided credit support for any of our Indebtedness or that of any of our Restricted Subsidiaries.

We will evidence any designation pursuant to clause (1) or (3) of the preceding paragraph to the trustee by filing with the trustee within 45 days of the designation an Officers' Certificate certifying that the designation has been made and, in the case of clause (3) of the preceding paragraph, our related election in respect thereof.

         "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of any Person (irrespective of whether or not, at the time, Capital Stock of any other class or classes will have, or might have, voting power by reasons of the happening of any contingency) or, with respect to a partnership, whether general or limited, any general partner interest in such partnership.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

                  (1)      the sum of the products obtained by multiplying:

                           (a)      the amount of each then remaining
                                    installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof by

                           (b) the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of the payment; by

                  (2) the then outstanding principal amount of the Indebtedness.

         "Wholly Owned Subsidiary" of any Person means a Subsidiary of the Person 100% of the outstanding Capital Stock or other ownership interests of which, other than directors' qualifying shares, will be at the time beneficially owned by the Person either directly or indirectly through Wholly Owned Subsidiaries.

CERTIFICATED SECURITIES

         The 11 1/4% notes offered by the selling noteholders were issued in certificated form and will not be eligible for book-entry transfer with the Depository Trust Company until transferred pursuant to the registration statement of which this prospectus is a part.

         Upon any transfer of 11 1/4% notes pursuant to the registration statement of which this prospectus is a part, such 11 1/4% notes may be exchanged for an interest in a global note representing the principal amount of 11 1/4% notes being transferred. Any global notes will be deposited as soon as practicable following such transfer and registered in the name of Cede & Co., as nominee for the depositary.

         The depositary is a limited-purpose trust company which was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in the securities between participants through electronic book-entry changes in accounts of its participants. The depositary's participants include securities brokers and dealers, including the initial purchaser of the notes, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of the depositary only through the depositary's participants or the depositary's indirect participants.

SETTLEMENT AND PAYMENT

         The indenture requires that payments in respect of the notes (including principal, premium, if any, interest and any liquidated damages) be made at the offices of the trustee or, at our option, by check mailed to you at your address set forth in the registry of holders. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds.

ADDITIONAL INFORMATION

         Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to MMI Products, Inc., 515 West Greens Road, Suite 710, Houston, Texas 77067, Attn: Robert N. Tenczar.



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

                           DESCRIPTION OF INDEBTEDNESS

CREDIT FACILITY

         The information relating to our credit facility is qualified in its entirety by reference to the complete text of the agreements and amendments governing our credit facility, as filed with the SEC. Borrowings under our credit facility are secured by first priority liens on substantially all our assets.

         On October 30, 2001, we amended and restated our senior credit facility to extend its term to December 12, 2006. Our credit facility provides for a revolving credit facility not to exceed $75 million. Borrowings under our credit facility revolving credit line are subject to various conditions precedent and a borrowing base equal to the sum of 50% of eligible finished goods inventory plus 65% of eligible raw materials inventory plus 85% of eligible receivables, but the amount borrowable against finished goods inventory and raw materials inventory is limited to $50 million.

         Borrowings under our credit facility bear interest, at our option, at either (i) the base rate (as announced from time to time by Fleet National Bank) plus 0.25% or (ii) the Eurodollar Base Rate (as defined therein) for the applicable Eurodollar Interest Period (as defined therein) plus an adjustable margin, which ranges from 1.25% to 2.75% (currently at 1.25%) based on a ratio of our total funded indebtedness to "Adjusted Earnings from Operations" (a defined term substantially the same as EBITDA). We are required to pay certain fees in connection with our credit facility, including a commitment fee of 0.50% of the undrawn portion of the revolving credit facility commitment, a standby letter of credit fee equal to 2.00% per annum of the aggregate face amount of standby letters of credit outstanding from time to time, a documentary letter of credit fee equal to 1.00% per annum of the aggregate face amount of documentary letters of credit outstanding from time to time, an administration fee in the amount of approximately $4,000 per month and an audit fee of $750 per diem while being audited by our lenders. Also, upon the closing of our $75 million credit facility, we paid a one-time closing fee of $375,000.

         Our credit facility contains customary representations, warranties and events of default and requires our compliance with certain covenants, including, among other things, limitations on incurrence of indebtedness, imposition of liens on our assets, capital expenditures, mergers and consolidations, disposition of assets, payment of dividends and other distributions, repayment or repurchase of subordinated indebtedness, including any of the notes, prior to maturity.

         In addition, under our credit facility, we are required to maintain a ratio of Adjusted Earnings from Operations minus unfinanced capital expenditures, cash payments of income taxes and dividends to our parent to pay its income taxes attributable to us to fixed payments of principal on indebtedness other than the credit facility and interest of 1.1. to 1.0 for the trailing 12-month period. In addition, the credit facility limits our annual capital expenditures to $20 million.

13% NOTES

         We have outstanding $11.3 million in aggregate principal amount of 13% notes. Our 13% notes were issued under an Indenture dated July 6, 2001 between our company and U.S. Trust Company of Texas, N.A. Our 13% notes are not limited to any aggregate principal amount outstanding at any given time. Interest on our 13% notes accrues at an annual rate of 13% and is payable semi-annually on April 15 and October 15 of each year. These 13% notes are general unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness, including our credit facility.

         The terms of the 13% notes are substantially similar to the 11 1/4% notes, except that the 11 1/4% notes yield a lower rate of interest. Also, in the event of an asset sale that triggers a repurchase offer for the 11 1/4% notes, we will be obligated to offer to purchase the 11 1/4% notes prior to offering to repurchase any of the 13% notes. For more details, see the section entitled "Description of the 11 1/4% notes."

              SUMMARY OF REGISTRATION RIGHTS OF SELLING NOTEHOLDERS

         We entered into an exchange and registration rights agreement with the initial purchaser of the 13% Series A notes, pursuant to which we filed with the SEC and caused to become effective a shelf registration statement of which this prospectus is a part. Pursuant to the registration rights agreement, we are required to:

         o use our best efforts to cause the shelf registration statement to be declared effective by the SEC as promptly as possible but, in any event, on or prior to August 3, 2002;

         o use our best efforts to keep effective the shelf registration statement until the earlier of July 6, 2003 or the date on which all of the notes covered by the shelf registration statement shall have been sold;

         o cause the shelf registration statement and this prospectus and any amendment or supplement thereto, as of the effective date of the shelf registration statement, amendment or supplement, to comply in all material respects with the Securities Act; and

         o cause the shelf registration statement and this prospectus and any amendment or supplement thereto, as of the effective date of the shelf registration statement, amendment or supplement, not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         The exchange and registration rights agreement has been listed as an exhibit to the shelf registration statement of which this prospectus is a part, and we refer you to the registration rights agreement for a complete description of its terms. See "Where to Find More Information." The exchange and registration rights agreement requires us to pay all expenses incurred in connection with the registration, offering and sale of the 11 1/4% notes to the public, including the reasonable fees and disbursements of one counsel for the selling noteholders. We have agreed to indemnify the selling noteholders against certain liabilities, including liabilities under the Securities Act. We intend to keep the shelf registration statement effective until March 6, 2004 or until all of the 11 1/4% notes covered by the shelf registration statement shall have been sold.

         We urge you to read the exchange and registration rights agreement because it, and not this description, defines your rights under the agreement.

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                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. The following general discussion summarizes material U.S. federal income tax aspects relating to the acquisition, ownership, and disposition of the resale notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to you. This discussion is limited to the U.S. federal income tax consequences to persons who are beneficial owners of the resale notes and who hold their resale notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to you in light of your personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, banks, thrifts, insurance companies, taxpayers holding the notes through a partnership or similar pass-through entity or as part of a "straddle," "hedge" or "conversion transaction," or taxpayers that have a "functional currency" other than the U.S. dollar). We will treat the resale notes as indebtedness for U.S. federal income tax purposes, and the balance of the discussion is based on the assumption that such treatment will be respected.

         YOU ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE RESALE NOTES.

U.S. HOLDERS

         The following discussion is limited to the U.S. federal income tax consequences to a holder of a resale note that is:

         o a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

         o a corporation created or organized under the laws of the United States, or any political subdivision thereof;

         o an estate whose income is subject to United States federal income taxation regardless of its source; and

         o a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (each a "U.S. Holder").

         Stated Interest

         The stated interest on the resale notes will be included in income by a U.S. Holder in accordance with such holder's usual method of accounting for U.S. income tax purposes.

         Possible Original Issue Discount

         If, in connection with the exchange of 13% notes for resale notes (the "13% exchange"), neither the resale notes nor the 13% notes exchanged therefor were considered "traded on an established market" (within the meaning of the applicable treasury regulations) during the 60-day period ending 30 days after the issue date of the resale notes ("Publicly Traded"), the issue price of the resale notes would be equal to their stated principal amount. Accordingly, the resale notes would not be treated as being issued with Original Issue Discount ("OID").

         The treasury regulations provide that property is treated as Publicly Traded if, among other things, it appears on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers, or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of one or more identified brokers, dealers or traders, or actual prices of recent sales transactions. We believe that there is a reasonable position that neither the 13% notes nor the resale notes appear in a system of general circulation that disseminates either recent price quotations of one or more identified brokers, dealers or traders or actual prices of recent sales transactions. Accordingly, in connection with the 13% exchange we intend to take the position that neither the 13% notes nor the resale notes were Publicly Traded. There is no assurance, however, that the Internal Revenue Service would agree with our position.

         If the 13% notes were Publicly Traded, but the resale notes were not Publicly Traded, the issue price of the resale notes would be equal to the fair market value of the 13% notes on the date that the resale notes were issued. If the resale notes were Publicly Traded, their issue price would be equal to their fair market value. In either such case, the resale notes could be treated as having been issued with OID in an amount equal to the excess, if any, of the (i) stated redemption price at maturity over (ii) their issue price. In general, any OID, subject to a statutory de minimis rule, would be required to be included in the income of the U.S. Holders of the resale notes on a constant yield basis over the term of the resale notes and in advance of cash payment attributable to such income.

         If the resale notes are treated as issued with OID, the resale notes would not be fungible with our existing 11 1/4% senior subordinated notes for U.S. federal income tax purposes and should not be permitted to trade with such notes. Because we intend to take the position that the resale notes were not issued with OID, the resale notes have been given the same CUSIP number as our other outstanding 11 1/4% senior subordinated notes.

         Market Discount

         If any of the resale notes are acquired at a "market discount," some or all of any gain realized upon a sale or other disposition or payment at maturity, or some or all of a partial principal payment of such note may be treated as ordinary income, as described below. For this purpose, "market discount" is the excess (if any) of the state redemption price at maturity (or "revised issue price," in the case of a note issued with OID) over the purchase price, subject to a statutory de minimus exception.

         Under the market discount rules, a U.S. Holder generally is required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Alternatively, a U.S. Holder may elect to include the accrual of market discount in income on a current basis (although such election will be binding on all market discount bonds acquired after the first day of the taxable year to which such election applies). Absent such election, a U.S. Holder could be required to defer the deduction of a portion of any interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount.

         Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition of the note to the maturity date of the note, unless the U.S. Holder elects with respect to such note to compute the accrual on a constant yield basis.

         Bond Premium

         If a U.S. Holder purchases any resale note and immediately after the purchase the adjusted tax basis of the resale note exceeds the stated principal amount of the note, the holder would not be required to include OID, if any, in income and, such excess would be treated as "bond premium."

         A U.S. Holder may elect to amortize such bond premium over the remaining term of such note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date.) If bond premium is amortized, the amount of stated interest that must be included in the U.S. Holder's income for each period ending on an interest payment date or at the stated maturity, as the case may be, will be reduced by the portion of premium allocable to such period based on the note's yield to maturity. If such an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such U.S. Holder's gain or loss upon the sale or other disposition or payment of the principal amount of the note.

         An election to amortize premium will apply to amortizable bond premium on all notes and other bonds, the interest on which is includible in the U.S. Holder's gross income, held at the beginning of the U.S. Holder's first taxable year to which the election applies or that are thereafter acquired, and may be revoked only with the consent of the Internal Revenue Service.

         Sale, Exchange, Redemption or Repayment of the Resale Notes

         Unless a nonrecognition provision applies, the sale, exchange, redemption, or repayment of resale notes will be a taxable event for U.S. federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any portion attributable to accrued but unpaid interest) and (ii) the holder's adjusted tax basis therein.

         Except to the extent that the market discount rules apply, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the resale notes have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

         Backup Withholding and Information Reporting

         Under the Code, U.S. Holders of resale notes may be subject to information reporting and "backup withholding" at a rate of up to 30% with respect to cash payments in respect of principal (and premium, if any), OID, interest, and the gross proceeds from dispositions thereof. Backup withholding applies only if the U.S. Holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding including corporations and financial institutions. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

NON-U.S. HOLDERS

         The following discussion is limited to the U.S. federal income and estate tax consequences to a holder that is a beneficial owner of resale notes and that is an individual, corporation, estate or trust other than a U.S. Holder (a "Non-U.S. Holder"). For purposes of the discussion below, interest on the resale notes (including OID, if any) and any gain on the sale, exchange or other disposition of resale notes will be considered to be "U.S. trade or business income" if such income or gain is:

         o effectively connected with the conduct of a U.S. trade or business or

         o        in the case of a treaty resident, attributable to a U.S.
                  permanent establishment (or, in the case of an individual, a fixed base) in the United States.

         Interest

         Generally, interest on the resale notes (including OID, if any) paid to a Non-U.S. Holder will not be subject to United States federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest will qualify as portfolio interest if the Non-U.S. Holder:

         o does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

         o is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code;

         o is not a bank receiving interest on the extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business; and

         o certifies, under penalties of perjury, that such holder is not a United States person and provides such holder's name and address.

         The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8ECI (in the case of U.S. trade or business income) or Form W-8BEN (in the case of a treaty), or any successor form, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable regulations for payments through qualified intermediaries.

         Sale, Exchange or Redemption of Resale Notes

         Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of the resale notes generally will not be subject to U.S. federal income tax, unless:

         o        such gain is U.S. trade or business income;

         o subject to certain exceptions, the Non-U.S. Holder is an individual who holds the notes as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; or

         o the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

         Federal Estate Tax

         Any resale notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total combined voting power all classes of our stock and income on the notes was not U.S. trade or business income.

         Information Reporting and Backup Withholding

         We must report annually to the Internal Revenue Service and to each Non-U.S. Holder any interest on the resale notes (including OID, if any) that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

         Treasury regulations provide that the backup withholding tax and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established.

         The payment of the proceeds from the disposition of the notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the

United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not back-up withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

         Backup withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

         All certifications (and documentary evidence) described above under the heading "--Non-U.S. Holders" are subject to special rules with respect to reliance standards, under which certifications (and documentary evidence) provided by holders may not be relied on under certain circumstances (for example, if we, our paying agent or the broker had actual knowledge or reason to know that the certification is false).

         THE PRECEDING DISCUSSION OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF RESALE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES TO APPLICABLE LAW.

                              PLAN OF DISTRIBUTION

         We are registering the resale notes to permit secondary trading of such resale notes by the holders from time to time after the date of this prospectus. We will bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the resale notes covered by this prospectus. We will not receive any of the proceeds from the offering of the resale notes by the selling noteholders. The resale notes may be sold from time to time:

         o        directly by any selling noteholder to one or more purchasers;

         o        to or through underwriters, brokers, or dealers;

         o        through agents on a best-efforts basis or otherwise; or

         o        through a combination of such methods of sale.

         If resale notes are sold through underwriters, brokers, or dealers, the selling noteholder will be responsible for underwriting discounts or commissions or agents' commissions. The resale notes may be sold:

         o in one or more transactions at a fixed price or prices, which may be changed;

         o at prevailing market prices at the time of sale or at prices related to such prevailing prices;

         o        at varying prices determined at the time of sale; or

         o        at negotiated prices.

         In connection with sales of the resale notes or otherwise, any selling noteholder may:

         o enter into hedging transactions with brokers, dealers or others, which may in turn engage in short sales of the resale notes in the course of hedging the positions they assume;

         o sell short and deliver resale notes to close out such short positions; or

         o loan or pledge resale notes to brokers, dealers or others that in turn may sell such securities.

         A selling noteholder may pledge or grant a security interest in some or all of the resale notes owned by it, and if it defaults in the performance of its secured obligations, the pledgees or secured parties may, in certain circumstances as we determine, offer and sell the resale notes from time to time pursuant to this prospectus. The selling noteholders may also, if we so agree, transfer and donate resale notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling noteholders for purposes of this prospectus.

         The selling noteholders and any brokers, dealers, agents, or underwriters that participate with the selling noteholders in the distribution of the resale notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such brokers, dealers, agents, or underwriters and any profits realized by the selling noteholders on the resales of the notes may be deemed to be underwriting commissions or discounts under the Securities Act.

         In addition, any resale notes covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A, or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A, or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling noteholder will sell any or all of the resale notes described herein, and any selling noteholder may transfer, devise or gift such securities by other means not described herein.

                                  LEGAL MATTERS

         The validity of the resale notes will be passed upon by Weil, Gotshal & Manges LLP.

                                     EXPERTS

         The consolidated financial statements of MMI Products, Inc. at December 29, 2001 and December 30, 2000, and for each of the three fiscal years in the period ended December 29, 2001, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                        Page
                                                                                                        ----
Report of Independent Auditors................................................................           F-1

AUDITED FINANCIAL STATEMENTS

Consolidated Balance Sheets at fiscal year end 2001 and 2000..................................           F-2

Consolidated Statements of Income for fiscal years 2001, 2000, and 1999.......................           F-3

Consolidated Statements of Stockholder's Equity (Deficit) for fiscal years 2001,
2000, and 1999................................................................................           F-4

Consolidated Statements of Cash Flows for fiscal years 2001, 2000, and 1999...................           F-5

Notes to Consolidated Financial Statements....................................................           F-6

                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholder
MMI Products, Inc.

         We have audited the accompanying consolidated balance sheets of MMI Products, Inc. as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, stockholder's equity (deficit) and cash flows for each of the three fiscal years in the period ended December 29, 2001. Our audits also included the financial statement schedule listed in the Index at
Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MMI Products, Inc. at December 29, 2001 and December 30, 2000, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                            /s/ ERNST & YOUNG LLP


Houston, Texas
March 1, 2002

                               MMI PRODUCTS, INC.
                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                    DECEMBER 29,    DECEMBER 30,
                                                                        2001            2000
                                                                    ------------    ------------
                                     ASSETS
Current assets:
   Cash and cash equivalents                                        $      2,767    $      3,015
   Accounts receivable, net of allowance for doubtful accounts of
      $1,813 and $1,164, respectively                                     64,902          61,906
   Inventories                                                            76,266          83,428
   Deferred income taxes                                                   3,530           2,232
   Prepaid expenses and other current assets                               2,346           2,559
                                                                    ------------    ------------
              Total current assets                                       149,811         153,140
Property, plant and equipment, net                                        78,456          84,243
Goodwill and other intangibles                                            51,060          52,915
Deferred charges and other assets                                          7,168           5,390
                                                                    ------------    ------------
              Total assets                                          $    286,495    $    295,688
                                                                    ============    ============

                      LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
   Accounts payable                                                       40,487          44,830
   Accrued liabilities                                                    15,939          14,447
   Accrued interest                                                        5,173           4,087
   Due to MMHC                                                             3,085              90
   Current maturities of long-term obligations                             2,164          67,397
                                                                    ------------    ------------
              Total current liabilities                                   66,848         130,851
Long-term obligations                                                    216,131         154,687
Deferred income taxes                                                     13,902          14,099

Stockholder's deficit:
   Common stock, $1 par value; 500,000 shares authorized;
      252,000 shares issued and outstanding                                  252             252
   Additional paid-in capital                                             15,450          15,450
   Accumulated other comprehensive loss, net of tax of $392
      and $241, respectively                                                (612)           (376)
   Retained deficit                                                      (25,476)        (19,275)
                                                                    ------------    ------------
              Total stockholder's deficit                                (10,386)         (3,949)
                                                                    ------------    ------------
              Total liabilities and stockholder's deficit           $    286,495    $    295,688
                                                                    ============    ============

         The accompanying notes are an integral part of the consolidated financial statements.

                               MMI PRODUCTS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                         FISCAL YEARS ENDED
                                              ------------------------------------------
                                              DECEMBER 29,   DECEMBER 30,    JANUARY 1,
                                                  2001           2000           2000
                                              ------------   ------------   ------------
Net sales                                     $    501,889   $    530,429   $    480,605
Cost of sales                                      412,666        429,636        386,329
                                              ------------   ------------   ------------
              Gross profit                          89,223        100,793         94,276
Selling, general and administrative expense         46,265         45,310         40,227
Nonrecurring expense -
   stock compensation (Note 2)                          --             --          2,441
Other expense, net                                     306            252            629
                                              ------------   ------------   ------------
Income before interest and income taxes             42,652         55,231         50,979
Interest expense                                    25,189         23,203         19,453
                                              ------------   ------------   ------------
Income before income taxes                          17,463         32,028         31,526
Provision for income taxes                           7,522         12,856         12,926
                                              ------------   ------------   ------------
              Net income                      $      9,941   $     19,172   $     18,600
                                              ============   ============   ============

         The accompanying notes are an integral part of the consolidated financial statements.

                               MMI PRODUCTS, INC.
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                         ADDITIONAL                   OTHER             TOTAL
                                COMMON    PAID-IN     RETAINED    COMPREHENSIVE     STOCKHOLDER'S
                                STOCK     CAPITAL     DEFICIT     INCOME (LOSS)    EQUITY (DEFICIT)
                                ------   ----------   --------    -------------    ----------------
BALANCE AT JANUARY 2, 1999      $  252   $   13,009   $(26,047)   $        (221)   $        (13,007)

   Net income                       --           --     18,600               --              18,600
                                                                                   ----------------
   Additional minimum pension
      liability, net of tax         --           --         --              272                 272
                                                                                   ----------------
   Comprehensive income                                                                      18,872
                                                                                   ----------------
   Contribution of capital -        --           --         --               --
      stock options (Note 2)        --        2,441         --               --               2,441
                                ------   ----------   --------    -------------    ----------------
BALANCE AT JANUARY 1, 2000         252       15,450     (7,447)              51               8,306

   Net income                       --           --     19,172               --              19,172
   Additional minimum pension
      liability, net of tax         --           --         --             (427)               (427)
                                                                                   ----------------
   Comprehensive income                                                                      18,745
                                                                                   ----------------
   Dividend to MMHC (Note 2)        --           --    (31,000)              --             (31,000)
                                ------   ----------   --------    -------------    ----------------
BALANCE AT DECEMBER 30, 2000       252       15,450    (19,275)            (376)             (3,949)

   Net income                       --           --      9,941               --               9,941
   Additional minimum pension
      liability, net of tax         --           --         --             (236)               (236)
                                                                                   ----------------
   Comprehensive income                                                                       9,705
                                                                                   ----------------
   Dividend to MMHC (Note 2)        --           --    (16,142)              --             (16,142)
                                ------   ----------   --------    -------------    ----------------
BALANCE AT DECEMBER 29, 2001    $  252   $   15,450   $(25,476)   $        (612)   $        (10,386)
                                ======   ==========   ========    =============    ================

         The accompanying notes are an integral part of the consolidated financial statements.

                               MMI PRODUCTS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             FISCAL YEARS ENDED
                                                                 --------------------------------------------
                                                                 DECEMBER 29,    DECEMBER 30,     JANUARY 1,
                                                                     2001            2000            2000
                                                                 ------------    ------------    ------------
OPERATING ACTIVITIES:
Net income                                                       $      9,941    $     19,172    $     18,600
Adjustments to reconcile net income to net cash by
   operating activities:
   Depreciation and amortization                                       13,841          13,176           9,033
   Amortization of bond premium                                          (264)           (265)           (234)
   Nonrecurring expenses - stock compensation                              --              --           2,441
   Provision for losses on accounts receivable                          1,590           1,293           1,471
   Deferred income taxes                                               (1,495)            647              92
   Loss on sale of equipment                                              162             275             225
   Other                                                                  211              --              --
Changes in operating assets and liabilities, net of effects of acquired businesses:
   Accounts receivable                                                 (4,172)          2,814            (633)
   Inventories                                                          7,797          (9,362)         (5,193)
   Prepaid expenses and other assets                                    1,625            (140)            526
   Accounts payable and accrued liabilities                            (2,472)          2,279          (8,428)
   Income taxes payable                                                  (153)           (696)             24
   Due to MMHC                                                          2,995            (654)            823
                                                                 ------------    ------------    ------------
Net cash provided by operating activities                              29,606          28,539          18,747
                                                                 ------------    ------------    ------------
INVESTING ACTIVITIES:
   Capital expenditures                                                (4,605)         (6,933)         (6,631)
   Proceeds from sale of equipment                                        305             297              48
   Acquisitions, net of cash acquired                                  (2,058)        (42,605)        (15,764)
   Other                                                                   31             (28)             --
                                                                 ------------    ------------    ------------
Net cash used in investing activities                                  (6,327)        (49,269)        (22,347)
                                                                 ------------    ------------    ------------
FINANCING ACTIVITIES:
   Proceeds from debt obligations                                     256,092         256,177         174,008
   Payments on debt and capital lease obligations                    (260,921)       (203,597)       (168,892)
   Dividend to MMHC                                                   (16,142)        (31,000)             --
   Debt costs                                                          (2,556)           (265)         (1,065)
                                                                 ------------    ------------    ------------
Net cash provided by (used in) financing activities                   (23,527)         21,315           4,051
                                                                 ------------    ------------    ------------
      Net change in cash and cash equivalents                            (248)            585             451
Cash and cash equivalents, beginning of period                          3,015           2,430           1,979
                                                                 ------------    ------------    ------------
Cash and cash equivalents, end of period                         $      2,767    $      3,015    $      2,430
                                                                 ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION:
    Supplemental disclosure of non-cash investing activities:
      Issuance of capital lease obligations for capital
         expenditures                                                   1,304           1,435           2,790
      Cash paid for interest                                           23,222          22,364          18,625
      Cash paid for income taxes                                        8,966          13,940          13,075

         The accompanying notes are an integral part of the consolidated financial statements.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 29, 2001

1.       DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         The consolidated financial statements include the accounts of MMI Products, Inc. and its wholly owned subsidiary, MMI Management, Inc., and their partnership interests in MMI Management Services L.P. (collectively, "MMI"). All significant intercompany balances and transactions have been eliminated. MMI Products, Inc. is a wholly owned subsidiary of Merchants Metals Holding Company ("MMHC"). MMI is a manufacturer and distributor of products used in the residential, nonresidential and infrastructure construction industries within the United States. The manufactured products in each of MMI's product lines are produced primarily from the same raw material, steel rod. MMI's customers include contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of reinforcing bar.

Fiscal Year

         MMI follows a 52-53 week fiscal year ending on the Saturday closest to December 31. The 2001, 2000 and 1999 fiscal years refer to the fifty-two week periods ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

Revenue Recognition

         Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. These criteria are met generally at the time product is shipped but sometimes when the product reaches its destination.

Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

         All demand deposits and time deposits with original maturities of three months or less when purchased are considered to be cash equivalents.

Inventories

         Inventories are valued at the lower of average cost or market for most of our operating business units. The welded wire mesh division of the concrete construction products segment values its inventory at the lower of first in, first out ("FIFO") cost or market.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Property, Plant and Equipment

         Property, plant and equipment are stated at historical cost, except for assets acquired in business combinations which are recorded at fair value at the date of acquisition. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated useful lives are as follows:

                  Building and improvements         10 to 31 years
                  Machinery and equipment            2 to 20 years
                  Rental equipment                   7 to 10 years

         Depreciation expense was $11,122,000, $10,613,000 and $7,834,000 for fiscal years 2001, 2000 and 1999, respectively.

         Major capital upgrades are capitalized. Maintenance, repairs and minor upgrades are expensed as incurred. Gains and losses from dispositions are included in the results of operations.

         Certain machinery and equipment is leased under capital leases. Assets recorded under capital leases are amortized over the period of the respective leases with the related amortization included in depreciation expense. Assets under these obligations, totaling $4,278,000 and $4,732,000 at December 29, 2001 and December 30, 2000, respectively, are included in property, plant and equipment in the accompanying consolidated balance sheets.

Goodwill

         Goodwill represents the excess cost of companies acquired over the fair value of their net identifiable tangible and intangible assets. Goodwill is amortized on a straight-line basis over periods ranging from 10 to 40 years. The carrying value of goodwill, as well as the related amortization periods, is periodically evaluated to determine whether adjustments to the carrying value or related lives are required. This evaluation is based on a projection of undiscounted cash flows of the acquired operations over the remaining amortization period. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of the related goodwill, the underlying assets are written down by charges to expense so that the carrying amount is equal to fair value, primarily determined based on future discounted cash flows.

Impairment of Long-Lived Assets

         The carrying values of long-lived assets, principally identifiable intangibles, property, plant and equipment and any related goodwill, are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, as determined based on the estimated future undiscounted cash flows.

         If such assets are considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value.

Concentration of Credit Risk

         Financial instruments that could potentially subject the company to concentrations of credit risk are accounts receivable. The creditworthiness of customers is continuously evaluated and generally does not require collateral. No customer accounted for 10% or more of consolidated net sales for fiscal years 2001, 2000 and 1999.

Fair Value of Financial Instruments

         The recorded value of monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable, are considered to approximate their respective fair values at December 29, 2001 and December 30, 2000. The carrying values of senior subordinated debt are approximately $200 million and $150 million versus estimated fair values of $186.5 million and $146.3 million, at December 29, 2001 and December 30, 2000, respectively. The estimated fair values are based on the quoted market prices. The fair value of the revolving credit facility is approximately its carrying value.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Reclassifications

         Certain reclassifications have been made to the 2000 and 1999 financial statements in order to conform to the 2001 presentation.

New Accounting Standards

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. MMI will adopt the new rules on accounting for goodwill and other intangible assets in the first quarter of 2002. The impact of applying the impairment provisions of the Statement has not yet been determined. The maximum possible increase to income before income taxes on an annual basis as a result of the nonamortization of goodwill is estimated to be approximately $2 million.

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Long-Lived Asset. This Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30. This statement retains the fundamental provisions of SFAS No. 121 and the basic requirements of APB No. 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. MMI does not anticipate that the adoption of this Statement will have a material impact on its financial position or results of operations.

2.       1999 RECAPITALIZATION

         On November 12, 1999, MMHC completed a recapitalization transaction (the "1999 Recapitalization") in which (i) MMHC entered into a $69.2 million subordinated credit facility due in 2007 (the "MMHC Credit Facility") with an investment fund managed by an affiliate of MMHC's majority economic owner, (ii) MMHC redeemed its existing equity interests, including stock options granted to certain employees and a director of MMI, and (iii) certain MMHC stockholders and new stockholders invested in new common and preferred stock of MMHC. Interest at a rate of 14% per annum on the MMHC Credit Facility is payable semi-annually in cash or in kind at the option of MMHC. In connection with any prepayment or repayment of the facility, MMHC will pay a premium on the principal such that the internal rate of return is equal to (i) 18% per annum if such prepayment or repayment occurs prior to November 11, 2002 or (ii) 20% per annum if such prepayment or repayment occurs on or after November 11, 2002. The MMHC preferred shares have a stated value of $64.8 million and accrue cumulative preferred dividends at a rate of 12% per annum. Cash payment of dividends on MMHC's common and preferred stock is not permitted while the MMHC Credit Facility is outstanding.

         Availability of cash at MMHC to pay the MMHC Credit Facility interest and cumulative preferred dividends is principally dependent upon MMI's cash flows. MMI's Revolving Credit Facility agreement and senior subordinated notes indenture require MMI to meet certain restricted payment tests before any dividends can be distributed to MMHC. MMI paid dividends of $16.1 million and $31.0 million to MMHC in 2001 and 2000, respectively, for payments applied to the MMHC Credit Facility.

         As a result of the 1999 Recapitalization, MMI recognized a non-cash stock compensation charge of $2.4 million ($1.4 million net of tax) related to the redemption of MMHC stock options granted in previous years to certain employees of MMI.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3.       ACQUISITIONS OF BUSINESSES

         On February 1, 2001, certain assets of Page Two, Inc. and Kewe 3, Inc. were purchased for cash of $2.0 million, which was funded from the revolving credit facility. The assets primarily consist of a production line, located in Bartonville, Illinois, which applies an aluminum coating on strand wire. The acquisition was accounted for as a purchase. The excess purchase price over the preliminary estimate of the fair value of the assets acquired of $0.9 million is currently being amortized over 20 years.

4.       DETAILS OF CERTAIN BALANCE SHEET ITEMS

         Inventories consisted of the following:

                             (In Thousands)

                  DECEMBER 29, 2001   DECEMBER 30, 2000
                  -----------------   -----------------
Raw materials     $          18,918   $          20,554
Work-in-process                 819                 343
Finished goods               56,529              62,531
                  -----------------   -----------------
                  $          76,266   $          83,428
                  =================   =================

         Property, plant, and equipment consist of the following:

                                           (In Thousands)

                                DECEMBER 29, 2001   DECEMBER 30, 2000
                                -----------------   -----------------
Land                            $           5,911   $           5,911
Buildings and improvements                 29,203              28,555
Machinery and equipment                    93,978              90,792
Rental equipment                            4,225               4,954
Less accumulated depreciation              54,861              45,969
                                -----------------   -----------------
Total property, plant, and
   equipment, net               $          78,456   $          84,243
                                =================   =================

         Machinery and equipment under capital lease obligations amount to $4,278,000 and $4,732,000 net of accumulated amortization $5,769,000 and $4,890,000 at December 29, 2001 and December 30, 2000, respectively.

         Goodwill and other intangible assets consisted of the following:

                                      (In Thousands)

                           DECEMBER 29, 2001   DECEMBER 30, 2000   ESTIMATED LIVES
                           -----------------   -----------------   ---------------
Goodwill                   $          56,818   $          55,980     10 - 40 years
Customer lists and other               3,024               4,022      3 - 20 years
                           -----------------   -----------------
                                      59,842              60,002
Less accumulated
   amortization                        8,782               7,087
                           -----------------   -----------------
                           $          51,060   $          52,915
                           =================   =================

         Intangible assets are amortized on a straight-line basis over their respective estimated lives. Total amortization expense for fiscal years 2001, 2000 and 1999 was $2,719,000, $2,563,000 and $1,199,000, respectively.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

         Accrued liabilities consisted of the following:

                                         (In Thousands)

                              DECEMBER 29, 2001   DECEMBER 30, 2000
                              -----------------   -----------------
Accrued compensation          $           4,860   $           4,591
Accrued insurance                         2,650               2,465
Accrued retirement benefits               2,076               1,732
Other accrued liabilities                 6,353               5,659
                              -----------------   -----------------
                              $          15,939   $          14,447
                              =================   =================

5.       LONG-TERM OBLIGATIONS

         Long-term debt, including capital lease obligations, consisted of the following:

                                                        (In Thousands)

                                                   DECEMBER 29,   DECEMBER 30,
                                                       2001           2000
                                                   ------------   ------------
Revolving Credit Facility                          $     12,630   $     65,173
11 1/4% Senior subordinated notes, due 2007,
   interest payable semi-annually in arrears
   on April 15 and October 15 (including premium
   of $1,374 and $1,638, respectively)                  151,374        151,638
13% Senior subordinated notes, due 2007,
   interest payable semi-annually in arrears on
   April 15 and October 15                               50,000             --
Capital lease obligations                                 4,291          4,937
Other notes payable                                          --            336
                                                   ------------   ------------
                                                        218,295        222,084
Less current maturities                                   2,164         67,397
                                                   ------------   ------------
Long-term obligations                              $    216,131   $    154,687
                                                   ============   ============

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


         Scheduled maturities of long-term debt, including capital lease obligations, are as follows:

                                      (In Thousands)

                                    LONG-TERM   CAPITAL
                                      DEBT      LEASES
                                    ---------   -------
2002                                $      --   $ 2,164
2003                                       --     1,418
2004                                       --       860
2005                                       --       296
2006                                   12,630        61
2007 and thereafter                   200,000        --
                                    ---------   -------
                                      212,630     4,799
Less amount representing interest          --       508
                                    ---------   -------
                                    $ 212,630   $ 4,291
                                    =========   =======

Revolving Credit Facility

         On October 30, 2001, the senior credit facility was amended and restated to extend its term to December 12, 2006. The facility provides for a revolving credit not to exceed $75.0 million, which was decreased from $100.0 million effective with the new agreement. Borrowings under the credit facility are limited by a borrowing base computation. The maximum allowable borrowing is equal to the sum of 50% of eligible finished goods inventory plus 65% of eligible raw materials inventory plus 85% of eligible receivables. The amount borrowable against finished goods inventory and raw materials inventory is further limited to $45.0 million.

         Borrowings under the credit facility bear interest, at MMI's option, at either (i) the base rate (as announced from time to time by Fleet National Bank) plus 0.25% or (ii) the Eurodollar Base Rate for the applicable Eurodollar Interest Period plus an adjustable margin, which ranges from 1.25% to 2.75% (currently at 1.25%) based on a ratio of our total funded indebtedness to "Adjusted Earnings from Operations" (a defined term substantially the same as EBITDA). Borrowings bearing interest at Eurodollar rates have historically been denominated in short-term obligations of LIBOR with one to six month maturities. On December 29, 2001 there were no outstanding borrowings under LIBOR. As of December 29, 2001, the average interest rate for this facility was 6.68%.

         The credit facility contains customary representations, warranties and events of default and requires compliance with certain covenants, including, among other things, limitations on incurrence of indebtedness, imposition of liens on assets, capital expenditures, mergers and consolidations, disposition of assets, payment of dividends and other distributions, repayment or repurchase of subordinated indebtedness prior to maturity. The annual capital expenditure limitation is $20.0 million. At December 29, 2001, MMI was in compliance with these covenants.

         The revolving credit facility is secured by all assets and stock and is guaranteed by MMHC. Borrowing availability under the revolving credit facility at December 29, 2001, after taking into account borrowing base restrictions and outstanding borrowings and letters of credit, was approximately $59 million. Outstanding letters of credit (which cannot exceed $20.0 million) totaled $2.9 million and $2.0 million at December 29, 2001 and December 30, 2000, respectively.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Senior Subordinated Notes

     o   11 1/4% notes

         On April 16, 1997, MMI issued $120.0 million of 11 1/4% notes due 2007. The net proceeds of $116.0 million, after fees and expenses, were used to (i) distribute $57.1 million to MMHC for the redemption by MMHC of certain of its equity interests, (ii) repay the entire $10.0 million principal amount, plus accrued interest, on a senior subordinated secured note payable, (iii) repay MMI's remaining indebtedness under a term loan facility of $11.4 million and
(iv) reduce MMI's indebtedness under a revolving credit facility. The senior subordinated notes are general unsecured obligations of MMI and are subordinated to MMI's revolving credit facility.

         On February 12, 1999, MMI issued $30.0 million of 11 1/4% notes due 2007. The net proceeds of approximately $31 million, which include the original issuance premium, after fees and expenses, were used to reduce the borrowings under the revolving credit facility. The effective interest rate of these notes is 10.5% per annum.

     o   13% Notes

         On July 6, 2001, MMI issued $50.0 million of 13% notes in a private offering. The net proceeds of approximately $49 million, after fees and expenses, were used to reduce borrowings under the revolving credit facility.

     o   Redemption Options

         The 11 1/4% and 13% notes may be redeemed at the option of MMI, in whole or in part, at any time on or after April 15, 2002 at the prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated:

                       11 1/4% NOTES    13% NOTES
         YEAR           PERCENTAGE      PERCENTAGE
         ----          -------------    ----------
 2002                        105.625%      106.500%
 2003                        103.750%      104.333%
 2004                        101.875%      102.167%
 2005 and thereafter         100.000%      100.000%

     o   Change in Control Provision

         The 11 1/4% and 13% notes are subject to a "Change in Control" provision. This provision states that a change in control exists if either of the following occurs; a sale of substantially all assets, the liquidation or dissolution of MMI, a change in the beneficial ownership of more that 50% of the total voting power of the voting stock, or the majority of the members of the Board of Directors do not continue as directors. If a change in control exists, each holder will have the right to require us to repurchase all or any part of their notes at a repurchase price in cash at 101% of the aggregate principal plus accrued and unpaid interest and liquidating damages, if any.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

6.       COMMITMENTS AND CONTINGENCIES

         MMI leases warehouse and office space and certain machinery and equipment under operating leases. Future minimum lease payments on non-cancelable operating leases with remaining terms of one or more years consisted of the following at December 29, 2001 (in thousands):

 2002                  $ 6,434
 2003                    5,132
 2004                    3,448
 2005                    2,181
 2006                    1,053
 2007 and thereafter     2,340
                       -------
   Total               $20,588
                       =======

         Total rental expense for fiscal years 2001, 2000 and 1999 was $8,316,000, $7,876,000 and $6,228,000, respectively.

         MMI is involved in a number of legal actions arising in the ordinary course of business. The various asserted claims and litigation in which it is involved are judged to not materially affect financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

7.       EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

         401(k) Plan. Through January 31, 2002, MMI maintained two defined contribution plans - the MMI Products, Inc. 401(k) Savings Plan (the "401(k) Plan") and the MMI Products, Inc. Pension Plan (the "Pension Plan"). Effective February 1, 2002, the two plans have been merged. The MMI Products, Inc. Retirement and 401(k) Savings Plan (the "Merged Plan") incorporates a 401(k) feature for all employees who contribute a portion of their compensation to the Merged Plan. MMI will match employee contributions of up to 2% of their individual compensation at a rate of 50%. MMI will also contribute a discretionary amount to the Merged Plan for the benefit of all eligible employees, whether they participate in the 401(k) feature or not. Employees covered by a collective bargaining agreement have not been eligible for the previous plans nor are eligible under the Merged Plan.

         Under the Merged Plan, vesting in MMI's matching 401(k) contribution is immediate. Vesting in the discretionary retirement contribution will be over a three year period.

         MMI's contributions to the 401(k) Plan and the Pension Plan for fiscal years 2001, 2000 and 1999 were $2,042,000, $1,566,000 and $1,444,000, respectively.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


Defined Benefit Plans

         MMI maintains a retirement plan which covers certain employees under a collective bargaining agreement. Plan benefits are based primarily on years of service. It is the policy of MMI to fund this plan currently based upon actuarial determinations and applicable tax regulations.

                                      FISCAL YEARS
                                  --------------------
                                     (In Thousands)
                                    2001        2000
                                  --------    --------
CHANGE IN BENEFIT OBLIGATION:
Obligation at beginning of year   $  2,697    $  2,257
Service cost                           105          79
Interest cost                          205         171
Plan amendments                         --         120
Actuarial loss                          26         312
Benefit payments                      (204)       (242)
                                  --------    --------
Obligation at end of year         $  2,829    $  2,697
                                  ========    ========

                                                     FISCAL YEARS
                                                 --------------------
                                                    (In Thousands)
                                                   2001        2000
                                                 --------    --------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year   $  2,435    $  2,292
Actual return on plan assets                          210         207
Employer contributions                                176         350
Actuarial loss                                       (400)       (172)
Benefit payments                                     (204)       (242)
                                                 --------    --------
Fair value of plan assets at end of year            2,217       2,435
                                                 --------    --------
Funded status at end of year                         (612)       (262)
Unamortized prior-service cost                        171         195
Unrecognized loss                                   1,004         617
                                                 --------    --------
Net amount recognized                            $    563    $    550
                                                 ========    ========

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                                               (In Thousands)
                                         DECEMBER 29,    DECEMBER 30,
                                             2001            2000
                                         ------------    ------------
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
    BALANCE SHEETS CONSIST OF:
Accrued benefit costs                    $       (612)   $       (262)
Intangible asset                                  171             195
Other comprehensive loss                        1,004             617
                                         ------------    ------------
Net amount recognized                    $        563    $        550
                                         ============    ============

         The plan's accumulated benefit obligation was $2,829,000 and $2,697,000 for fiscal years 2001 and 2000, respectively.

                                                 FISCAL YEARS
                                           --------------------------
                                                (In Thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST:    2001      2000      1999
                                           ------    ------    ------
Service cost                               $  105    $   79    $   73
Interest cost                                 205       171       153
Expected return on plan assets               (210)     (207)     (160)
Amortization of prior-service cost             24        11        11
Amortization of net loss                       39        --        15
                                           ------    ------    ------
Net periodic benefit cost                  $  163    $   54    $   92
                                           ======    ======    ======

         The amounts included within other comprehensive income arising from changes in the additional minimum pension liability for fiscal years 2001 and 2000 was a net of tax charge of $236,000 and $427,000, respectively.

         The prior-service costs are amortized on a straight-line basis over the average remaining working lifetime of participants. Gains and losses in excess of 10% of the greater of benefit obligation and the market-related value of assets are amortized over the average remaining working lifetime of participants expected to receive benefits.

                                                     FISCAL YEARS
                                                 --------------------
                                                   2001        2000
                                                 --------    --------
WEIGHTED AVERAGE ASSUMPTIONS:
   Discount rate                                     7.25%       7.75%
   Expected long-term rate of return on assets       8.50%       8.50%

         MMI also contributes to certain multi-employer, defined benefit plans covering certain employees under other collective bargaining agreements. Total expenses for these plans were $441,000, $447,000 and $345,000 for fiscal years 2001, 2000 and 1999, respectively.

Stock Options

         On November 12, 1999 options for 15,660 shares of MMHC Class A Common Stock were redeemed at a price of $1.00 per share in connection with the 1999 Recapitalization transaction. All outstanding stock options were redeemed in this transaction and subsequently the plan was terminated.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

8.       INCOME TAXES

         Significant components of the provision for income taxes, which are not allocated to the business segments, are as follows:

                                             FISCAL YEARS
                                   -------------------------------
                                            (In Thousands)
                                     2001        2000       1999
                                   --------    --------   --------
CURRENT:
  Federal                          $  7,753    $ 10,612   $ 10,482
  State and local                     1,112       1,322      2,352
                                   --------    --------   --------
                                      8,865      11,934     12,834
      DEFERRED:
        Federal                      (1,205)        798         76
        State and local                (138)        124         16
                                   --------    --------   --------
                                     (1,343)        922         92
                                   --------    --------   --------
      Total current and deferred   $  7,522    $ 12,856   $ 12,926
                                   ========    ========   ========

         The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows for fiscal years 2001, 2000, and 1999:

                                                FISCAL YEARS
                                       ------------------------------
                                               (In Thousands)
                                         2001       2000       1999
                                       --------   --------   --------
Tax at U.S. statutory rate             $  6,112   $ 11,210   $ 11,034
State and local income taxes, net of
   federal benefit                          590        924      1,587
Goodwill                                    500        466        127
Other, net                                  320        256        178
                                       --------   --------   --------
Total                                  $  7,522   $ 12,856   $ 12,926
                                       ========   ========   ========

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of MMI's deferred tax liabilities and assets are as follows:

                                                (In Thousands)
                                     DECEMBER 29, 2001   DECEMBER 30, 2000
                                     -----------------   -----------------
Deferred tax liabilities:
   Property, plant, and equipment    $          13,219   $          13,593
   Intangible assets                             1,049                 861
   Other                                            --                 265
                                     -----------------   -----------------
Total deferred tax liabilities                  14,268              14,719
Deferred tax assets:
   Inventory valuation                             894                 577
   Allowance for doubtful accounts                 844                 454
   Self-insurance accruals                       1,033                 958
   Other                                         1,125                 863
                                     -----------------   -----------------
Total deferred tax assets                        3,896               2,852
                                     -----------------   -----------------
     Net deferred tax liabilities    $          10,372   $          11,867
                                     =================   =================

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


         For the fiscal years 2001 and 2000, MMI has recorded a deferred tax benefit of $151,000 and $275,000, respectively, from the changes in the additional minimum pension liability that is recorded as part of accumulated other comprehensive income.

9.       SEGMENT REPORTING

         Four operating units are aggregated into two reportable segments: fence and concrete construction products. The fence segment has two operating units that offer similar products and services. The concrete construction products segment has two operating units that offer complimentary products and services within the concrete construction industry.

Fence Segment

         The fence segment manufactures chain link fence fabric, a full line of aluminum die cast and galvanized pressed steel fittings, ornamental iron products, PVC color coated wire and vinyl coated color pipe, tubing and fittings. In addition, the segment also distributes many different fence products including pipe, tubing, wood, vinyl, aluminum, and ornamental iron fence products, gates, hardware, and other related products. The fence products are used in numerous residential and nonresidential applications.

Concrete Construction Products Segment

         The concrete construction products segment manufactures wire mesh and a variety of concrete accessories. Concrete accessories include supports for steel reinforcing bars and wire mesh, form ties, welded dowel assemblies, anchors and inserts. The concrete construction products are used in the construction of roads, bridges and other heavy construction projects including nonresidential buildings.

         The accounting policies of the reportable segments are the same as those described in Note 1. MMI evaluates the performance of its business units based upon their return on invested capital elements and other performance measurements.

         Summarized financial information concerning the reportable segments is presented in the following tables. The Corporate column for earnings before interest and income taxes represents only amortization of intangibles and nonrecurring items. Corporate general and administrative expenses are allocated to the segments based upon proportional net sales.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


                                                                FISCAL YEAR 2001
                                            ----------------------------------------------------------
                                                                 (In Thousands)
                                                             CONCRETE
                                                           CONSTRUCTION
                                               FENCE         PRODUCTS      CORPORATE         TOTAL
                                            ------------   ------------   ------------    ------------
External sales                              $    269,781   $    232,108   $         --    $    501,889
Earnings before interest and income taxes         14,526         30,845         (2,719)         42,652
Interest expense                                      --             --         25,189          25,189
Income taxes                                          --             --          7,522           7,522
Net income                                        14,526         30,845        (35,430)          9,941
Depreciation and amortization                      4,461          6,661          2,719          13,841
EBITDA(2)                                         18,987         37,506             --          56,493
Segment assets(3)                                101,740        119,329         65,426         286,495
Capital expenditures                               1,173          3,413             19           4,605

                                                               FISCAL YEAR 2000
                                            ----------------------------------------------------------
                                                                 (In Thousands)
                                                             CONCRETE
                                                           CONSTRUCTION
                                               FENCE         PRODUCTS       CORPORATE        TOTAL
                                            ------------   ------------   ------------    ------------
External sales                              $    276,185   $    254,244   $         --    $    530,429
Earnings before interest and income taxes         14,826         42,968         (2,563)         55,231
Interest expense                                      --             --         23,203          23,203
Income taxes                                          --             --         12,856          12,856
Net income                                        14,826         42,968        (38,622)         19,172
Depreciation and amortization                      4,203          6,410          2,563          13,176
EBITDA(2)                                         19,029         49,378             --          68,407
Segment assets(3)                                105,331        123,821         66,536         295,688
Capital expenditures                               3,010          3,772            151           6,933

                                                                FISCAL YEAR 1999
                                            ----------------------------------------------------------
                                                                 (In Thousands)
                                                             CONCRETE
                                                           CONSTRUCTION
                                               FENCE         PRODUCTS      CORPORATE         TOTAL
                                            ------------   ------------   ------------    ------------
External sales                              $    270,714   $    209,891   $         --    $    480,605
Nonrecurring expenses(1)                              --             --          2,441           2,441
Earnings before interest and income taxes         18,473         36,148         (3,642)         50,979
Interest expense                                      --             --         19,453          19,453
Income taxes                                          --             --         12,926          12,926
Net income                                        18,473         36,148        (36,021)         18,600
Depreciation and amortization                      3,647          4,187          1,199           9,033
EBITDA(2)                                         22,120         40,333         (2,441)         60,012
Segment assets(3)                                107,219         94,791         41,473         243,483
Capital expenditures                               2,153          4,385             93           6,631

(1) Nonrecurring stock compensation expense resulting from the exercise of stock options as part of the 1999 Recapitalization of MMHC.

                               MMI PRODUCTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


(2) EBITDA is defined as the sum of income before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with accounting principles generally accepted in the United States or as a measure of a company's profitability or liquidity.

(3) Segment assets include accounts receivable, inventory and property, plant and equipment. Corporate assets include all other components of total consolidated assets.

================================================================================

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO PROVIDE YOU WITH ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THE PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR BUY ANY NOTES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS.


                                   ----------

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Summary ................................................................     1
Risk Factors ...........................................................     4
Forward-Looking Statements .............................................     9
Where You Can Find More Information ....................................    10
Use of Proceeds ........................................................    11
Capitalization .........................................................    11
Selected Financial Data ................................................    12
Management's Discussion and Analysis of
  Financial Condition and Results of Operations ........................    14
Business ...............................................................    21
Management .............................................................    32
Security Ownership of 5% Beneficial
  Owners and Management ................................................    36
Related Party Relationships and Transactions ...........................    38
Selling Noteholders ....................................................    39
Description of the 11 1/4% Notes .......................................    41
Description of Indebtedness ............................................    71
Summary of Registration Rights of
  Selling Noteholders ..................................................    72
Material U.S. Federal Income Tax
  Considerations .......................................................    73
Plan of Distribution ...................................................    78
Legal Matters ..........................................................    79
Experts ................................................................    79

================================================================================

                            [MMI PRODUCTS, INC. LOGO]

                               MMI PRODUCTS, INC.


                                   $38,700,000



                                11 1/4% SERIES B
                               SENIOR SUBORDINATED
                                 NOTES DUE 2007












                                   ----------

                                   PROSPECTUS

                                   ----------









                                 April 1, 2002

================================================================================